EXHIBIT 99.1

Stock Code：2311
NYSE：ASX

Notice and Agenda

Of

2018 First Extraordinary

General Meeting

(Including the Promoters' Meeting of ASE Industrial Holding Co., Ltd.)

Feb 12, 2018

To:

Shareholder ___________

The Board of Directors, Advanced Semiconductor Engineering, Inc.

105

Address: B1, No. 8 Dongxing Road, Songshan District, Taipei City

Advanced Semiconductor Engineering, Inc. Stock Affairs Agent

President Securities Corp. Department of Stock Affairs

Exclusive line for stock affairs agency: (02)2746-3797 (Representative line)

Website: http://www.pscnet.com.tw/

The Personal information collected by the Stock Affairs Agency is processed or used solely for stock affairs purposes, and related information will be archived according to regulations or for the agreed archiving periods. Please contact the Stock Affairs Agency if you intend to exercise related rights.

Coupon 1:

Notice for Attendance in Person

Please note that I shall personally attend the 2018 First Extraordinary General Meeting on February 12, 2018 and request that a Sign-in Card be sent to me accordingly.

To:

Advanced Semiconductor Engineering, Inc.

Shareholder No.:

Name of Shareholder:

(If proxy is assigned, please endorse on the back of the card)

Please sign here if you intend to attend the meeting in person.

Serial No.:                                                                               Checked and Verified by:

Coupon 2: Sign-in Card

This Sign-in Card shall become null and void if it is not affixed with the registration seal of ASE’s stock affairs agent.

2018 First Extraordinary General Meeting of Advanced Semiconductor Engineering, Inc.

□ Attend in person

□ Attend by proxy

Sign-in Card

Time: 10:00 a.m., Monday, February 12, 2018

Venue: Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City

Shareholder No.: Number of shares held:
Addressee: Name of Shareholder: Mailing Address of Shareholder: Name of Agent: Mailing Address of Agent:
Serial No. of Attendance:	Approved by:

Coupon 3

Advanced Semiconductor Engineering, Inc. 2018 First Extraordinary General Meeting:

Summary of Proxy Solicitors Date of Extraordinary General Meeting: February 12, 2018

Serial No.	Solicitor	Authorizing Shareholder	List of candidates for directorship and supervisorship to be supported List of candidates	Business philosophy of candidates for directorship	Name of place of solicitation or name of person mandated by the solicitor to handle solicitation matters
1	Mega International Commercial Bank Trust Department	ASE Enterprises Ltd.

List of candidates for directorship

1.   Representative, ASE Enterprises Ltd. Jason C.S. Chang

2.   Richard H.P. Chang

3.   Representative, ASE Enterprises Ltd. Bough Lin

4.   Representative, ASE Enterprises Ltd. C.W. Tsai

5.   Representative, ASE Enterprises Ltd. Tien Wu

6.   Representative, ASE Enterprises Ltd. Joseph Tung

7.   Representative, ASE Enterprises Ltd. Raymond Lo

8.   Representative, ASE Enterprises Ltd. Jeffery Chen

9.    Representative, ASE Enterprises Ltd. TS Chen

10.  Rutherford Chang

11.  Freddie Liu

1.   Providing customers with professional services of the highest quality

2.   Creating long-term and stable profits for the Company and our customers

3.   Achieving success and prosperity with partner firms

4.   Providing training to employees to enable them to excel in their respective areas of expertise

5.   Treating all employees fairly and reasonably

6.    Providing employees with a pleasant and open work environment

7.   Remaining as flexible as possible in business operations

1.   Cheng Chung Branch, Mega Securities

Address: 2F, No. 2, Sec 1, Chongqing S Rd., Taipei City.

Telephone: (02) 2331-5199

2.   Taichung Branch, Mega Securities

Address: 7F, No. 257, Sec. 1, Wuquan W Rd., West Dist., Taichung City.

Telephone: (04) 2378-0568

3.   Nan Tze Branch, Mega International Commercial Bank

Address: No. 600-2, Chia-Chang Rd., Nantze Export Processing Zone, Kaohsiung City.

Telephone: (07) 361-5131

4.   San Min Branch, Mega Securities

Address: 2F, No. 41, Dashun 2nd Rd., Sanmin Dist., Kaohsiung City.

Telephone: (07) 395-8858

[For 1,000 shares or more only]

Solicitation period: January 24, 2018 to February 6, 2018

From 9:00 AM to 4:00 PM

(excluding weekends and holidays)

			List of candidates for Supervisorship 1. Alan Cheng 2. Yuan-Chuang Fung 3. Fang-Yin Chen	Not Application

Note: 1.    The above is summarized information. If you require more detailed information, please refer to the announcements provided with the Notice for Meeting or visit the Securities & Futures Institute website: http://free.sfi.org.tw/.

        2.     In accordance with Article 6, Paragraph 1 of the Regulations Governing the Use of Proxies, a trust enterprise or stock affairs agency commissioned by a shareholder to act in the capacity of a solicitor must specify the name of the shareholder being represented.

Important information

1.	The souvenir for shareholders this year will be: Family Mart NT$100 Gift certificates(TW); in the event of insufficient quantity, an alternative souvenir of equal value will be distributed.

2.	If you wish to appoint a proxy solicitor to attend the Extraordinary General Meeting and collect the souvenir on your behalf, contact your solicitor at the place of solicitation between January 24, 2018 to February 6, 2018 (for 1,000 shares or more only). (Refer to the Summary of Proxy Solicitors for places of solicitation)

3.	The souvenir may be picked up at President Securities Corp. (No. 8, Dongxing Road, Songshan District, Taipei City) on February 9, 2018 from 8:30 AM to 4:30 PM or No. 26, Jing 3rd Road, NEPZ, Kaohsiung City on February 9, 2018 from 8:30 AM to 4:30 PM.

4.	If you plan to attend the Extraordinary General Meeting in person (on February 12, 2018), you may pick up your souvenir at the meeting. Please note that souvenirs will not be provided after the meeting has concluded.

5.	For shareholders who wish to exercise their voting rights electronically, the souvenir from the Extraordinary General Meeting may be picked up between 8:30 a.m. and 4:30 p.m. on February 12, 2018 at the Department of Stock Affairs of President Securities Corp. No. 8, Dongxing Road, Songshan District, Taipei City. Souvenirs cannot be mailed or presented after the meeting.

6.	You may enquire about souvenir-related information at the exclusive souvenir section on the website of President Securities Corp. at http://www.pscnet.com.tw/

Coupon 4

Atten: 105, B1, No. 8 Dongxing Road, Songshan District, Taipei City

Advanced Semiconductor Engineering, Inc. Stock Affairs Agent

President Securities Corp. Department of Stock Affairs Agency

Advertisement Reply
Taiwan Northern Post Office Administration Registration Permit
Pei-Shih-Tzu-#3577

(No Postage Necessary)

__F, ___, _______Alley, ____Lane, _________Road/Street, ____Sec., __________Neighborhood/Village, ____________District/Township, _______County/City

Sender:

Coupon 5

If you wish to consign an agent to attend the meeting on your behalf, please fill out this Coupon and send it back.

Serial No.:                                          Checked and Verified by:                                                                            Stock Code No.: 2311

. (The entrustor must fill out in person; it cannot be replaced by affixing of seal) is hereby assigned as the agent for the undersigned shareholder, to attend the First Extraordinary General Meeting to be held on February 12, 2018, representing the undersigned shareholder to exercise the following rights as authorized:

□(I) Representing the undersigned shareholder to exercise the rights of shareholders with regard to the matters in the agenda. (carte blanche)

□(II)Representing the undersigned shareholder to exercise the rights and to express the opinions of the undersigned shareholder with regard to the following proposals. When none of the following proposals is checked, it is considered that all the proposals are approved.

1. Discussion the proposed plan for the Company to jointly execute a share transfer with Siliconware Precision Industries Co., Ltd. (SPIL) for the purpose of making the newly-established "ASE Industrial Holding Co., Ltd." acquire 100% of all shares of the Company and Siliconware Precision Industries Co., Ltd. (SPIL) and terminate the stock listings of the Company and Siliconware Precision Industries Co., Ltd. (SPIL), and request for approval by the shareholders' meeting for passage of the share transfer agreement and supplementary provisions thereto and this proposed share transfer.

(1)□ Ratify (2)□ Object (3)□Abstain

2. Discussion of a proposed amendment to the "Procedure for Lending Funds to Other Parties".
(1)□ Ratify (2)□ Object (3)□Abstain

3. Discussion of a proposed amendment to the "Procedure for Making Endorsements and Guarantees".
(1)□ Ratify (2)□ Object (3)□Abstain

4. Discussion of a proposed amendment to the "Procedure for the Acquisition or Disposal of Assets".
(1)□ Ratify (2)□ Object (3)□Abstain

5. Discussion on the proposed formulation of the "Rules of Procedure for General Shareholders’ Meetings of ASE Industrial Holding Co., Ltd.".

(1)□ Ratify (2)□ Object (3)□Abstain

6. Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Articles of Incorporation".
(1)□ Ratify (2)□ Object (3)□Abstain

7.       Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Regulations Governing the Election of

1. Solicitation of proxy at a price in the form of cash or for other interests is prohibited.

2.        Upon discovery of illegal acquisition or use of proxy, one can enclose substantial evidence and report it to the Taiwan Depository & Clearing Corporation; once found to be true, the informer will be entitled to a reward of up to NT$50,000. To report a case: (02) 2547-3733.

  Place of solicitation and signature:

Directors and Supervisors".

(1)□ Ratify (2)□ Object (3)□Abstain

8. Proposed selection of candidates to serve as the First Board of Directors and Supervisors of ASE Industrial Holding Co., Ltd. (1)□ Ratify (2)□ Object (3)□Abstain

9. Waiver of non-competition clauses for newly-elected directors of ASE Industrial Holding Co., Ltd.
(1)□ Ratify (2)□ Object (3)□Abstain

10. Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Procedure for Lending Funds to Other Parties". (1)□ Ratify (2)□ Object (3)□Abstain

11. Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Procedure for Making Endorsements and Guarantees". (1)□ Ratify (2)□ Object (3)□Abstain

12. Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Procedure for the Acquisition or Disposal of Assets". (1)□ Ratify (2)□ Object (3)□Abstain

2. When the undersigned shareholder did not check the scope of authorization or has checked multiple items in the foregoing, it is considered carte blanche. If the stock affairs agency is authorized to represent the shareholder, the agent shall exercise shareholders' rights as authorized under (II) in the foregoing.

3. The agent of the undersigned shareholder may have the right to handle any extempore motions at his/her discretion in the meeting.

4.Please mail the attendance pass or presence sign-in card to the agent. If the meeting date is changed for whatever the reason, this Proxy remains in force (limited to this meeting only)

To:

Advanced Semiconductor Engineering, Inc.

Date of authorization　MM/DD/YYYY

Coupon 6

Notice for Meeting

I.	Please note that we are scheduled to hold the 2018 First Extraordinary General Meeting on Monday, February 12, 2018 at 10:00 a.m. (shareholder registration starts at 9:00 am sharp; please sign-in at the meeting location) at Zhuangjing Hall, 600, Jiachang Rd., NEPZ, Nanzi Dist., Kaohsiung City. The meeting agenda is as follows: 1. Matters to Be Reported: (1) Report by the Audit Committee on the result of its deliberation on the plan to establish "ASE Industrial Holding Co., Ltd." through a share transfer between the Company and Siliconware Precision Industries (SPIL). 2. Matters for Discussion (1): (1) Discussion the proposed plan for the Company to jointly execute a share transfer with Siliconware Precision Industries Co., Ltd. (SPIL) for the purpose of making the newly-established "ASE Industrial Holding Co., Ltd." acquire 100% of all shares of the Company and Siliconware Precision Industries Co., Ltd. (SPIL) and terminate the stock listings of the Company and Siliconware Precision Industries Co., Ltd. (SPIL), and request for approval by the shareholders' meeting for passage of the share transfer agreement and supplementary provisions thereto and this proposed share transfer. (2) Discussion of a proposed amendment to the "Procedure for Lending Funds to Other Parties". (3) Discussion of a proposed amendment to the "Procedure for Making Endorsements and Guarantees" (4) Discussion of a proposed amendment to the "Procedure for the Acquisition or Disposal of Assets" 3. Matters for Discussion (2): (1) Discussion on the proposed formulation of the "Rules of Procedure for General Shareholders’ Meetings of ASE Industrial Holding Co., Ltd.". (2) Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Articles of Incorporation". (3) Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Regulations Governing the Election of Directors and Supervisors". 4. Elections: (1) Proposed selection of candidates to serve as the First Board of Directors and

Supervisors of ASE Industrial Holding Co., Ltd. 5. Matters for Discussion (3): (1) Waiver of non-competition clauses for newly-elected directors of ASE Industrial Holding Co., Ltd. (2) Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Procedure for Lending Funds to Other Parties". (3) Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Procedure for Making Endorsements and Guarantees". (4) Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Procedure for the Acquisition or Disposal of Assets". 6. Extempore Motions.

II.	Please refer to the attached documents with respect to the proposed plan for the Company to jointly execute a share transfer with Siliconware Precision Industries Co., Ltd. (SPIL) for the purpose of making the newly-established "ASE Industrial Holding Co., Ltd." acquire 100% of all shares of the Company and Siliconware Precision Industries Co., Ltd. (SPIL) and terminate the stock listings of the Company and Siliconware Precision Industries Co., Ltd. (SPIL), and submission of the following proposals to the shareholders' meeting for passage by resolution. The relevant information, Share Transfer Agreement and Supplementary Provisions and independent experts' report and the result of deliberation by the Audit Committee, have been disclosed in the Market Observation Post System (MOPS) (website: http://mops.twse.com.tw) and are available at the premises of the Company (No. 26, Jing 3rd Rd., Nanzi Processing Export Zone, Kaohsiung City) and will be accessible on the day of the shareholders' meeting at the meeting premises for perusal by shareholders.

III.	The present election of 11 directors and 3 supervisors for "ASE Industrial Holding Co., Ltd." is handled in accordance with the regulations governing the election of directors and supervisors.

IV.	Article 209 of the Company Act stipulates that directors should brief actions they are going to take within the scope of ASE's business operation for themselves or for others in the shareholders' meetings and obtain permission. Currently new directors shall be waived of non-competition clauses for behavior prohibited under Article 209 of the Company Act starting from the date of inauguration on the condition that the said behavior does not undermine ASE's interests.

V.	According to Article 165 of the Company Act, stock transfers shall be discontinued from January 14, 2018 to February 12, 2018.

VI.	Apart from the Company's public announcement, a letter of invitation is attached with one copy each of the Notice for Attendance of the Extraordinary General Meeting and proxy. You are cordially invited to attend. If you are to attend the meeting in person, please report to the meeting venue on the date of the meeting by filling out Coupon 1 (Notice for Attendance in Person) and Coupon 2 (Sign-in Card). If you wish to assign an agent to attend on your behalf, please send back Coupon 5 (Proxy Statement) and Coupon 2 (Sign-in Card) in their full form, duly filled out, to the Company's stock affairs agent, President Securities Corp. to the attention of the Department of Stock Affairs Agency 5 days prior to the meeting. Once the signature or seal is verified, ASE's stock affairs agent will send back the Sign-in Card with the registration seal affixed to you or your agent to attend the Extraordinary General Meeting.

VII.	If a shareholder wishes to enlist a proxy, the Company will produce a general checklist stating therein the information of the solicitor and the soliciting information on January 26, 2018 to be disclosed on the website (website: http://free.sfi.org.tw/). Investors who wish to make an enquiry may visit the website and go to Free Enquiry System for Announced Information Concerning

Proxies. Click on Enquiry on the right-hand side and enter the search criteria.

VIII.	Verification of proxy votes at the Extraordinary General Meeting shall be conducted by the Department of Stock Affairs at President Securities Corp.

IX.	In this Extraordinary General Meeting, shareholders may exercise their voting rights electronically. The period for them to exercise the right is from January 27 through February 9, 2018. Log in to Taiwan Depository & Clearing Corporation's "Stock Vote" website and proceed in accordance with the instructions provided (https：//www.stockvote.com.tw).

X.	This is for your information. Please act accordingly.

To:

Shareholder

Sincerely, the Board of Directors, Advanced Semiconductor Engineering, Inc.

Instructions for use of the Proxy

1.	Before solicitation for proxy is made by a third party, shareholders are advised to ask the solicitor to provide information on written and advertising contents or consult with ASE-compiled general information of the solicitor's written and advertising contents in order to fully understand the background information of the solicitor and the candidate to be elected as well as opinions on agenda items of the solicitor.

2.	If the trustee agent is not a Shareholder., he/she should fill out his/her ID number or the uniform serial number in the Shareholder A/C Column.

3.	If the solicitor is a trust business or service agency institution, please fill out the uniform serial number in the Shareholder No. A/C Column.

4.	All other matters related to the agenda shall be conducted by the instructions herein provided.

5.	If the proxy has already been delivered to ASE and the shareholder decides they wish to personally attend the Extraordinary General Meeting or exercise his or her voting rights by electronic means, the concerned shareholder should notify ASE in writing two days prior to the meeting to rescind the notice for proxy. If the shareholder fails to do so by the deadline, the voting right cast by the trustee agent shall govern.

6.	See Coupon 5 for the format of the proxy.

Table of Contents

Meeting Procedure		1

Meeting Agenda		2

Status Report		4

Matters for Discussion (1)		5

Matters for Discussion (2)		8

Elections		9

Matters for Discussion (3)		10

Extempore Motions		11

Attachments:

1.	The Audit Committee's Report on the Share Exchange Transaction and Independent Expert Opinion	12

2.	Joint Share Exchange Agreement and Supplemental Agreement between the Company and SPIL	31

3.	The Company's Table of Comparison of Revised Articles of the Procedure for Lending Funds to Other Parties	66

4.	The Company's Table of Comparison of Revised Articles of the Procedure for Making Endorsements and Guarantees	71

5.	The Company's Table of Comparison of Revised Articles of the Procedure for the Acquisition or Disposal of Assets	72

6.	ASE Industrial Holding Co., Ltd. Rules of Procedure for Shareholders’ Meeting	73

7.	ASE Industrial Holding Co., Ltd. Articles of Incorporation	76

8.	ASE Industrial Holding Co., Ltd. Rules Governing the Election of Directors and Supervisors	81

9.	ASE Industrial Holding Co., Ltd. Procedure for Lending Funds to Other Parties	83

10.	ASE Industrial Holding Co., Ltd. Procedure for Making Endorsements and Guarantees	90

11.	ASE Industrial Holding Co., Ltd. Procedure for Acquisition or Disposal of Assets	97

Appendixes:

1.	The Company's Rules of Procedure for Shareholders’ Meeting	117

2.	The Company's Articles of Incorporation	120

3.	The Company's Status of Holdings of Directors	126

Advanced Semiconductor Engineering, Inc.

2018 First Extraordinary General Meeting Procedure

(Including the Procedure of the Promoters' Meeting of ASE Industrial Holding Co., Ltd.)

I.	Meeting called to order (announce respective number of shares held by shareholders present)

II.	Chairperson's opening remarks

III.	Status Report

IV.	Matters for Discussion (1)

V.	Matters for Discussion (2)

VI.	Elections

VII.	Matters for Discussion (3)

VIII.	Extempore Motions

IX.	Meeting Ends

Advanced Semiconductor Engineering, Inc.

2018 First Extraordinary General Meeting Agenda

(Including the Agenda of the Promoters' Meeting of ASE Industrial Holding Co., Ltd.)

A. Time: 10:00AM, Monday, February 12, 2018

B. Place: Zhuangjing Auditorium, No. 600, Jiachang Rd., Nanzi Processing Export Zone, Nanzi District, Kaohsiung City

C.Attendees: All shareholders and proxies

D.Chairperson's Remarks

E. Status Report

(1)    Report by the Audit Committee on the result of its deliberation on the plan to establish "ASE Industrial Holding Co., Ltd." through a share transfer between the Company and Siliconware Precision Industries Co., Ltd. (SPIL).

F. Matters for Discussion (1)

Case 1:	Discussion of a proposed plan for the Company to jointly execute a share transfer with Siliconware Precision Industries Co., Ltd. (SPIL) for the purpose of making the newly-established "ASE Industrial Holding Co., Ltd." acquire 100% of all shares of the Company and Siliconware Precision Industries Co., Ltd. (SPIL) and terminate the stock listings of the Company and Siliconware Precision Industries Co., Ltd. (SPIL), and request for approval by the shareholders' meeting for passage of a share transfer agreement and supplementary provisions thereto and this proposed share transfer.
Case 2:	Discussion of a proposed amendment to the "Procedure for Lending Funds to Other Parties".
Case 3:	Discussion of a proposed amendment to the "Procedure for Making Endorsements and Guarantees".
Case 4:	Discussion of a proposed amendment to the "Procedure for the Acquisition or Disposal of Assets".

G. Matters for Discussion (2)

Case 1:	Discussion on the proposed formulation of the "Rules of Procedure for General Shareholders' Meetings of ASE Industrial Holding Co., Ltd."
Case 2:	Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Articles of Incorporation".
Case 3:	Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Regulations Governing the Election of Directors and Supervisors".

H. Elections

Case 1:	Proposed selection of candidates to serve as the First Board of Directors and Supervisors of ASE Industrial Holding Co., Ltd.

I. Matters for Discussion (3)

Case 1:	Waiver of non-competition clauses for newly-elected directors of ASE Industrial Holding Co., Ltd.
Case 2:	Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Procedure for Lending Funds to Other Parties".
Case 3:	Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Procedure for Making Endorsements and Guarantees".
Case 4:	Discussion on the proposed formulation of the "ASE Industrial Holding Co., Ltd. Procedure for the Acquisition or Disposal of Assets".

J. Extempore Motions

K. Meeting Ends

Status Report

(1)	Report by the Audit Committee on the result of its deliberation on the plan to establish "ASE Industrial Holding Co., Ltd." through a share transfer between the Company and Siliconware Precision Industries Co., Ltd. (SPIL). (Proposed by the Board of Directors)

Explanation:

1.     To respond to the increasingly competitiveness of the global semiconductor industry, a proposal has been made for the Company to jointly execute a share transfer agreement with SPIL to establish an investment holding company (hereinafter referred to as "the new holding company") which shall acquire a 100% equity stake in the Company and SPIL.

2.    The Company's Audit Committee has carefully reviewed the details of this proposed share transfer; details concerning the results of the Committee's review as well as the independent expert's report on the reasonableness of the transaction price of the proposed share transfer are provided in Attachment 1.

Matters for Discussion (1)

Case 1 (proposed by the Board of Directors)

Proposal	:	Please discuss the proposed plan for the Company to jointly execute a share transfer with Siliconware Precision Industries Co., Ltd. (SPIL) for the purpose of making the newly-established "ASE Industrial Holding Co., Ltd." acquire 100% of all shares of the Company and Siliconware Precision Industries Co., Ltd. (SPIL) and terminate the stock listings of the Company and Siliconware Precision Industries Co., Ltd. (SPIL), and request for approval by the shareholders' meeting for passage of the share transfer agreement and supplementary provisions thereto and this proposed share transfer.

Explanation	:

1.    To respond to the increasingly competitiveness of the global semiconductor industry, a proposal has been made for the Company to jointly execute a share transfer agreement with SPIL to establish "ASE Industrial Holding Co., Ltd." (hereinafter referred to as the "new holding company") which shall acquire all outstanding shares of the Company and SPIL Upon completion of the share transfer, the Company and SPIL will simultaneously become wholly owned subsidiaries of the new holding company, and the stock listings of the Company and SPIL will be terminated accordingly (hereinafter referred to as the "proposed share transfer").

2.    Under the proposal, each full share of the Company's common stock will be offered for 0.5 share of the new holding company's common stock, and the Company's outstanding shares will be transferred in whole to the new holding company; the new holding company will then issue new common shares to the Company's shareholders as the share transfer consideration. Meanwhile, under the proposed share transfer, a cash consideration of NT$55 per share of SPIL’s common stock shall be made, wherein SPIL's outstanding shares shall be transferred in whole to the new holding company, and a corresponding cash payment will then be issued by the new holding company to SPIL's shareholders. During SPIL's 2016 General Meeting, it was resolved that a cash dividend of NT$2.8 per share and cash dividend of NT$1 per share paid from the capital surplus would be issued; after adjusting for these deductions, the aforesaid NT$55 cash consideration will have a cash value of NT$51.2 per share. The reasonableness of this share transfer price has been confirmed by an independent expert's report (see Attachment 1 for details).

3.     Due to the fact that the proposed share transfer between the Company and SPIL had not been approved by all relevant antitrust authorities until November 24, 2017, in order to accommodate the required schedule of the proposed share transfer, the Company and SPIL jointly signed the "Supplemental Agreement to Joint Share Exchange Agreement" (see Attachment 2 of this Agenda for details concerning) in which it was agreed by both sides to extend the final transaction date for completing the proposed share transfer from December 31, 2017 to October 31, 2018. A motion to resolve the proposed share transfer and the share transfer agreement and the supplementary provisions (hereinafter referred to as the "the Proposal") is hereby requested.

4.     In accordance with the regulations set forth under Article 29 of the Corporate Mergers and Acquisitions Act, after the Proposal has been approved by a resolution of the Company's shareholders, this Extraordinary General Meeting shall be deemed as the meeting of promoters (i.e., Promoters meeting) of the transferee company, thereby enabling the Promoters to discuss and deliberate on the articles of incorporation of the new holding company and elect its directors and supervisors, as well as discuss related matters including the waiver of non-competition clauses for newly-elected directors. The share conversion ratio for the number of common shares of the Company held by its shareholders will be used to calculate the number of voting shares and number of voting rights to allow shareholders to jointly participate in the discussion of and voting on motions of relevant proposals as well as exercise voting rights and the right to elect directors and supervisors accordingly.

5.    The chairman of the board or his designated representative shall be authorized to handle any other matters relating to the Proposal that are not specifically addressed herein or to respond to any directives issued by the relevant authorities or make necessary changes due to subjective or objective circumstances.

Resolution	:

Case 2 (proposed by the Board of Directors)

Proposal	:	Please discuss the revised version of the Company's "Procedure for Lending Funds to Other Parties".

Explanation	:

1.  In order to meet actual operating needs and to increase the Company's total loan facility and other restrictions on individual lending recipients, the Company's board of directors approved a revision to a portion of the articles of the Company's "Procedure for Lending Funds to Other Parties" on December 20, 2017.

2.  Your approval of the comparison table of revised articles of the "Procedure for Lending Funds to Other Parties" as shown in Attachment 3 of this Agenda is hereby requested.

Resolution	:

Case 3 (proposed by the Board of Directors)

Proposal	:	Please discuss the revised version of the Company's "Procedure for Making Endorsements and Guarantees".

Explanation	:

1.    In order to enable the Company to make endorsements and guarantees which will allow the newly-established holding company, ASE Industrial Holding Co., Ltd., to obtain loans from banks in the future and in accordance with the terms of the share transfer agreement which requires payment of a cash consideration to SPIL's shareholders, it would be necessary and reasonable to raise the current limit of endorsements and guarantees; therefore, the Company's board of directors approved a revision to the provisions set forth under Article 4 of the Company's "Procedure for Making Endorsements and Guarantees" on December 20, 2017.

2.     Your approval of the comparison table of revised articles of the "Procedure for Making Endorsements and Guarantees" as shown in Attachment 4 of this Agenda is hereby requested.

Resolution	:

 Case 4 (proposed by the Board of Directors)

Proposal	:	Please discuss the revised version of the Company's "Procedure for the Acquisition or Disposal of Assets".
Explanation	:

1.    In order to adjust restrictions of the Company and subsidiaries on the total amount of investments in securities and limits on individual securities, the Company's board of directors approved a revision to the provisions set forth under Article 4 of the Company's "Procedure for the Acquisition or Disposal of Assets" on December 20, 2017.

2.    Your approval of the comparison table of revised articles of the "Procedure for the Acquisition or Disposal of Assets" as shown in Attachment 5 of this Agenda is hereby requested.

Resolution	:

Matters for Discussion (2)

Case 1 (proposed by the Board of Directors)

Proposal	:	Please discuss the "Rules of Procedure for Shareholders' Meetings of ASE Industrial Holding Co., Ltd." as formulated.

Explanation	:

1.    The "Rules of Procedure for Shareholders' Meetings of ASE Industrial Holding Co., Ltd." have been formulated as a consequence of the proposal for the Company to jointly execute a share transfer agreement with SPIL to establish "ASE Industrial Holding Co., Ltd."

2.    Your approval of the "Rules of Procedure for Shareholders' Meetings of ASE Industrial Holding Co., Ltd."as shown in Attachment 6 of this Agenda is hereby requested.

Resolution	:

Case 2 (proposed by the Board of Directors)

Proposal	:	Please discuss the "ASE Industrial Holding Co., Ltd. Articles of Incorporation" as formulated.

Explanation	:

1.    The "ASE Industrial Holding Co., Ltd. Articles of Incorporation" have been formulated as a consequence of the proposal for the Company to jointly execute a share transfer agreement with SPIL to establish "ASE Industrial Holding Co., Ltd."

2.     Your approval of the "ASE Industrial Holding Co., Ltd. Articles of Incorporation" as shown in Attachment 7 of this Agenda is hereby requested.

Resolution	:

Case 3 (proposed by the Board of Directors)

Proposal	:	Please discuss the "ASE Industrial Holding Co., Ltd. Regulations Governing the Election of Directors and Supervisors" as formulated.

Explanation	:

1.   The "ASE Industrial Holding Co., Ltd. Regulations Governing the Election of Directors and Supervisors" have been formulated as a consequence of the proposal for the Company to jointly execute a share transfer agreement with SPIL to establish "ASE Industrial Holding Co., Ltd."

2.    Your approval of the "ASE Industrial Holding Co., Ltd. Regulations Governing the Election of Directors and Supervisors" as shown in Attachment 8 of this Agenda is hereby requested.

Resolution	:

Elections

Case 1 (proposed by the Board of Directors)

Proposal	:	Please submit a proposed selection of candidates to serve as the First Board of Directors and Supervisors of ASE Industrial Holding Co., Ltd.

Explanation	:	In accordance with the regulations prescribed under Article 16 of the "ASE Industrial Holding Co., Ltd. Articles of Incorporation", 11 directors and 3 supervisors shall be elected to serve as the First Board of Directors and Supervisors of ASE Industrial Holding Co., Ltd., each of whom shall serve a term of three (3) years beginning from the date of establishment of ASE Industrial Holding Co., Ltd.
Election outcome	:

Matters for Discussion (3)

Case 1 (proposed by the Board of Directors)

Proposal	:	Please discuss agreement on the waiver of non-competition clauses for newly-elected directors of ASE Industrial Holding Co., Ltd.

Explanation	:

1.     Article 209 of the Company Act stipulates that directors should brief actions they are going to take within the scope of ASE's business operation for themselves or for others in the shareholders' meetings and obtain permission.

2.     If, following new-elected directors are engaged in the investment or operation of a business entity with a scope of business similar to that of ASE Industrial Holding Co., Ltd. and acts as a director thereof, we request that a motion to waive the non-competition clauses applicable to the director be resolved at this Extraordinary General Meeting in order to allow him or her to act as a director or the representative of said business entity, provided that such waiver will not infringe upon the interests of ASE Industrial Holding Co., Ltd.

Resolution	:

Case 2 (proposed by the Board of Directors)

Proposal	:	Please discuss the "ASE Industrial Holding Co., Ltd. Procedure for Lending Funds to Other Parties" as formulated.

Explanation	:

1.    The "ASE Industrial Holding Co., Ltd. Procedure for Lending Funds to Other Parties" has been formulated as a consequence of the proposal for the Company to jointly execute a share transfer agreement with SPIL to establish "ASE Industrial Holding Co., Ltd."

2.    Your approval of the "ASE Industrial Holding Co., Ltd. Procedure for Lending Funds to Other Parties" as shown in Attachment 9 of this Agenda is hereby requested.

Resolution	:

Case 3 (proposed by the Board of Directors)

Proposal	:	Please discuss the "ASE Industrial Holding Co., Ltd. Procedure for Making Endorsements and Guarantees" as formulated.

Explanation	:

1.    The "ASE Industrial Holding Co., Ltd. Procedure for Making Endorsements and Guarantees" has been formulated as a consequence of the proposal for the Company to jointly execute a share transfer agreement with SPIL to establish "ASE Industrial Holding Co., Ltd."

2.    Upon completion of its establishment, ASE Industrial Holding Co., Ltd. may provide endorsements and guarantees to its subsidiaries in the capacity of a parent company in order to satisfy the Group's overall operational and capital funding requirements; therefore, the "ASE Industrial Holding Co., Ltd. Procedure for Making Endorsements and Guarantees" stipulates that the maximum total guarantee amount for external endorsements and guarantees of the said company and subsidiaries may not exceed 150% of the net value of ASE Industrial Holding

       Co., Ltd. as stated in the latest financial report and shall comply with requirements of necessity and reasonableness.

3.    Your approval of the "ASE Industrial Holding Co., Ltd. Procedure for Making Endorsements and Guarantees" as shown in Attachment 10 of this Agenda is hereby requested.

Resolution	:

Case 4 (proposed by the Board of Directors)

Proposal	:	Please discuss the "ASE Industrial Holding Co., Ltd. Procedure for the Acquisition or Disposal of Assets" as formulated.

Explanation	:

1.    The "ASE Industrial Holding Co., Ltd. Procedure for the Acquisition or Disposal of Assets" has been formulated as a consequence of the proposal for the Company to jointly execute a share transfer agreement with SPIL to establish "ASE Industrial Holding Co., Ltd."

2.    Your approval of the "ASE Industrial Holding Co., Ltd. Procedure for the Acquisition or Disposal of Assets" as shown in Attachment 11 of this Agenda is hereby requested.

Resolution	:

Extempore Motions

Meeting Ends

■ Attachment 1

The Audit Committee's Report on the Share Exchange Transaction

1.	Pursuant to Article 6 of Business Mergers And Acquisitions Act and Articles 2 and 6 of Regulations Governing the Establishment and Related Matters of Special Committees of Public Companies for Merger/Consolidation and Acquisition, the Audit Committee shall function as the special committee for the proposed share exchange transaction.

2.	Based on the above regulations, the Audit Committee has appointed Mr. Ji-Sheng Chiu, CPA, as the independent expert to deliver the fairness opinion. Mr. Ji-Sheng Chiu concluded in the opinion that (1) the share exchange ratio of each the Company's common share for 0.5 common shares of ASE Industrial Holding Co., Ltd. ("HoldCo") should be fair and reasonable and (2) the reasonable price range per common share of Siliconware Precision Industries Co., Ltd. ("SPIL") should be between NT$46.98 and NT$56.30 and the proposed exchange of each SPIL's common share for NT$55 (including the NT$ 2.8 per share cash dividend and NT$1 per share distribution from capital reserve approved by SPIL's 2016 annual general meeting of shareholders) shall be fair and reasonable. The Audit Committee took into consideration the operation condition, future development of the Company and relevant factors. Further, the Joint Share Exchange Agreement of the share exchange is stipulated pursuant to applicable laws and regulations and the consideration and conditions of the share exchange shall be reasonable. The share exchange is unanimously approved by all members of Audit Committee present without objection and the review result will be submitted to the board of directors meeting and shareholders' meeting of the Company.

3.	Pursuant to the request of the Securities and Exchange Commission, Mr. Ji-Sheng Chiu, CPA, was appointed as the independent expert to deliver a supplemental fairness opinion. Mr. Ji-Shen Chiu is of the opinion that (1) the share exchange ratio of each the Company's common share for 0.5 common shares of HoldCo should be fair and reasonable and (2) the reasonable price range per common share of SPIL should be between NT$42.80 and NT$56.51 and the proposed exchange of each SPIL's common share for NT$55 to be paid by HoldCo for acquiring all of SPIL's common shares which has been adjusted to NT$51.2 after excluding the NT$2.8 per common share cash dividend distribution, as well as a NT$1.0 per common share payment from capital reserve approved by resolution as SPIL's annual shareholders' meeting in 2016 should be fair.

Independent Expert Opinion

on the Fairness of the Consideration for Joint Share Exchange in the Joint Share Exchange Agreement between Advanced Semiconductor Engineering, Inc. and Siliconware Precision Industries Co., Ltd.

I.	Introduction

Both Advanced Semiconductor Engineering Inc. (“ASE”) and Siliconware Precision Industries Co., Ltd. (“SPIL”) are the world’s leading companies in semiconductor packaging and testing sector. ASE and SPIL intend to enter into the Joint Share Exchange Agreement to newly establish ASE Industrial Holding Co., Ltd. (“HoldCo”) by joint share exchange whereby both ASE and SPIL will become wholly-owned subsidiaries of HoldCo, in order to pursue their operating scale and improve their overall operating performance while taking into account of the flexibility and efficiency of their individual independent operations (“Share Exchange”). The Share Exchange will result in the exchange of all of ASE common shares in consideration for newly issued common shares of HoldCo, at an exchange ratio of each ASE common share for 0.5 HoldCo common share. Furthermore, the Share Exchange will result in the exchange of each of SPIL’s issued and outstanding shares for NT$55 in cash payable by HoldCo (“Cash Consideration”). The Cash Consideration is adjusted to NT$51.2 after deduction of cash dividends distribution of NT$2.8 per share and capital reserve cash distribution of NT$1 per share as resolved at SPIL’s annual general shareholder’s meeting for 2016. The fairness of the consideration for the Share Exchange under the Share Exchange Agreement is described and evaluated as below.

II.	Financial Position

Financial position of ASE and SPIL for the last two years and the first quarter of 2016 are summarized as below:

(1)	ASE

Unit: NT$(in thousands)

Year Item	2014	2015	First quarter of 2016
Total assets	333,984,767	365,287,557	356,490,231
Total liabilities	175,546,763	196,867,675	187,752,829
Total equity attributable to owners of parent	150,218,907	156,916,004	158,016,614
Share capital	78,715,179	79,185,660	79,279,129
Operating income	256,591,447	283,302,536	62,371,082
Net profit - attributable to owners	23,636,522	19,478,873	4,163,477

Sources: Audited or reviewed financial statements of ASE for the years of 2014 and 2015 and the first quarter of 2016.

(2)	SPIL

Unit: NT$(in thousands)

Year Item	2014	2015	First quarter of 2016
Total assets	129,756,075	123,245,230	122,855,285
Total liabilities	57,649,456	52,644,588	50,446,781
Total equity attributable to owners of parent	72,106,619	70,600,642	72,408,504
Share capital	31,163,611	31,163,611	31,163,611
Operating income	83,071,441	82,839,922	19,299,310
Net profit - attributable to owners of parent	11,744,414	8,762,257	1,604,028

Sources: Audited or reviewed financial statements of SPIL for the years of 2014 and 2015 and the first quarter of 2016.

III.	Sources of Information

(1)	Audited or reviewed financial statements of ASE and SPIL for the years of 2014 and 2015 and the first quarter of 2016.

(2)	Business overviews, financial statements and other important information for evaluation purposes regarding ASE, SPIL and their peers obtained from Market Observation Post System.

(3)	Information from website of the Taiwan Stock Exchange, website of the Taipei Exchange (GreTai Securities Market), Commerce and Industry Registration Enquiry System of Department of Commerce, Ministry of Economic Affairs, Taiwan Economic Journal (TEJ) Database and Bloomberg’s complied comparison, analysis and historical stock price data of ASE, SPIL and their peers.

(4)	Information on the industry and peers of ASE and SPIL.

IV.	Consideration for Share Exchange and Fairness thereof

The consideration for Share Exchange will be at an exchange ratio of each ASE common share for 0.5 HoldCo common share and each of SPIL’s issued and outstanding shares for Cash Consideration of NT$55 payable by HoldCo. The Cash Consideration is adjusted to NT$51.2 after deduction of cash dividends distribution of NT$2.8 per share and capital reserve cash distribution of NT$1 per share as resolved at SPIL’s annual general shareholder’s meeting for 2016. After the completion of the Share Exchange, both ASE and SPIL will become wholly-owned subsidiaries of HoldCo. The fairness of consideration for Share Exchange in respect of each of ASE and SPIL is described and evaluated as below:

(A)	ASE

1.	ASE shareholders will contribute all the common shares held by them in ASE as of the share exchange record date in consideration of issue of their subscribed common shares required for the establishment of HoldCo. Following consummation of the Share Exchange, ASE will become a wholly-owned subsidiary of HoldCo, and previous ASE shareholders will become HoldCo shareholders. As such, similar to SPIL’s Cash Consideration, ASE will become a wholly-owned subsidiary of HoldCo by exchange of the shares of one single company; theoretically, the rights of previous ASE shareholders will not be affected by the exact Share Exchange ratio.

2.	According to ASE’s audited or reviewed consolidated financial statements as of March 31, 2016, its equity attributable to owners of parent amounted to NT$158,016,614,000; based on the latest update from the Commerce and Industry Registration Enquiry System of Department of Commerce, Ministry of Economic Affairs, ASE had a total of 7,918,272,896 issued and outstanding common shares as of April 26, 2016. Therefore, its net book value per common share was NT$19.956. Each ASE common share will be exchanged for 0.5 HoldCo common share resulting in 3,959,136,448 HoldCo common shares as of the share exchange record date. In addition, the net book value per common share as calculated based on ASE’s equity attributable to owners of parent to be assumed by HoldCo will be increased in the ratio of 1:0.5. Based on ASE’s equity attributable to owners of parent as of March 31, 2016, HoldCo’s net book value per common share would be NT$39.912 per share. For HoldCo common shareholders after the Share Exchange, the shareholders’ equity will not be impaired in any way by the Share Exchange ratio.

3.	Net value of ASE’s equity attributable to owners of parent as of the share exchange record date may vary from that as of March 31, 2016. However, ASE shareholders will contribute all the common shares held by them in ASE as of the share exchange record date in consideration of and exchange for the common shares required for the establishment of HoldCo. As such, for HoldCo common shareholders after the Share Exchange, the shareholders’ equity will not be affected as a result of the Share Exchange.

In summary, it shall be fair and reasonable for all of ASE’s issued and outstanding shares to be exchanged for and in consideration of newly issued common shares of HoldCo at an exchange ratio of each ASE common share for 0.5 HoldCo common share resulting in ASE to become a wholly-owned subsidiary of HoldCo.

(B)	SPIL

1.	Methodologies Used

There are many methods for evaluating stock value. In practice, common methods include: market approach, such as market price approach (focusing on listed target companies; the fair value can be estimated by market price on the stock exchange) and market comparison approach (based on financial information of target companies and their peers in the market, using market multiplier such as price-earnings ratio, price-book ratio for analysis and evaluation); income approach; and cost approach.

Among these methods, income approach requires the Company’s estimates of future cash flow, involving multiple assumptions and having a higher uncertainty. Given its less objective nature compared to other methods, this method is not used. Cost approach examines and weighs SPIL’s business model and capital structure. Therefore, it is not appropriate for valuation and also not used. As such, we intend to use the market approach as primary evaluation method while taking into account of other non-quantitative factors, to evaluate the reasonable consideration of the Share Exchange for SPIL.

2.	Selection of Peers

Based on customer attributes, business activities and business model, ChipMOS Technologies (Bermuda) Ltd. (“ChipMOS”), Chipbond Technology Corporation (“Chipbond”) and Powertech Technology Inc. (“Powertech”) are selected as peers. The following table lists the financial conditions of these 3 peers for the first quarter of 2016:

Unit: NT$(in thousands)

Peers Items	ChipMOS (8150)	Chipbond (6147)	Powertech (6239)
Total assets	32,404,046	36,230,116	70,446,410
Total liabilities	13,385,676	11,852,343	27,389,980
Total equity attributable to owners of parent	19,018,370	23,575,971	34,653,945
Share capital	8,957,836	6,492,620	7,791,466
Net value per share- attributable to owners of parent (NT$) (Note 1)	21.20	36.31	44.48
Operating income	4,724,139	3,733,921	10,618,124
Net profit - attributable to owners of parent	348,423	201,453	940,031
Earnings per share - attributable to owners of parent (NT$) (Note 2)	2.09	2.64	5.37

Source: Audited or reviewed consolidated financial statements of three peers for the first quarter of 2016

Note 1: Net value per share is calculated based on the number of common shares of the respective peer obtained from the Commerce and Industry Registration Enquiry System of Department of Commerce, Ministry of Economic Affairs.

Note 2: Earnings per share are estimated for the four quarters ended the first quarter of 2016 based on the net profit attributable to owners of parent in the respective peer’s consolidated financial statements for the year 2015 and the first quarter of 2016, number of common shares obtained from the Commerce and Industry Registration Enquiry System of Department of Commerce, Ministry of Economic Affairs and other financial data.

3.	Valuation

(1)	Market Price Approach

As SPIL is a listed company with its open market trading prices available for objective reference, this opinion sampled its recent publicly traded prices to evaluate the average closing prices for 60, 90 and 180 business days up to and including the valuation date of June 29, 2016 as follows:

Unit: NT$

Item	Average closing price	Theoretical price range
Latest 60 business days	46.25	45.05 ~ 46.45
Latest 90 business days	46.45
Latest 180 business days	45.05

Note: Sources of ex-rights/ex-dividend adjusted closing prices are from compilations of Taiwan Economic Journal (10/5/2015~6/29/2016); all average prices are calculated by simple arithmetic averaging of ex-rights/ex-dividend adjusted closing prices.

(2)	Price-book Ratio Approach

The reasonable value per share of SPIL is estimated by calculating the net book value per share based on the financial information of SPIL and sampling the average price-book ratios of publicly traded peers - ChipMOS, Chipbond and Powertech for comparison purposes. The price-book ratios of publicly traded peers are calculated using their closing prices for 180 business days up to and including the valuation date of June 29, 2016 for sampling purposes and based on the total equity attributable to owners of parent in the respective peer’s consolidated financial statements for the first quarter of 2016, the number of common shares for respective peer obtained from the Commerce and Industry Registration Enquiry System of Department of Commerce, Ministry of Economic Affairs and other financial data. The reasonable reference price of SPIL is imputed as follows:

Unit: NT$

Comparable peers	Average closing price for latest 180 business days	Net value per share for the first quarter of 2016	Price-book ratio
ChipMOS	32.53	21.20	1.53
Chipbond	46.86	36.31	1.29
Powertech	65.31	44.48	1.47

Note: Sources of ex-rights/ex-dividend adjusted closing prices are from compilations of Taiwan Economic Journal (10/5/2015~6/29/2016); all average prices are calculated by simple arithmetic averaging of ex-rights/ex-dividend adjusted closing prices.

Unit: NT$

Item	Description
Range of multipliers	1.29 ~ 1.53
Net value per share of SPIL for the first quarter of 2016	23.23
Theoretical price range	29.97 ~ 35.54

(3)	Price-earnings Ratio Approach

The reasonable value per share of SPIL is estimated by calculating the earnings per share based on the financial information of SPIL and sampling the average price-book ratios of publicly traded peers - ChipMOS, Chipbond and Powertech for comparison purposes. Earnings per share for the four quarters ended the first quarter of 2016 are estimated, and thereby the average price-earnings ratios of publicly traded peers are calculated, using their closing prices for 180 business days up to and including the valuation date of June 29, 2016 for sampling purposes and based on the net profits attributable to owners of parent in the respective peer’s consolidated financial statements for 2015 and the first quarter of 2016, the number of common shares for respective peer obtained from the Commerce and Industry Registration Enquiry System of Department of Commerce, Ministry of Economic Affairs and other financial data. The reasonable reference price of SPIL is imputed as follows:

Unit: NT$

Comparable peers	Average closing price for latest 180 business days	Earnings per share in last four quarters	Price-earnings ratio
ChipMOS	32.53	2.09	15.56
Chipbond	46.86	2.64	17.75
Powertech	65.31	5.37	12.16

Note: Sources of ex-rights/ex-dividend adjusted closing prices are from compilations of Taiwan Economic Journal (10/5/2015~6/29/2016); all average prices are calculated by simple arithmetic averaging of ex-rights/ex-dividend adjusted closing prices.

Unit: NT$

Item	Description
Range of multipliers	12.16 ~ 17.75
Consolidated earnings per share of SPIL	2.49
Theoretical price range	30.28 ~ 44.20

(4)	Summary

Calculation results of value of common shares under the foregoing evaluation methods are summarized as below. The above three methods have their theoretical and practical basis. Therefore, for avoidance of biases in the evaluation process, the imputation used 33.3% for purposes of weighted averaging by taking into account of other non-quantitative key factors with reference to the statistics of Bloomberg and the average premium rate of 33.86% of the global merger and acquisition cases in semiconductor industry since the third quarter of 2015. On these basis, the reasonable price range per share of SPIL shall be from NT$46.98 to NT$56.30. As such, we are of opinion that it shall be fair and reasonable for each SPIL common share in exchange of Cash Consideration of NT$55 (the Cash Consideration is adjusted to NT$51.2 after deduction of cash dividends distribution of NT$2.8 per share and capital reserve cash distribution of NT$1 per share as resolved at SPIL’s annual general shareholder’s meeting for 2016).

Unit: NT$

Evaluation method	Reference price range per share	Weight	Theoretical price range per share	Reference price range after adjustment
Market Price Approach	45.05~ 46.45	33.3%	35.10~ 42.06	46.98~ 56.30
Price-book Ratio Approach	29.97~35.54	33.3%
Price-earnings Ratio Approach	30.28~ 44.20	33.3%

V.	Conclusion

In summary, ASE and SPIL are proposed to become wholly-owned subsidiaries of HoldCo by the joint share exchange. In relation to the Share Exchange, I, as the accountant, am of the opinion that it shall be fair and reasonable for each ASE common share in exchange for 0.5 HoldCo common share and each SPIL common share in exchange of Cash Consideration of NT$55 (the Cash Consideration is adjusted to NT$51.2 after deduction of cash dividends distribution of NT$2.8 per share and capital reserve cash distribution of NT$1 per share as resolved at SPIL’s annual general shareholder’s meeting for 2016).

Accountant: Ji-Sheng Chiu (Signature)
(Seal)

June 29, 2016

Statement of Independence

I am engaged to provide opinion of evaluation on the fairness of the joint share exchange, through which ASE and SPIL are proposed to become wholly-owned subsidiaries of HoldCo.

In order to perform the above task, I hereby state that:

1.	Neither I nor my spouse is currently employed by ASE, SPIL or the underwriter to undertake any work on regular basis and be compensated at a fixed amount;

2.	Neither I nor my spouse has ever served at ASE, SPIL or the underwriter in preceding two years;

3.	Neither I nor my spouse serve at an affiliate of ASE, SPIL or the underwriter;

4.	I am not the spouse or two or less-degree relative of any responsible officer or manager of ASE, SPIL or the underwriter;

5.	Neither I nor my spouse have any investment in or share any interest with ASE, SPIL or the underwriter;

6.	I am not an accountant of ASE, SPIL or the underwriter.

7.	I am not the current director, supervisor or their spouse or two or less-degree relatives of Taiwan Stock Exchange Corporation; and

8.	Neither I nor my spouse serve at a company that conducts business with ASE or SPIL.

I have been upholding the principles of impartiality, objectiveness and independence in issuing the expert evaluation opinion on the fairness of the joint share exchange through which ASE and SPIL are proposed to become wholly-owned subsidiaries of HoldCo.

Accountant: Ji-Sheng Chiu (Signature)
(Seal)

June 29, 2016

Resume of Independent Expert

Name: Ji-Sheng Chiu

Qualification:

Certified Public Accountant, Republic of China (Taiwan)

Education:

Statistics Department, National Cheng Kung University

Accounting School, Soochow University

Credit course, Law Institute, National Taipei University

Work Experience:

Crowe Horwath (TW) CPAs       Manager/Assistant Manager

(previously known as First United CPA Office)

Diwan  & Company      Senior Manager

Crowe Horwath (TW) CPAs       Accountant

Current Offices:

Crowe Horwath (TW) CPAs        Partner

Taipei Accountants’ Association      Director, Regular Lecturer

Independent Expert Opinion
on the Fairness of the Consideration for Joint Share Exchange in the Joint Share Exchange Agreement between Advanced Semiconductor Engineering, Inc. and Siliconware Precision Industries Co., Ltd.

I.	Introduction

Both Advanced Semiconductor Engineering Inc. (“ASE”) and Siliconware Precision Industries Co., Ltd. (“SPIL”) are the world’s leading companies in semiconductor packaging and testing sector. ASE and SPIL intend to enter into the Joint Share Exchange Agreement to newly establish ASE Industrial Holding Co., Ltd. (“HoldCo”) by joint share exchange whereby both ASE and SPIL will become wholly-owned subsidiaries of HoldCo, in order to pursue their operating scale and improve their overall operating performance while taking into account of the flexibility and efficiency of their individual independent operations (“Share Exchange”). The Share Exchange will result in the exchange of all of ASE common shares in consideration for newly issued common shares of HoldCo, at an exchange ratio of each ASE common share for 0.5 HoldCo common share. Furthermore, the Share Exchange will result in the exchange of each of SPIL’s issued and outstanding shares for NT$55 in cash payable by HoldCo (“Cash Consideration”). The Cash Consideration is adjusted to NT$51.2 after deduction of cash dividends distribution of NT$2.8 per share and capital reserve cash distribution of NT$1 per share as resolved at SPIL’s annual general shareholder’s meeting for 2016. The fairness of the consideration for the Share Exchange under the Share Exchange Agreement is described and evaluated as below.

II.	Financial Position

Financial position of ASE and SPIL for the years of 2015, 2016 and the third quarter of 2017 are summarized as below:

(1)	ASE

Unit: NT$(in thousands)

Year Item	2015	2016	Third quarter of 2017
Total assets	365,006,200	357,943,079	359,998,771
Total liabilities	196,867,675	188,595,703	162,043,165
Total equity attributable to owners of parent	156,634,647	157,355,206	185,159,550
Share capital	79,185,660	79,568,040	87,255,059
Operating income	283,302,536	274,884,107	206,455,154
Net profit - attributable to owners	19,197,516	21,680,339	16,742,120

Sources: Audited financial statements of ASE for the years of 2015 and 2016 and reviewed financial statements for the third quarter of 2017.

(2)	SPIL

Unit: NT$(in thousands)

Year Item	2015	2016	Third quarter of 2017
Total assets	123,245,230	123,760,241	121,043,793
Total liabilities	52,644,588	57,572,921	53,660,492
Total equity attributable to owners of parent	70,600,642	66,187,320	67,383,301
Share capital	31,163,611	31,163,611	31,163,611
Operating income	82,839,922	85,111,913	61,931,600
Net profit - attributable to owners of parent	8,762,257	9,933,160	5,411,176

Sources: Audited financial statements of SPIL for the years of 2015 and 2016 and reviewed financial statements for the third quarter of 2017.

III.	Sources of Information

(1)	Audited financial statements of ASE and SPIL for the years of 2015 and 2016 and reviewed financial statements for the third quarter of 2017.

(2)	Business overviews, financial statements and other important information for evaluation purposes regarding ASE, SPIL and their peers obtained from Market Observation Post System.

(3)	Information from website of the Taiwan Stock Exchange, website of the Taipei Exchange (GreTai Securities Market), Commerce and Industry Registration Enquiry System of Department of Commerce, Ministry of Economic Affairs, Taiwan Economic Journal (TEJ) Database and Bloomberg’s complied comparison, analysis and historical stock price data of ASE, SPIL and their peers.

(4)	Information on the industry and peers of ASE and SPIL.

IV.	Consideration for Share Exchange and Fairness thereof

The consideration for Share Exchange will be at an exchange ratio of each ASE common share for 0.5 HoldCo common share and each of SPIL’s issued and outstanding shares for Cash Consideration of NT$55 payable by HoldCo. The Cash Consideration is adjusted to NT$51.2 after deduction of cash dividends distribution of NT$2.8 per share and capital reserve cash distribution of NT$1 per share as resolved at SPIL’s annual general shareholder’s meeting for 2016. After the completion of the Share Exchange, both ASE and SPIL will become wholly-owned subsidiaries of HoldCo. The fairness of consideration for Share Exchange in respect of each of ASE and SPIL is described and evaluated as below:

(A)	ASE

1.	ASE shareholders will contribute all the common shares held by them in ASE as of the share exchange record date in consideration of issue of their subscribed common shares required for the establishment of HoldCo. Following consummation of the Share Exchange, ASE will become a wholly-owned subsidiary of HoldCo, and previous ASE shareholders will become HoldCo shareholders. As such, similar to SPIL’s Cash Consideration, ASE will become a wholly-owned subsidiary of HoldCo by exchange of the shares of one single company; theoretically, the rights of previous ASE shareholders will not be affected by the exact Share Exchange ratio.

2.	According to ASE’s reviewed consolidated financial statements as of September 30, 2017, its equity attributable to owners of parent amounted to NT$185,159,550,000; based on the latest update from the Commerce and Industry Registration Enquiry System of Department of Commerce, Ministry of Economic Affairs, ASE had a total of 8,724,619,364 issued and outstanding common shares as of October 26, 2017. Therefore, its net book value per common share was NT$21.22265. Each ASE common share will be exchanged for 0.5 HoldCo common share resulting in 4,362,309,682 HoldCo common shares as of the share exchange record date. In addition, the net book value per common share as calculated based on ASE’s equity attributable to owners of parent to be assumed by HoldCo will be increased in the ratio of 1:0.5. Based on ASE’s equity attributable to owners of parent as of September 30, 2017, HoldCo’s net book value per common share would be NT$42.44530 per share. For HoldCo common shareholders after the Share Exchange, the shareholders’ equity will not be impaired in any way by the Share Exchange ratio.

3.	Net value of ASE’s equity attributable to owners of parent as of the share exchange record date may vary from that as of September 30, 2017. However, ASE shareholders will contribute all the common shares held by them in ASE as of the share exchange record date in consideration of and exchange for the common shares required for the establishment of HoldCo. As such, for HoldCo common shareholders after the Share Exchange, the shareholders’ equity will not be affected as a result of the Share Exchange.

In summary, it shall be fair and reasonable for all of ASE’s issued and outstanding shares to be exchanged for and in consideration of newly issued common shares of HoldCo at an exchange ratio of each ASE common share for 0.5 HoldCo common share resulting in ASE to become a wholly-owned subsidiary of HoldCo.

(B)	SPIL

1.	Methodologies Used

There are many methods for evaluating stock value. In practice, common methods include: market approach, such as market price approach (focusing on listed target companies; the fair value can be estimated by market price on the stock exchange) and market comparison approach (based on financial information of target companies and their peers in the market, using market multiplier such as price-earnings ratio, price-book ratio for analysis and evaluation); income approach; and cost approach.

Among these methods, income approach requires the Company’s estimates of future cash flow, involving multiple assumptions and having a higher uncertainty. Given its less objective nature compared to other methods, this method is not used. Cost approach examines and weighs SPIL’s business model and capital structure. Therefore, it is not appropriate for valuation and also not used. As such, we intend to use the market approach as primary evaluation method while taking into account of other non-quantitative factors, to evaluate the reasonable consideration of the Share Exchange for SPIL.

2.	Selection of Peers

Based on customer attributes, business activities and business model, ChipMOS

Technologies (Bermuda) Ltd. (“ChipMOS”), Chipbond Technology Corporation (“Chipbond”) and Powertech Technology Inc. (“Powertech”) are selected as peers. The following table lists the financial conditions of these 3 peers for the third quarter of 2017:

Unit: NT$(in thousands)

Peers Items	ChipMOS (8150)	Chipbond (6147)	Powertech (6239)
Total assets	33,810,825	34,360,614	98,534,589
Total liabilities	15,643,365	9,784,128	50,863,106
Total equity attributable to owners of parent	18,167,460	23,720,626	36,551,750
Share capital	8,864,131	6,542,620	7,791,466
Net value per share- attributable to owners of parent (NT$) (Note 1)	20.50	36.26	46.91
Operating income	13,532,627	13,551,288	42,916,153
Net profit - attributable to owners of parent	2,863,491	1,475,679	4,196,640
Earnings per share - attributable to owners of parent (NT$) (Note 2)	3.92	3.52	7.23

Source: Audited or reviewed consolidated financial statements of three peers for the third quarter of 2017

Note 1: Net value per share is calculated based on the number of common shares of the respective peer obtained from the Commerce and Industry Registration Enquiry System of Department of Commerce, Ministry of Economic Affairs.

Note 2: Earnings per share are estimated for the four quarters ended the third quarter of 2017 based on the net profit attributable to owners of parent in their respective peer’s financial statements for the fourth quarter of 2016 and consolidated financial statements for the third quarter of 2017, number of common shares are obtained from the Commerce and Industry Registration Enquiry System of Department of Commerce, Ministry of Economic Affairs and other financial data.

3.	Valuation

(1)	Market Price Approach

As SPIL is a listed company with its open market trading prices available for objective reference, this opinion sampled its recent publicly traded prices to evaluate the average closing prices for 60, 90 and 180 business days up to and including the valuation date of January 12, 2018 as follows:

Unit: NT$

Item	Average closing price	Theoretical price range
Latest 60 business days	49.15	48.38 ~ 49.15
Latest 90 business days	48.77
Latest 180 business days	48.38

Note: Sources of ex-rights/ex-dividend adjusted closing prices are from compilations of Taiwan Economic Journal (5/2/2017~1/12/2018); all average prices are calculated by simple arithmetic averaging of ex-rights/ex-dividend adjusted closing prices.

(2)	Price-book Ratio Approach

The reasonable value per share of SPIL is estimated by calculating the net book value per share based on the financial information of SPIL and sampling the average price-book ratios of publicly traded peers - ChipMOS, Chipbond and Powertech for comparison purposes. The price-book ratios of publicly traded peers are calculated using their closing prices for 180 business days up to and including the valuation date of January 12, 2018 for sampling purposes and based on the total equity attributable to owners of parent in the respective peer’s consolidated financial statements for the third quarter of 2017, the number of common shares for respective peer obtained from the Commerce and Industry Registration Enquiry System of Department of Commerce, Ministry of Economic Affairs and other financial data. The reasonable reference price of SPIL is imputed as follows:

Unit: NT$

Comparable peers	Average closing price for latest 180 business days	Net value per share for the third quarter of 2017	Price-book ratio
ChipMOS	28.87	20.50	1.41
Chipbond	50.89	36.26	1.40
Powertech	91.24	46.91	1.95

Note: Sources of ex-rights/ex-dividend adjusted closing prices are from compilations of Taiwan Economic Journal (5/2/2017~1/12/2018); all average prices are calculated by simple arithmetic averaging of ex-rights/ex-dividend adjusted closing prices.

Unit: NT$

Item	Description
Range of multipliers	1.40 ~ 1.95
Net value per share of SPIL for the third quarter of 2017	21.62
Theoretical price range	30.27 ~ 42.16

(3)	Price-earnings Ratio Approach

The reasonable value per share of SPIL is estimated by calculating the earnings per share based on the financial information of SPIL and sampling the average price-book ratios of publicly traded peers - ChipMOS, Chipbond and Powertech for comparison purposes. Earnings per share for the four quarters ended the third quarter of 2017 are estimated, and thereby the average price-earnings ratios of publicly traded peers are calculated, using their closing prices for 180 business days up to and including the valuation date of January 12, 2018 for sampling purposes and based on the net profits attributable to owners of parent in their respective peer’s financial statements for the fourth quarter of 2016 and consolidated financial statements for the third quarter of 2017, the number of common shares for respective peer obtained from the Commerce and Industry Registration Enquiry

System of Department of Commerce, Ministry of Economic Affairs and other financial data. The reasonable reference price of SPIL is imputed as follows:

Unit: NT$

Comparable peers	Average closing price for latest 180 business days	Earnings per share in last four quarters	Price-earnings ratio
ChipMOS	28.87	3.92	7.36
Chipbond	50.89	3.52	14.46
Powertech	91.24	7.23	12.62

Note:  Sources of ex-rights/ex-dividend adjusted closing prices are from compilations of Taiwan Economic Journal (5/2/2017~1/12/2018); all average prices are calculated by simple arithmetic averaging of ex-rights/ex-dividend adjusted closing prices

Unit: NT$

Item	Description
Range of multipliers	7.36 ~ 14.46
Consolidated earnings per share of SPIL	2.64
Theoretical price range	19.43 ~ 38.17

(4)	Summary

Calculation results of value of common shares under the foregoing evaluation methods are summarized as below. The above three methods have their theoretical and practical basis. Therefore, for avoidance of biases in the evaluation process, the imputation used 1/3 for purposes of weighted averaging by taking into account of other non-quantitative key factors with reference to the statistics of Bloomberg and the average premium rate of 30.92% of the global merger and acquisition cases in semiconductor industry since the third quarter of 2017. On these basis, the reasonable price range per share of SPIL shall be from NT$42.80 to NT$56.51. As such, we are of opinion that it shall be fair and reasonable for each SPIL common share in exchange of Cash Consideration of NT$55 (the Cash Consideration is adjusted to NT$51.2 after deduction of cash dividends distribution of NT$2.8 per share and capital reserve cash distribution of NT$1 per share as resolved at SPIL’s annual general shareholder’s meeting for 2016).

Unit: NT$

Evaluation method	Reference price range per share	Weight	Theoretical price range per share	Reference price range after adjustment
Market Price Approach	42.38~ 49.15	1/3	32.69~ 43.16	42.80~ 56.51
Price-book Ratio Approach	30.27~42.16	1/3
Price-earnings Ratio Approach	19.43~ 38.17	1/3

V.	Conclusion

In summary, ASE and SPIL are proposed to become wholly-owned subsidiaries of HoldCo by the joint share exchange. In relation to the Share Exchange, I, as the accountant, am of the opinion that it shall be fair and reasonable for each ASE common share in exchange for 0.5 HoldCo common share and each SPIL common share in exchange of Cash Consideration of NT$55 (the Cash Consideration is adjusted to NT$51.2 after deduction of cash dividends distribution of NT$2.8 per share and capital reserve cash distribution of NT$1 per share as resolved at SPIL’s annual general shareholder’s meeting for 2016).

By: /s/ Ji-Sheng Chiu

Name: Ji-Sheng Chiu

Title: Certified Public Account

Date: January 15, 2018

Statement of Independence

I am engaged to provide opinion of evaluation on the fairness of the joint share exchange, through which ASE and SPIL are proposed to become wholly-owned subsidiaries of HoldCo.

In order to perform the above task, I hereby state that:

1.	Neither I nor my spouse is currently employed by ASE, SPIL or the underwriter to undertake any work on regular basis and be compensated at a fixed amount;

2.	Neither I nor my spouse has ever served at ASE, SPIL or the underwriter in preceding two years;

3.	Neither I nor my spouse serve at an affiliate of ASE, SPIL or the underwriter;

4.	I am not the spouse or two or less-degree relative of any responsible officer or manager of ASE, SPIL or the underwriter;

5.	Neither I nor my spouse have any investment in or share any interest with ASE, SPIL or the underwriter;

6.	I am not an accountant of ASE, SPIL or the underwriter;

7.	I am not the current director, supervisor or their spouse or two or less-degree relatives of Taiwan Stock Exchange Corporation; and

8.	Neither I nor my spouse serve at a company that conducts business with ASE or SPIL.

I have been upholding the principles of impartiality, objectiveness and independence in issuing the expert evaluation opinion on the fairness of the joint share exchange through which ASE and SPIL are proposed to become wholly-owned subsidiaries of HoldCo.

By: /s/ Ji-Sheng Chiu

Name: Ji-Sheng Chiu

Title: Certified Public Account

Date: January 15, 2018

Resume of Independent Expert

Name: Ji-Sheng Chiu

Qualification:

Certified Public Accountant, Republic of China (Taiwan)

Education:

Statistics Department, National Cheng Kung University

Accounting School, Soochow University

Credit course, Law Institute, National Taipei University

Work Experience:

Crowe Horwath (TW) CPAs      Manager/Assistant Manager

(previously known as First United CPA Office)

Diwan & Company      Senior Manager

Crowe Horwath (TW) CPAs       Accountant

Current Offices:

Crowe Horwath (TW) CPAs       Partner

Taipei Accountants’ Association         Director, Regular Lecturer

■ Attachment 2

Joint Share Exchange Agreement

Preamble

This Joint Share Exchange Agreement (this “Agreement”) is entered into on June 30, 2016 (the “Execution Date”) by and between:

(1) Advanced Semiconductor Engineering, Inc. (“ASE”), a company incorporated under Republic of China (“ROC”) laws, with its address at No. 26, Jingsan Rd, Nanzi District, Kaohsiung City, Taiwan; and

(2) Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”), a company incorporated under ROC laws, with its address at No. 123, Section 3, Da Fong Road, Tantzu District, Taichung City, Taiwan.

WHEREAS ASE and SPIL (each a “Party” and collectively the “Parties”) agree for ASE to file an application to establish HoldCo (as defined below) by means of a statutory share exchange, and HoldCo will acquire all issued and outstanding shares of both ASE and SPIL. After the closing of the share exchange, ASE and SPIL will become wholly-owned subsidiaries of HoldCo concurrently (the “Share Exchange” or “Transaction”); and

WHEREAS each Party’s board of directors has passed a resolution approving the Share Exchange.

NOW THEREFORE, IN WITNESS WHEREOF, the Parties have entered into this Agreement as follows:

Definitions

Save for the definitions set forth in the Preamble, in this Agreement:

“HoldCo” means 日月光投資控股股份有限公司 (temporary English name: ASE Industrial Holding Co., Ltd.) to be established by ASE pursuant to Article 1.1 hereof.

“SPIL Foreign Convertible Bonds” means US$400,000,000 unsecured foreign convertible bonds issued by SPIL on October 31, 2014, due on October 31, 2019, with an outstanding balance of US$400,000,000, convertible into SPIL’s new common shares, with the final conversion date at October 21, 2019. As the Execution Date occurs during the suspension period for conversion of SPIL Foreign Convertible Bonds, the conversion price per share shall be referred to the conversion price thereof announced by SPIL on July 1, 2016.

“Exchange Ratio” means the exchange of each ordinary share of ASE for 0.5 ordinary share of HoldCo (1 ASE’s American depositary share each representing five ASE common shares to be exchanged for 1.25 HoldCo’s American depositary shares each representing two HoldCo common shares).

“Cash Consideration” means Initial Cash Consideration or Adjusted Cash Consideration, as applicable.

“Initial Cash Consideration” means NT$55 in cash to be exchanged for each SPIL common share.

“Adjusted Cash Consideration” means the cash consideration adjusted according to Article 3.2 and Article 4.2 hereof.

“SEC” means United States Securities and Exchange Commission.

“Antitrust Law” means (1) the ROC Fair Trade Act and laws relating thereto, (2) the U.S. Sherman Act, as amended, the U.S. Clayton Act, as amended, the U.S. Hart-Scott-Rodino Antitrust Improvements Act, as amended, and the U.S. Federal Trade Commission Act, as amended, (3) the Anti-monopoly Law of People’s Republic of China with effectiveness from August 1, 2008, and (4) all other applicable laws issued by government entities for the purposes of prohibiting, restricting or regulating conducts with the purpose or effect of monopolizing, restricting trade or reducing competition through mergers or acquisitions.

“SPIL Material Adverse Effect Event” means any changes, developments, incidents, matters, effects or facts, which, individually or in combination with all other such changes, developments, incidents, matters, effects or facts, result in material adverse effects on SPIL and SPIL Subsidiaries, operating as a whole (for the purpose of this definition, “material” shall mean that the occurrence of said events or circumstances, individually or in aggregate, results in a decrease in the consolidated net book value of SPIL by 10% or more as compared to the net book value stated in SPIL’s consolidated audited financial statements as of March 31, 2016); provided that the following changes, developments, incidents, matters, effects or facts shall not, individually or in aggregate, be regarded as having a material adverse effect on SPIL, or be taken into account in determining whether there has been a SPIL Material Adverse Effect, if they are induced or caused by: (1) any change of capital market conditions or economic condition, including a change pertaining to interest rate or exchange rate; (2) any change of geopolitical conditions occurring after the date hereof, or outbreak or escalation of any conflict, or any war or terrorism actions; (3) force majeure occurring after the date hereof; (4) any change of applicable law, regulation or accounting standards (or any official interpretation thereof) proposed, approved or promulgated on or after the date hereof; (5) any change of the industry in which SPIL or a SPIL Subsidiary operates; (6) underperformance in and of itself by SPIL or SPIL Subsidiaries of any internal or public predictions, forecasts, projections or estimates relevant to income, profits or other financial or operational targets before, on or after the date hereof, or change of market price, credit rating or trading volume of its securities, provided that SPIL’s directors have met their duty of care and duty of loyalty; and (7) announcement and contingency of this Agreement or transactions contemplated hereunder (including any transaction-related litigation) of this Agreement, any adoption of actions required or expressly required in the covenants specified in this Agreement, including any loss of or change of relationship with any customer, supplier, distributor or other business partners of SPIL or SPIL Subsidiaries, or departure of any employee or senior management, resulting from or relevant to the announcement and contingency of this Agreement or transactions contemplated hereunder, provided that SPIL’s directors have met their duty of care and duty of loyalty.

“ASE Material Adverse Effect Event” means any changes, developments, incidents, matters, effects or facts which, individually or in combination with all other such changes, developments, incidents, matters, effects or facts, result in material adverse effects on ASE and ASE’s subsidiaries, operating as a whole (for the purposes of this definition, “material” means that the occurrence of said events or circumstances, individually or in aggregate, results in a decrease in the consolidated net book value of ASE by 10% or more as compared to the net book value stated in ASE’s consolidated audited financial statements as of March 31, 2016); provided that the following changes, developments, incidents, matters, effects or facts shall not, individually or in aggregate, be regarded as having a material adverse effect on ASE, or be taken into account in determining whether there has been an ASE Material Adverse Effect, if they are induced or caused by: (1) any change of capital market conditions or economic condition, including a change pertaining to interest rate or exchange rate; (2) any change of geopolitical conditions occurring after the date hereof, or outbreak or escalation of any conflict, or any war or terrorism actions; (3) force majeure occurring after the date hereof; (4) any change of applicable law, regulation or accounting standards (or any official interpretation thereof) proposed, approved or promulgated on or after the date hereof; (5) any change of the industry in which ASE or an ASE’s subsidiary operates; (6) underperformance in and of itself by ASE or ASE’s subsidiaries of any internal or public predictions, forecasts, projections or estimates relevant to income, profits or other financial or operational targets before, on or after the date hereof, or change of market price, credit rating or trading volume of its securities, provided that ASE’s directors have met their duty of care and duty of loyalty; (7) announcement and contingency of this Agreement or transactions contemplated hereunder (including any transaction-related litigation) of this Agreement, any adoption of actions required or expressly required in the covenants specified in this Agreement, including any loss of or change of relationship with any customer, supplier, distributor or other business partners of ASE or ASE’s subsidiaries, or departure of any employee or senior management, resulting from or relevant to the announcement and contingency of this Agreement or transactions contemplated hereunder, provided that ASE’s directors have met their duty of care and duty of loyalty; and (8) internal organizational restructuring of ASE and/or ASE’s subsidiaries.

“Long Stop Date” means the expiry day of 18 months after the Execution Date (i.e., December 31, 2017) or a later date otherwise agreed in writing by both Parties.

“Share Exchange Record Date” means the date on which the exchanges of shares shall be completed as contemplated by the boards of directors of HoldCo and both Parties in accordance with the provisions of laws and Article 6.5 of this Agreement.

“Relevant Securities Regulators” means the Taiwan Financial Supervisory Commission, the Taiwan Stock Exchange and the SEC.

“Antitrust Law Enforcement Authorities of Relevant Countries or Regions” means the Taiwan Fair Trade Commission, the United States Federal Trade Commission and the Ministry of Commerce of the People’s Republic of China.

“SPIL Subsidiaries” means subsidiaries listed in SPIL’s audited consolidated financial statements as of March 31, 2016.

“Intellectual Property Rights” means publicly registered patents, trademarks, copyrights and other intellectual property rights.

“Material Contracts” means all material agreements, contracts, representations, covenants, commitments, warranties, guarantees or other obligations that SPIL and SPIL Subsidiaries have entered into or undertaken.

“Superior Proposal” means a bona fide, unsolicited written offer for an Alternate Transaction (as defined below) to SPIL made by a party other than ASE, SPIL or any of SPIL’s directors, managers, employees, agents or representatives; and the terms and conditions of such an offer are considered to be more favorable to SPIL and all shareholders of SPIL than the terms and conditions of this Transaction by opinions separately issued by a renowned investment bank and law firm appointed by the SPIL’s audit committee.

“SPIL Employees” means all employees (including all appointed managers) of SPIL and SPIL Subsidiaries.

“100% Subsidiaries” means wholly-owned subsidiaries of HoldCo.

“Alternate Transaction” means (1) any transaction that may involve a spin-off, a purchase or sale of shares of non-financial investment nature, or any other transaction of similar nature; (2) a lease of all businesses or an entrustment, a joint operation or an assumption of the entire business or assets from others (except for an assumption of the entire business or assets from others in an aggregated transaction amount of less than NT$500,000,000); or (3) any merger and acquisition without issuing HoldCo’s shares, any sale of all or material assets or businesses of 100% Subsidiaries, any disposal of interest in material assets or businesses of 100% Subsidiaries, or exclusive licensing of all or material patents or technologies of 100% Subsidiaries.

“Force Majeure Events” means judgments or orders of courts, orders or dispositions of relevant competent authorities, wars, hostility, blockade, riots, revolutions, strikes, work suspension, financial crisis, nuclear disasters, fires, hurricanes, earthquakes, tsunamis, plagues or floods, etc., which are not attributable to the Parties, or force majeure or equivalent events.

1.	Share Exchange

1.1	ASE and SPIL agree that ASE shall file an application to establish HoldCo and effect, jointly with SPIL, the Share Exchange in accordance with the Republic of China Enterprise Mergers and Acquisitions Act and relevant laws and regulations. The general shareholders’ meetings of both Parties will consider resolutions to approve the transfer of all the issued and outstanding shares of both Parties to HoldCo, and HoldCo will issue new shares to ASE’s shareholders, and pay the Cash Consideration to SPIL’s shareholders as consideration, based on the Exchange Ratio and Cash Consideration provided under Article 3 hereof.

1.2	ASE and SPIL agree that, upon the completion of the Share Exchange, ASE and SPIL shall each maintain its separate legal entity status and shall each retain its respective legal entity name, and that ASE and SPIL will become wholly-owned subsidiaries of HoldCo concurrently. HoldCo’s Articles of Association is attached hereto as Appendix 1.

2.	ASE’s and SPIL’s Capital Structures as of Execution Date

2.1	ASE represents to SPIL that its capital structure as of the Execution Date is as follows:

2.1.1	ASE’s paid-in share capital amounts to NT$79,236,225,960 million, with a total of 7,923,622,596 issued and outstanding common shares (including 5,349,700 shares which remain to be registered for change).

2.1.2	ASE has 120,000,000 treasury shares.

2.1.3	It has a total of US$600,000,000 issued and outstanding unsecured foreign convertible bonds, specifically:

(1)	US$400,000,000 unsecured foreign convertible bonds issued by ASE on September 5, 2013, with outstanding balance of US$400,000,000, convertible into ASE’s new common shares, due on August 26, 2018, and the conversion price per share as of the Execution Date is NT$31.93.

(2)	US$200,000,000 unsecured foreign convertible bonds issued by ASE on July 2, 2015, with outstanding balance of US$200,000,000, convertible into ASE’s treasury shares as described under Article 2.1.2 hereof, due on March 17, 2017, and the conversion price per share as of the Execution Date is NT$54.5465.

2.1.4	ASE has a total of 236,676,850 units of issued but not vested employee stock options, specifically:

(1)	185,806,000 units of employee stock options issued by ASE on December 19, 2007, due on December 18, 2017, each unit exercisable for 1 common share, and its exercise price per share as of the Execution Date is NT$21.10, with the balance of the issued but not vested employee stock options amounting to 53,938,500 units.

(2)	187,719,500 units of employee stock options issued by ASE on May 6, 2010, due on May 5, 2020, each unit exercisable for 1 common share, and its exercise price per share as of the Execution Date is NT$20.4, with the balance of the issued but not vested employee stock options amounting to 84,056,850 units.

(3)	12,280,000 units of employee stock options issued by ASE on April 15, 2011, due on April 14, 2021, each unit exercisable for 1 common share, and its exercise price per share as of the Execution Date is NT$22.6, with the balance of the issued but not vested employee stock options amounting to 7,731,500 units.

(4)	94,270,000 units of ASE’s employee stock options issued on September 10, 2015, due on September 9, 2025, each unit exercisable for 1 common share, and its exercise price per share as of the Execution Date is NT$36.5, with the balance of the issued but not vested employee stock options amounting to 90,950,000 units.

2.1.5	Except as set forth in Article 2.1.1 through Article 2.1.4, ASE has no other issued and outstanding equity-linked securities or other treasury shares.

2.2	SPIL represents to ASE that its capital structure as of the Execution Date is as follows:

2.2.1	Its paid-in share capital amounts to NT$31,163,611,390, with a total of 3,116,361,139 issued and outstanding common shares:

2.2.2	US$400,000,000 SPIL Foreign Convertible Bonds issued by SPIL on October 31, 2014, with an outstanding balance of US$400,000,000, convertible into SPIL’s newly issued common shares prior to October 21, 2019. As the Execution Date occurs during the suspension period for conversion of SPIL Foreign Convertible Bonds, the conversion price for each share shall be referred to the conversion price thereof announced by SPIL on July 1, 2016.

2.2.3	Except as set forth in Article 2.2.1 and Article 2.2.2, SPIL has no other issued and outstanding equity-linked securities or other treasury shares.

2.3	The number of total shares as agreed by HoldCo to acquire from each of ASE and SPIL on the Share Exchange Record Date will be based on the actual total number of shares issued by ASE and SPIL, respectively, as of the Share Exchange Record Date.

3.	Share Exchange Consideration

3.1	The Transaction will result in the exchange of all of ASE’s issued and outstanding shares in consideration for newly issued common shares of HoldCo, at an exchange ratio of 1 ASE common share for 0.5 HoldCo common share (the “Exchange Ratio”) (1 ASE American depositary share (each ASE American depositary share currently represents five ASE common shares) shall be exchanged for 1.25 Holdco American depositary shares (each HoldCo American depositary share will represent two HoldCo common shares)). The actual number of ASE’s shares expected to be exchanged under this Transaction will be based on the total number of shares issued by ASE as of the Share Exchange Record Date.

3.2	The Transaction will result in the exchange of each of SPIL’s issued and outstanding shares for the Cash Consideration payable by HoldCo. The actual number of SPIL’s shares to be exchanged under the Transaction will be based on the total amount of shares issued by SPIL and outstanding as of the Share Exchange Record Date. The Cash Consideration will be subject to adjustments if SPIL issues shares or cash dividends during the period from the Execution Date to the Share Exchange Record Date, provided, however, the Cash Consideration shall not be subject to adjustment if the cash dividends distributed by SPIL in 2017 is less than 85% of its after-tax net profit for the year 2016.

3.3	ASE shall, before SPIL’s submission of Schedule 13E-3 to the SEC, confirm with SPIL the types and their composition of ASE’s and HoldCo’s funding sources, and present proof documentation in respect of sources of funding (including, but not limited to, the financing plan and a highly confident letter conforming to market practice issued by bank(s) on the financing of the Transaction) that can demonstrate ASE’s and HoldCo’s abilities to fully pay the Cash Consideration. In addition, ASE and HoldCo shall, no later than three business days after the Share Exchange Record Date, transfer the entire amount of the Cash Consideration to a dedicated capital account opened by SPIL’s stock transfer agency for the purposes of the closing of the Transaction. ASE and HoldCo shall be jointly and severally liable to the foregoing.

3.4	The total registered capital of HoldCo is contemplated to be NT$50,000,000,000, divided into 5,000,000,000 common shares, with a par value of NT$10, to be issued in installments; the total paid-in share capital of HoldCo as of the Share Exchange Record Date upon initial issuance is temporarily contemplated to be NT$39,618,112,980 million, divided into 3,961,811,298 shares. Prior to the Share Exchange Record Date, the amount of HoldCo’s new shares to be issued upon the Share Exchange shall be adjusted to take into account any increase or decrease in the amount of ASE’s issued shares arising from any capital increase, capital decrease or issuance of new shares on vesting, exchange or conversion of equity-linked securities.

3.5	Any fractional shares resulting from HoldCo issuing new HoldCo shares to ASE shareholders based on the Exchange Ratio will be subscribed by a person designated by HoldCo’s chairman based on ASE’s closing price on the trading day immediately before the

Share Exchange Record Date on the Taiwan Stock Exchange, calculated based on the Exchange Ratio and such person will pay cash in lieu to such ASE shareholders (rounded down to the nearest NT dollar). HoldCo’s board of directors has the sole discretion to implement any changes to the foregoing provisions relating to treatment of fractional shares so long as changes are necessary under relevant laws or regulations, or are required for processing purposes.

4.	Adjustment to Consideration of Share Exchange

4.1	Both Parties agree that the Exchange Ratio as agreed hereunder shall not be changed unless approved by the competent authority and agreed by the resolutions of the boards of directors of HoldCo and both Parties; and except under the circumstances set forth in Article 4.2 hereof, the Cash Consideration as agreed herein cannot be changed.

4.2	The Parties agree that they shall cause their respective extraordinary general shareholders’ meeting (ASE’s extraordinary general shareholders’ meeting shall be Holdco’s promoters’ meeting) to adopt a resolution authorizing each Party’s and HoldCo’s (if applicable) respective board of directors to effect a reasonable adjustment of the Cash Consideration in good faith and by mutual agreement as soon as possible, without the need for a resolution for adjustment at a separately convened general shareholders’ meeting (unless as otherwise agreed herein), if any of the events described below occurs during the period from the Execution Date until the Share Exchange Record Date:

4.2.1	Issuance of SPIL’s equity-linked securities of any nature (except for any share(s) newly issued as a result of the exercise of conversion rights by holders of SPIL Foreign Convertible Bonds) or other securities convertible into SPIL shares;

4.2.2	SPIL’s disposal of material assets;

4.2.3	Occurrence of major disasters causing a SPIL Material Adverse Effect Event, material technical changes or other circumstances affecting SPIL’s shareholders’ interests or its share prices; or

4.2.4	SPIL’s repurchase of treasury shares (except for the repurchase of shares by SPIL subsequent to SPIL shareholders’ exercising appraisal rights under law in connection with the Share Exchange).

4.3	For the purposes of Article 4.2.2 and Article 4.23 hereof, “material” shall mean that the occurrence of said events or circumstances, individually or in aggregate, results in an increase or decrease of SPIL’s consolidated net book value by 10% or more as compared to the net book value in SPIL’s consolidated audited financial statements as of March 31, 2016 (for the avoidance of doubt, excluding a decrease in the net book value in SPIL’s consolidated audited financial statements resulted from dividends distributed by SPIL).

4.4	Following the adjustment to the Cash Consideration pursuant to the terms of Article 4 hereof, both Parties shall apply with, notify to or change with the competent authority in accordance with the laws and regulations for the required permission or approval.

5.	Shareholders’ Resolutions Approving the Share Exchange

5.1	Both Parties shall each prepare relevant documents subject to the procedures and schedules as agreed under Appendix 2 hereto, and hold an extraordinary general shareholders’ meeting to approve this Agreement and the Transaction in a share exchange resolution based on the terms of this Agreement on the same date to be jointly agreed upon by both Parties in good faith and goodwill following clearance by two Antitrust Law Enforcement Authorities of Relevant Countries or Regions (but not later than the 70th calendar day following clearance and approval obtained by both Parties from each of the Antitrust Law Enforcement Authorities of Relevant Countries or Regions).

5.2	The non-independent directors and supervisors (future independent directors) of HoldCo shall be elected at ASE Extraordinary Shareholders’ Meeting (i.e., Holdco’s promoters’ meeting) in accordance with the arrangements set forth in Article 9 of this Agreement.

6.	Conditions Precedent to Share Exchange

6.1	HoldCo and both Parties shall effect the Share Exchange to complete the Transaction pursuant to this Agreement if all the conditions precedent below are satisfied:

6.1.1	The unconditional approval of the Transaction at each Party’s respective general shareholders’ meeting; and

6.1.2	The approvals or consents (including, but not limited to, approvals or consents of conditions and/or burdens imposed by Antitrust Law Enforcement Authorities of Relevant Countries and Regions that both Parties agree to accept) to consummate the Transaction from all relevant competent authorities (including, but not limited to: the Taiwan Stock Exchange, the SEC, and Antitrust Law Enforcement Authorities of Relevant Countries and Regions) shall have been received.

6.1.3	No governmental entity having competent jurisdiction over the Transaction shall have enacted or enforced any order (whether temporary, preliminary or permanent) that is in effect and enforceable prohibiting, enjoining or rendering illegal the consummation of the Transaction, and no law shall have enacted or enforced after the Execution Date rendering illegal or otherwise prohibiting the consummation of the Transaction. For the avoidance of doubt, the enactment or enforcement of an “order” or “law” shall not include the making of a decision by any governmental entity to extend the waiting period or initiate an investigation pursuant to any Antitrust Law or any law of relevant jurisdictions.

6.2	The obligations of each of HoldCo and ASE to complete the Transaction is subject to the satisfaction of (or HoldCo’s and ASE’s consent to the waiver of) all the conditions below:

6.2.1	All of SPIL’s representations and warranties contained within this Agreement are true and accurate as of the Execution Date and as of the Share Exchange Record Date, except to the extent that no SPIL Material Adverse Effect Event shall have occurred.

6.2.2	SPIL has fulfilled the undertakings and obligations that SPIL is obliged to fulfill in all material respects prior to the Share Exchange Record Date pursuant to this Agreement.

6.2.3	No SPIL Material Adverse Effect Event shall have occurred by the Share Exchange Record Date.

6.2.4	Before the Share Exchange Record Date, no Force Majeure Events shall have occurred which, individually or in aggregate, result in a decrease of SPIL’s consolidated net book value by 30% or more as compared to the net book value in SPIL’s consolidated audited financial statements as of March 31, 2016.

6.3	SPIL’s obligation to complete this Transaction is subject to the satisfaction of (or SPIL’s consent to waive) all the conditions below:

6.3.1	All of ASE’s representations and warranties contained within this Agreement are true and accurate as of the Execution Date and as of the Share Exchange Record Date, except to the extent that no ASE Material Adverse Effect Event shall have occurred; all of HoldCo’s representations and warranties contained within this Agreement are true and accurate as of the Share Exchange Record Date, except to the extent that no HoldCo’s material adverse effect event shall have occurred.

6.3.2	ASE and/or HoldCo have fulfilled the undertakings and obligations that ASE and/or HoldCo are obliged to fulfill in all material respects prior to the Share Exchange Record Date pursuant to this Agreement.

6.3.3	No ASE Material Adverse Effect Event shall have occurred by the Share Exchange Record Date.

6.3.4	No Force Majeure Events shall have occurred by the Share Exchange Record Date which, individually or in aggregate, result in a decrease in ASE’s consolidated net book value by 30% or more as compared to the net book value in ASE’s consolidated audited financial statements as of March 31, 2016.

6.4	The completion of this Transaction is subject to satisfaction or waiver of all the conditions precedent as set forth in Article 6.1 through 6.3 on or before the Long Stop Date. ASE or SPIL shall not prevent the consummation of this Transaction for any other improper reason. If the closing of the Transaction cannot be completed due to the failure of the conditions precedent as set forth in Article 6.1 through 6.3 hereof to be satisfied on or before the Long Stop Date, this Agreement shall be terminated automatically at 0:00am on the day immediately following the Long Stop Date.

6.5	If all the conditions precedent as set forth in Article 6.1 through 6.3 hereof have been satisfied or waived, the Share Exchange shall be completed on the share exchange record date as agreed by HoldCo’s and both Parties’ boards of directors in accordance with the laws and regulations and Article 6.5 hereof (“Share Exchange Record Date”). Each Party’s and HoldCo’s (if applicable) boards of directors shall jointly agree upon and respectively resolve to approve the Share Exchange Record Date within 10 days following the date of approval of their respective general shareholders’ meeting to effect the Transaction under Article 5.1 hereof.

7.	Representations and Warranties

7.1	ASE represents and warrants to SPIL that the following terms shall be true and correct as of the Execution Date and as of the Share Exchange Record Date:

7.1.1	Valid establishment and existence of the company: ASE is a company limited by shares duly incorporated and validly existing under the ROC Company Act and has obtained all necessary licenses, approvals, permits and other relevant licenses in order to carry on its business operations, except to the extent that failure to obtain such licenses, approvals, permits and other relevant licenses would not give rise to an ASE Material Adverse Effect Event. All the shares issued by ASE have been legally authorized, issued and fully paid.

7.1.2

Validity and effectiveness of this Agreement: the execution and implementation of this Agreement, shall not violate (1) current laws or regulations of the ROC; (2) judgments, orders or dispositions by courts or relevant competent authorities; (3) the articles of incorporation, board resolutions or shareholders’ resolutions of ASE; or (4) contracts, agreements, representations, warranties, promises, guarantees, arrangements or other obligations with which ASE shall comply, except to the extent that, in case of (1), (2), (3) or (4), no ASE Material Adverse Effect Event shall have occurred or ASE’s ability to fulfill this Agreement is not affected.

As of the Execution Date, subject to (a) pre-merger notification requirements under the Hart–Scott–Rodino Antitrust Improvements Act of 1976 (as amended) and regulations or rules promulgated thereunder (the “HSR Act”), (b) filing and/or notification under the Antitrust Laws of any jurisdiction outside the United States, (c) approval necessary to be obtained from the SEC for the proxy statement, (d) requirements for the purposes of compliance with state or other local securities, acquisitions and “blue sky” laws, and (e) in addition to other authorizations, consents, approvals, orders, permits, notices, reports, notifications, registrations, qualifications and waivers, ASE’s execution hereof, and fulfillment of obligations hereunder, and consummation of the Transaction and other transactions contemplated hereunder have been authorized by the valid and effective resolution of ASE, and this Agreement constitutes a valid and legally binding obligation of ASE, enforceable against ASE in accordance with its terms.

7.1.3	Resolution and authorization by board of directors and/ or shareholders’ meeting: ASE’s board of directors and/or (before the Share Exchange Record Date) shareholders’ meeting have passed resolution(s) approving this Agreement and the Share Exchange and authorized the chairman of ASE or his appointed representative to execute, amend or change this Agreement on behalf of ASE.

7.1.4	All of ASE’s representations in Article 2.1 hereof are true and correct as of the Execution Date.

7.2	ASE causes HoldCo to represent and warrant, and represents and warrants jointly and severally with HoldCo, that the following terms shall be true and correct as of the Share Exchange Record Date:

7.2.1	Valid establishment and existence of the company: HoldCo is a company limited by shares duly incorporated and validly existing under the ROC Company Act and has obtained all necessary licenses, approvals, permits and other relevant licenses in order to carry on its business operations, except to the extent that failure to obtain such licenses, approvals, permits and other relevant licenses would not give rise to an material adverse effect event. All the shares issued by HoldCo have been legally authorized, issued and fully paid.

7.2.2	Validity and effectiveness of this Agreement: the execution and implementation of this Agreement, shall not violate (1) current laws or regulations of the ROC; (2) judgments, orders or dispositions by courts or relevant competent authorities; (3) the articles of incorporation, board resolutions or shareholders’ resolutions of HoldCo; or (4) contracts, agreements, representations, warranties, promises, guarantees, arrangements or other obligations with which ASE shall comply, except to the extent that, in case of (1), (2), (3) or (4), HoldCo’s ability to fulfill this Agreement is not affected. The performance of this Agreement has been authorized by the valid and effective resolution of HoldCo, and this Agreement constitutes a valid and legally binding obligation of HoldCo, enforceable against HoldCo in accordance with its terms.

7.2.3	Resolution and authorization by board of directors and/or general shareholders’ meeting: HoldCo’s promoters meeting (if applicable) has passed a resolution approving this Agreement and the Share Exchange.

7.3	Except for (i) the information set forth in Appendix 3 (SPIL Disclosure Letter) and (ii) publicly available information disclosed in accordance with the regulations of the Relevant Securities Regulators, SPIL represents and warrants to ASE that the following terms shall be true and correct as of the Execution Date and as of Share Exchange Record Date (except to the extent that a representation or warranty is by its terms made as of a specified date, in which case such representation or warranty shall be true and correct only as of such date):

7.3.1	Valid establishment and existence of the company: SPIL is a company limited by shares duly incorporated and validly existing under the ROC Company Act and has obtained all necessary licenses, approvals, permits and other relevant licenses in order to carry on its business operations, except to the extent that the failure to obtain such licenses, approvals, permits and other relevant licenses would not cause a SPIL Material Adverse Effect Event to occur. All the shares issued by SPIL have been legally authorized, issued and fully paid.

7.3.2

Validity and effectiveness of this Agreement: the execution and implementation of this Agreement, shall not violate (1) current laws or regulations of the ROC; (2) judgments, orders or dispositions by courts or relevant competent authorities; (3) articles of incorporation, board resolutions or shareholders’ resolutions of SPIL; or (4) contracts, agreements, representations, warranties, promises, guarantees, arrangements or other obligations with which SPIL shall comply, except to the extent that, in case of (1), (2), (3) or (4), no SPIL Material Adverse Effect Event shall have occurred or SPIL’s ability to fulfill this Agreement is not affected.

As of the Execution Date, subject to (a) pre-merger notification requirements under the Hart–Scott–Rodino Antitrust Improvements Act of 1976 (as amended) and regulations or rules promulgated thereunder (the “HSR Act”), (b) filing and/or notification under the Antitrust Laws of any jurisdiction outside the United States, (c) approval necessary to be obtained from the SEC for the proxy statement, (d) requirements for the purposes of compliance with state or other local securities, acquisitions and “blue sky” laws, and (e) in addition to other authorizations, consents, approvals, orders, permits, notices, reports, notifications, registrations, qualifications and waivers, SPIL’s execution hereof, and fulfillment of obligations hereunder, and consummation of the Transaction and other transactions contemplated hereunder have been authorized by the valid and effective resolution of SPIL, and this Agreement constitutes a valid and legally binding obligation of SPIL, enforceable against SPIL in accordance with its terms.

7.3.3	Resolution and authorization by board of directors and/ or shareholders’ meeting: SPIL’s board of directors and/or (before the Share Exchange Record Date) shareholders’ meeting have passed resolution(s) approving this Agreement and the Share Exchange and authorized the chairman of SPIL or his appointed representative to execute, amend or change this Agreement on behalf of SPIL.

7.3.4	All of SPIL’s representations in Article 2.2 hereof are true and correct as of the Execution Date.

7.3.5	Financial statements and information: the audited and publicly available financial statements and any other financial statements provided to ASE were prepared in accordance with the applicable international financial reporting standards (Taiwan-IFRSs), and all material issues relating to SPIL and SPIL Subsidiaries were fairly presented, and do not have any fabrications, mistakes or concealments in their content that would cause a SPIL Material Adverse Effect Event to occur. Except as disclosed to ASE in writing, SPIL does not have any debts or other contingent liabilities that would cause a SPIL Material Adverse Effect Event to occur.

7.3.6	Declaration and payment of taxes and charges: except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015, all taxes and charges to be lawfully declared (except for those legally subject to litigation or relief proceedings) have been declared and paid in full within the legally allotted time period without any delays, omissions, fabrications, tax evasions or other violations of relevant tax laws and regulations, orders or explanatory letters that would cause a SPIL Material Adverse Effect Event to occur.

7.3.7	Litigation or contentious matters: except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015, there are no on-going or potential litigation or contentious matters, which is likely to cause a SPIL Material Adverse Effect Event to occur.

7.3.8	Assets and liabilities: SPIL’s assets and liabilities of operation have been listed in the financial statements provided to ASE. SPIL has lawful and valid rights over the assets it uses and except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015, its utilization, benefits and disposition are not restrained or limited that would cause a SPIL Material Adverse Effect Event to occur.

7.3.9	No new material debts: except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015 or incurred in the ordinary course of operations, from December 31, 2015 to the Execution Date and the Share Exchange Record Date, no new indebtedness, obligations, burdens or contingent liabilities have been incurred that would cause a SPIL Material Adverse Effect Event to occur.

7.3.10	Intellectual property rights: except to the extent that a SPIL Material Adverse Effect Event would be caused to occur, the information contained in SPIL’s public filings regarding Intellectual Property Rights is true, accurate and complete, does not contain any concealments or omissions and such Intellectual Property Rights are not subject to mortgages, pledges or other liens or burdens. Except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015, SPIL and SPIL Subsidiaries own valid Intellectual Property Rights for use in their daily major operations and have valid ownership or use right over the Intellectual Property Rights required for their operations. To SPIL’s knowledge, SPIL and SPIL Subsidiaries have not infringed upon, and have not been notified in writing or accused of infringing, upon the intellectual property rights of others, and the validity and/or feasibility of the major Intellectual Property Rights owned by SPIL or SPIL Subsidiaries have not been questioned or objected to by others that would cause a SPIL Material Adverse Effect Event to occur.

7.3.11	Labor relations: except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015, there are no material labor disputes or any matters as of the Share Exchange Record Date which are in material violation of relevant labor laws subject to dispositions imposed by labor authorities, which would cause a SPIL Material Adverse Effect Event to occur.

7.3.12	Environmental events: If in accordance with the relevant rules and regulations, SPIL and SPIL Subsidiaries shall apply for relevant pollution treatment facility permits and pollution discharge permits, pay pollution prevention fees or set up professional staff to manage pollution, SPIL and SPIL Subsidiaries have complied with such requirements, and SPIL and SPIL Subsidiaries are not involved in any material environment pollution disputes or subject to dispositions imposed by environmental authorities for material violation of relevant environmental laws that would cause a SPIL Material Adverse Effect Event to occur.

7.3.13	Material contracts: All Material Contracts have been provided in writing or orally disclosed to ASE and are without any fabrications, concealments or mistakes, and, except as otherwise disclosed, such Material Contracts will not be invalid, terminated, dismissed, or claimed to be in breach as a result of the Transaction that would cause a SPIL Material Adverse Effect Event to occur.

7.3.14	No breach of contract: except as publicly disclosed in accordance with applicable laws or disclosed in SPIL’s audited financial statements as of December 31, 2015, SPIL and SPIL Subsidiaries are not in breach of any material entrustment agreement, mortgage, trust, loan or other contracts to which they are parties, which are binding on them, or under which their properties are subject matters; except that any such breach does not cause a SPIL Material Adverse Effect Event to occur or affect the fulfillment of this Agreement by SPIL and SPIL Subsidiaries.

7.3.15	Materials of this Agreement: All or any part of information required in order to prepare and file the Registration Statement (as defined in Appendix 2) and documents provided by SPIL to ASE are true and correct in all material respects and do not contain any fabrications, mistakes or concealments that would cause a SPIL Material Adverse Effect Event to occur.

7.3.16	Compliance with Laws. SPIL and SPIL Subsidiaries are in compliance with all applicable laws in all material respects without violations that would cause a SPIL Material Adverse Effect Event to occur.

8.	Covenants

8.1	ASE and/or HoldCo (if applicable) covenant to SPIL that, from the Execution Date until Share Exchange Record Date:

8.1.1	Except to the extent that SPIL has materially breached any of its obligations, undertakings or representations and warranties under this Agreement, or SPIL has any circumstances that would unreasonably prevent the completion of the Share Exchange or where SPIL’s directors have breached their duty of care or duty of royalty in respect of the Transaction, the ASE covenants to SPIL that:

(1)	ASE shall support the candidates nominated by SPIL’s board of directors to be elected to serve on SPIL’s 13th board of directors when SPIL re-elects its board of directors (including independent directors) in June 2017.

(2)	ASE shall not intervene SPIL’s operation. It shall support the motions put forward by SPIL’s board of directors at SPIL’s general shareholders’ meeting (ASE shall abstain from so acting if ASE has an interest in the motion to SPIL’s general shareholders’ meeting that threatens SPIL’s interest), and shall not solicit proxy forms or replace SPIL’s directors in any way including, but not limited to, acting on its own or causing any other party to convene an extraordinary general shareholders’ meeting; and unless with SPIL’s consent and in compliance with non-compete rules, ASE, ASE’s subsidiaries and their current or former directors, supervisors, managers, and/or the spouses and second-degree relatives and other related parties of such directors, supervisors, managers shall not serve as a director of SPIL.

(3)	ASE and SPIL will maintain their competition and respective independence without poaching SPIL’s employees.

(4)	ASE shall not purchase or acquire SPIL’s shares or increase its shares held in SPIL in any manner violating the laws or regulations of relevant countries or regions; for the shares legally increased by ASE in SPIL from the Execution Date to the Share Exchange Record Date, ASE may dispose of them freely for financial purposes, provided that the shares subject to disposal shall be in aggregate less than 10% of the total issued and outstanding SPIL shares; ASE may transfer shares held in SPIL to designated persons who shall not in the integrated circuit packaging industry; if ASE transfers shares held in SPIL in the amount that is in aggregate more than 10% of the total issued and outstanding SPIL shares, ASE shall have firstly obtained SPIL’s consent or transfer the shares to SPIL’s designated persons.

8.1.2	Provided it is permissible by laws and regulations, ASE and HoldCo shall use its commercially reasonable efforts to assist in obtaining all approvals relating to the Transaction from competent authorities.

8.1.3	ASE and HoldCo shall comply with the Taiwan Fair Trade Act and all relevant laws to the extent they are applicable to the Transaction.

8.1.4	In its SEC Filings (as defined in Appendix 2 hereto), it will recommend ASE’s shareholders to vote in favor of this Agreement and the Share Exchange.

8.1.5	If an Antitrust Law Enforcement Authority of Relevant Country or Region puts forward or proposes during its review of the Transaction to impose any addition conditions and/or burdens on ASE, SPIL and/or HoldCo in its clearance/approval of the Transaction, ASE shall, without breaching the principles of SPIL’s independent operations set forth hereunder, act in good faith and goodwill.to jointly decide with SPIL on whether or not to accept such conditions and/or burdens, or consult with such Antitrust Law Enforcement Authority of Relevant Country or Region on such conditions and/or burdens.

8.1.6	ASE and HoldCo shall nominate and elect HoldCo’s directors and supervisors (future independent directors) pursuant to Article 9 hereof.

8.2	SPIL covenants to ASE that, from the Execution Date until the Share Exchange Record Date:

8.2.1	To the extent permissible under laws and regulations, SPIL shall use its reasonable efforts to assist in obtaining all approvals relating to the Transaction from competent authorities.

8.2.2	Based on the consensus and premises that the laws and regulations will not be violated and ASE and HoldCo will maintain SPIL’s independent operations pursuant to this Agreement, SPIL shall use its commercially reasonable efforts, to the extent that the law and regulations of relevant countries or regions are not violated, to provide assistance and support to ASE in filing explanations, information and/or notifications to competent authorities (including, but not limited to, filing on a several or joint basis of the relevant documentation to the Taiwan Fair Trade Commission or the Ministry of Commerce of the People’s Republic of China, and filing of the relevant documentation on a several basis to the United States Federal Trade Commission), in order for HoldCo and both Parties to receive approval or consent from all relevant competent authorities required to complete the Share Exchange as soon as possible.

8.2.3	SPIL shall comply with the Taiwan Fair Trade Act and all relevant laws to the extent they are applicable to the Transaction.

8.2.4	After ASE issues to SPIL, in connection with the payment of entire amount of Cash Consideration hereunder, the financing plan and a highly confident letter in respect of the financing of the Transaction issued by banks conforming to the market practice , SPIL shall in its SEC Filings (as defined in Appendix 2) recommend to SPIL’s shareholders to vote in favor of approving this Agreement and the Share Exchange.

8.2.5	Without the prior written consent of ASE, SPIL shall not nor procure SPIL Subsidiaries to:

(1)	Issue any equity-linked securities (except for any share(s) newly issued as a result of the exercise of conversion rights by holders of SPIL Foreign Convertible Bonds).

(2)	Except for the repurchase of shares from the shareholders exercising appraisal rights in connection with this Transaction in accordance with laws and regulations and Article 13 hereof or redemption of SPIL Foreign Convertible Bonds as contractually agreed, directly or indirectly repurchase, individually or through any third party, its issued and outstanding shares or equity-linked securities, decrease capital, resolve for dissolution, or file for restructuring, settlement or bankruptcy.

(3)	Except subject to affirmative court judgments, arbitration awards or approvals, orders, administrative decisions or approved conditions/burdens or other requirements imposed by competent authorities (including, but not limited to, the Taiwan Stock Exchange, the Taiwan Fair Trade Commission, the United States Federal Trade Commission, the SEC, and the Antitrust Law Enforcement Authorities of Relevant Countries and Regions), none of SPIL or any of its directors, managers, employees, agents or representatives may offer, agree, enter into or sign with any third party any contract, agreement or other arrangements in respect of any following matter: (a) any transaction that may involve a spin-off, a purchase or a sale of shares of non-financial investment nature, or any other transaction of similar nature; (b) a lease of all businesses or an entrustment, a joint operation, or an assumption of the entire business or assets from others (except for an assumption of the entire business or assets from others in an aggregated transaction amount less than NT$500,000,000); or (c) any merger and acquisition without issuing HoldCo’s shares, any sale of all or material assets or businesses of 100% Subsidiaries, any disposal of interest in material assets or businesses of 100% Subsidiaries, or exclusive licensing of all or material patents or technologies of 100% Subsidiaries, provided, however, if SPIL receives a Superior Proposal from a third party the conditions of which, in the respective opinions of SPIL’s audit committee and board of directors, are more favorable than those of this Transaction, SPIL shall notify ASE in writing the entire content of such Superior Proposal, and from the fifth business day following the delivery of notice to ASE, negotiate with, propose to, inquire, deliberate with, contact, discuss, offer or consult with such third party. Both Parties agree that, if SPIL cannot complete the Share Exchange under this Agreement due to its acceptance of a Superior Proposal as set forth above, SPIL shall pay to ASE the amount of NT$17 billion as a termination fee for the Transaction.

8.2.6	If Antitrust Law Enforcement Authorities of Relevant Countries or Regions put forward or propose during their review of the Transaction to impose any conditions and/or burdens on ASE, SPIL and/or HoldCo in the clearance/approval of the Transaction, SPIL shall, without breaching the principles of SPIL’s independent operations set forth hereunder, act in good faith and goodwill to jointly decide with ASE on whether or not to accept such conditions and/or burdens, or consult with such Antitrust Law Enforcement Authority of Relevant Countries or Regions on such conditions and/or burdens.

8.3	Special Covenants Applicable Subsequent to the Share Exchange Record Date: ASE, HoldCo and SPIL shall accept, comply with and fulfill the conditions and burdens agreed by both Parties and imposed by Antitrust Law Enforcement Authorities of Relevant Countries.

9.	Directors of the HoldCo

9.1	HoldCo’s promoters’ meeting shall elect nine to thirteen seats of non-independent directors and three seats of supervisors (future independent directors).

9.2	Two seats of the non-independent directors of HoldCo shall include SPIL’s chairman and president, respectively (and their successors (if any)). Both Parties will jointly determine in writing, with the utmost good faith and sincerity, the nominee for one independent director of HoldCo’s board when HoldCo appoints independent directors.

10.	Guarantee of the Benefits and Rights of SPIL’s Employees

10.1	HoldCo shall retain all SPIL Employees as of the Share Exchange Record Date. SPIL Employees to be retained after the completion of the Share Exchange will continue to enjoy the existing employee benefits, working conditions and personnel regulations as of the Execution Date. SPIL Employees’ rights to employment shall be duly protected, save for where a SPIL Employee commits a material breach of laws or the personnel regulations of SPIL or SPIL Subsidiaries due to matters that are attributable to him/her and must be handled by SPIL in accordance with the relevant personnel regulation. HoldCo shall reserve a portion of its employee stock options for SPIL’s employees when HoldCo issues new employee stock options. SPIL’s board of directors may reasonably adjust SPIL’s employee compensation and benefits by reference to ASE’s employee compensation and benefits.

10.2	HoldCo shall set forth the methods to issue its employee stock options and the portion to be reserved for SPIL Employees based on the number of employees and employee’s contribution, performance results and profitability of HoldCo’s future subsidiaries; and SPIL will determine, in accordance with its personnel regulations, the proportion of such HoldCo’s employee stock options to be distributed to SPIL’s management and its other employees.

10.3	ASE and HoldCo agree that SPIL’s management team may, based on its own discretion and within three months after the completion of the Share Exchange, implement reasonable and appropriate one-off plans to: (1) retain certain management team members of SPIL and/or (2) handle resignation requests from SPIL Employees who choose to terminate employment after the Share Exchange Record Date, provided that the SPIL management team does not violate its duty of loyalty or duty of care.

10.4	HoldCo and both Parties agree to waive the legal liability of each Party’s staff (including, but not limited to, directors, managers and employees) in connection with the Transaction that may be incurred prior to the Share Exchange Date, and each Party agrees to mutually exempt, forego, waive all of its recourses in law against the other Party’s staff as set forth above in connection with the Transaction that may be incurred prior to the Share Exchange Record Date. HoldCo and both Parties agree to waive the liability of any intermediary, its owner or employee arising from its engagement in the Transaction or provision of advisory and other services to the Parties; provided, however, this Article does not extend to the criminal liability, or legal liability arising from willful misconduct or gross negligence, of any of legal or natural persons as set forth above.

11.	Independent Operation of SPIL

11.1	Before the completion of the Share Exchange, ASE and SPIL are companies independent from each other, operate independently and, through healthy competition, improve their individual operating efficiencies and economies of scale as well as research innovation achievements, thereby providing customers with more complete services and alleviate concerns of order transfers from customers due to concentration risk. As a result of such independent operation model, the competition restriction concerns or disadvantages to overall economic interests arising from the publicity and consummation of the Transaction can be avoided. Therefore, on the basis that SPIL’s independent operation and concurrence of competition and cooperation between both Parties shall be maintained, both Parties agree to file explanations on the arrangement of the Transaction to relevant Antitrust Law Enforcement Authorities of Relevant Countries or Regions, to enable them to approve the Transaction.

11.2	After the Share Exchange is completed, HoldCo will become a parent company holding one hundred percent SPIL shares and continue to maintain the independent operation of, and concurrence of competition and cooperation between, both Parties, and SPIL shall retain its legal entity name; provided that the relevant laws and regulations are not violated, and no duty of care or duty of royalty of SPIL’s directors to SPIL is breached, and without violating the interest of HoldCo, HoldCo agrees:

(1)	All of SPIL’s operations shall be resolved by SPIL’s board of directors. SPIL’s board of directors shall have independent decision power on SPIL’s organizational documents, personnel, payroll or welfare systems, financial budgets, audit, technology research and development, operations and marketing and other matters so as to maintain SPIL’s independent operation;

(2)	any matter regarding SPIL’s rights and obligations shall be completed by SPIL’s board of directors or under its authorization, and the operation of SPIL’s businesses shall also be conducted by SPIL’s board of directors or under its directions;

(3)	Based on the principle of reciprocity, HoldCo will, as long as allowed by its capability, provide guarantees, fundings or supports sufficient to cause other financing parties to provide fundings (including, but not limited to, repayment guarantee documentation acceptable to other financing parties) whenever SPIL has funding needs (including, but not limited to, the needs for capital expenditure and working capital in its annual budget/annual plans) in order to meet the financing needs of SPIL; and

(4)	HoldCo shall agree that SPIL retain the management team and employees of SPIL and maintain their current organizational structure, compensation and relevant benefits as of the Execution Date. During the existence of SPIL as a subsidiary of HoldCo, SPIL’s board of directors shall have full autonomy in deciding and nominating future candidates for directors and supervisors of SPIL (and HoldCo shall appoint such candidates thereupon) (who shall not be replaced or otherwise removed without consent of SPIL’s board of directors), and maintain the current compensation and relevant benefits of SPIL’s directors as of the Execution Date. In addition, HoldCo may in no way dispose of its shares in SPIL without SPIL’s consent (including, but not limited to, sale, pledge, or otherwise encumbrance), and SPIL’s board of directors may continue to operate independently and determine the organizational structure, compensation and relevant benefits of SPIL, in order to facilitate the maintenance of SPIL’s current and future independent business and operation model after the completion of the Share Exchange.

For the avoidance of doubt, upon resolution of each Party’s board of directors and general shareholders’ meeting (including HoldCo’s promoters’ meeting) approving this Agreement, the provisions of this Agreement regarding SPIL’s independent operation are deemed to comply with the laws and regulations set forth in Article 11.2 hereof without violating the interest of HoldCo.

11.3	Based on the principle of reciprocity, SPIL will, as long as allowed by its capability, provide guarantees, fundings or supports sufficient to cause other financing parties to provide fundings (including, but not limited to, repayment guarantee documentation acceptable to other financing parties) whenever HoldCo has the funding needs (including, but not limited to, the needs for capital expenditure and working capital in the annual budget/annual plan) in order to meet the financing needs of HoldCo.

11.4	The major organizational structure of HoldCo and major subsidiaries operated by HoldCo after completion of the Share Exchange is shown in Appendix 4 hereto.

11.5	After the completion of the Share Exchange, none of 100% Subsidiaries (including, but not limited to, ASE and SPIL) or any of their directors, managers or agents may, before discussion and consensus reached with HoldCo, offer, agree to, reach or enter into any agreement with any third party that is not a Party regarding an Alternate Transaction. Upon instruction, if any, of a competent authority regarding restrictions on 100% Subsidiaries entering into Alternate Transactions, Article 11.5 hereof shall be subject to adjustment as per such instruction.

11.6	HoldCo and its subsidiaries (other than SPIL) shall not provide to ASE with customers and competition information obtained from SPIL, including, but not limited to, production and sales costs, product price/quantity, suppliers and other information, unless otherwise agreed by SPIL and in compliance with Antitrust Law.

11.7	Except as set forth herein, in managing SPIL or handling SPIL matters, SPIL directors and/or managers shall not violate their duty of loyalty or duty of care to SPIL, and shall protect SPIL without violating the interest of HoldCo.

11.8	Where SPIL exercises its rights under Article 14.2, Article 14.3, Article 17.4 or other relevant provisions herein, it has the rights to initiate arbitration against HoldCo or its subsidiaries (other than SPIL) for dispute settlement.

12.	Principles in Dealing with Treasury Shares and Equity-Linked Securities

12.1	ASE has repurchased treasury shares before the Share Exchange Record Date for the purpose of Share Exchange in cooperation with ASE’s issuance of US$200,000,000 unsecured foreign convertible bonds on July 2, 2015. However, the shares that have not been converted will continue to be owned by ASE and will be converted to the shares of HoldCo as of the Share Exchange Record Date in accordance with the Exchange Ratio for processing afterwards under the original purpose for repurchase of treasury shares or in accordance with relevant laws and regulations. The terms and conditions for conversion shall remain the same as original terms and conditions, except that the conversion price of the unsecured foreign convertible bonds shall be adjusted in accordance with Exchange Ratio.

12.2	For the outstanding balance of US$400,000,000 unsecured foreign convertible bonds issued by ASE on September 5, 2013, except where the bonds have been redeemed or repurchased and cancelled or converted by the holders by exercising their conversion rights before Share Exchange Record Date, the holders of such unsecured foreign convertible bonds may, after ASE obtains approval from all relevant competent authorities and after Share Exchange Record Date, convert such outstanding balance into newly issued HoldCo common shares.

The conversion shall be subject to applicable laws and the indenture of such unsecured foreign convertible bonds and the Exchange Ratio. The conversion of the unsecured foreign convertible bonds into HoldCo common shares does not require separate approval from ASE’s board meeting or shareholders’ meeting or HoldCo’s shareholders’ meeting.

12.3	For the stock options issued by ASE upon the approval from relevant competent authorities before the execution of this Agreement, HoldCo will assume ASE’s obligations under the stock options as of the Share Exchange Record Date. Except that the exercise price and amount shall be adjusted in accordance with Exchange Ratio herein and that the shares subject to exercise shall be converted into HoldCo’s newly issued common shares, all other terms and conditions for issuance will remain the same. The final execution arrangements shall be made by HoldCo in compliance with relevant laws and regulations and subject to the approval of relevant competent authorities.

12.4	ASE shall cause HoldCo to warrant, and warrants severally and jointly with HoldCo, to SPIL that, if any SPIL Foreign Convertible Bonds have not been redeemed or repurchased and cancelled or converted by the bond holders thereof by exercising their conversion rights as of the Share Exchange Record Date, HoldCo will pay the Cash Consideration (subject to adjustments in accordance with laws, regulations and/or applicable requirements under Article 4 hereof) to the bond holders thereof exercising their conversion rights after the Share Exchange Record Date. In addition, HoldCo and SPIL shall separately agree to execute a supplemental indenture with the trustee of SPIL Foreign Convertible Bonds whereby HoldCo and SPIL will become co-obligors in respect of the redemption of SPIL Foreign Convertible Bonds and HoldCo agrees to pay the Cash Consideration (subject to adjustment in accordance with laws, regulations and/or applicable requirements under Article 4 hereof) to the bond holders thereof exercising their conversion rights.

13.	Appraisal Rights

13.1	If a shareholder of either Party exercises its appraisal rights in relation to the Share Exchange under laws, such Party shall repurchase the shares of such dissenting shareholder in accordance with the procedures under the laws or regulations. Shares repurchased pursuant to this Article shall be dealt with under relevant laws and regulations.

14.	Events of Default

14.1	If a Party fails to perform or breaches any of its obligations, undertakings or representations and warranties under this Agreement (a default by either HoldCo or ASE hereunder shall be deemed to be a joint default by HoldCo and ASE to which HoldCo and ASE shall be jointly and severally liable), and if such failure or breach is by its nature remediable, and the non-defaulting Party requests the defaulting Party in writing to remedy such failure or breach within 15 days, the failure to remedy in such period of time after receiving such notice shall constitute an event of default under this Agreement, provided, however, except as otherwise specifically provided in Article 14.3 hereof, any of the representations and warranties made by either Party prior to the Share Exchange Record Date, even though there was failure to perform or breach of any of those representations and warranties, shall be regarded as invalidated as of the Share Exchange Record Date.

14.2	If an event of default occurs and such event of default leads to the failure to consummate the Transaction on or before the Long Stop Date, the non-defaulting Party is entitled to terminate or cancel this Agreement and claim from the defaulting Party necessary expenses incurred in entering into this Agreement and the performance of the Transaction hereunder. The foregoing shall be in addition to, not in lieu of, the rights, remedies and damages available under laws; provided that if the non-defaulting Party’s contributory negligence has contributed to the occurrence of such event of default, relevant costs shall be adjusted based on the proportion of contributory negligence, which may be determined by an expert appraiser appointed by both Parties without arbitration; the foregoing is also applicable, mutatis mutandis, to the offset between losses and gains, if any, of non-defaulting Party from such event of default.

14.3	If a material event of default (“material event of default” refers to an event of breach under Article 8.1.1, Article 8.1.3, Article 8.1.5, Article 8.1.6, Article 8.2.2, Article 8.2.6, Article 8.3, Article 9, Article 10, Article 11, or the occurrence of a circumstance under Article 14.2) occurs, the non-defaulting Party shall not only be entitled to claim rights pursuant to the relevant provisions herein, but also entitled to claim liquidated damages of NT$8.5 billion from the defaulting Party. In case of a contributory negligence as set forth in the second sentence of Article 14.2, the liquidated damages shall be adjusted accordingly.

15.	Termination of this Agreement

15.1	Prior to the Share Exchange Record Date, unless agreed by ASE and SPIL in writing, a Party can terminate this Agreement by written notice to the other Party in any of the following situations:

15.1.1	Laws, judgments or orders of courts or orders or administrative decisions are issued by relevant competent authorities restricting or prohibiting this Transaction, provided that such restriction or prohibition has been confirmed and cannot be remedied with the adjustment of the content of this Agreement, either Party may terminate this Agreement by a written notice to the other Party.

15.1.2	This Agreement and the Transaction are not approved by either Party’s shareholders at the applicable shareholder meeting convened for such purpose.

15.2	Prior to the Share Exchange Record Date, ASE or SPIL may terminate this Agreement as follows:

15.2.1	If SPIL fails to perform or breaches any of its obligations, undertakings or representations and warranties under this Agreement (1) which leads to the failure to satisfy the conditions set forth in Article 6.2, and (2) such breach is by its nature remediable and cannot be or is not remedied by SPIL within 30 business days after receiving from ASE a written notice on such breach or failure to perform, and (3) which is not waived in writing by ASE, ASE may terminate this Agreement in writing.

15.2.2	If ASE fails to perform or breaches any of its obligations, undertakings or representations and warranties under this Agreement (1) which leads to the failure to satisfy the conditions set forth in Article 6.3, and (2) such breach is by its nature remediable and cannot be or is not remedied by ASE within 30 business days after receiving from SPIL a written notice on such breach or failure to perform, and (3) which is not waived in writing by SPIL, SPIL may terminate this Agreement in writing.

15.3	If the Transaction is not consummated on or before the Long Stop Date, this Agreement shall be terminated automatically at 0:00am on the day immediately following the Long Stop Date.

15.4	After this Agreement is terminated or ceases to exist for any reason, except as otherwise provided by laws and regulations, either Party is entitled to request the other Party to return, within 7 business days after the termination of this Agreement, the documents, data, records, items, plans, trade secrets and any other tangible information that the other Party obtains pursuant to this Agreement. The Parties may retain the copies of such documents and information to the extent necessary to comply with relevant laws and regulations.

15.5	Unless terminated under Article 15.2.1, after this Agreement is terminated or ceases to exist for any reason, Article 8.1.1 and Article 8.2.5(3) hereof shall continue and remain the same effect within 6 months after the termination of this Agreement or its cessation to exist for any reason. ASE shall maintain its position as a financial investor without intervening SPIL’s independent operation within this six-month period. The Parties shall enter into future cooperation plans by good faith negotiations within this six-month period.

16.	Taxation and Expenses

16.1	Unless as otherwise agreed in this Agreement, any taxes and expenses incurred in relation to the negotiation, execution or performance of this Agreement (including, but not limited to, legal fees, accounting fees and other consultant fees and any taxes or other relevant fees that shall be paid by HoldCo, either Party or its shareholders in accordance with applicable law) shall be borne by HoldCo, ASE, SPIL and/or their shareholders, respectively.

17.	Other Agreements

17.1	After the Transaction has been approved by the boards of directors of ASE and SPIL, and relevant information has been made public, in case that ASE and SPIL agree to enter into statutory share exchange with a party other than the Parties, which will result in additional parties participating in the Transaction, the previously completed procedures or legal actions in connection with the Transaction shall be re-conducted by all then-participating parties.

17.2	The interpretations, effectiveness and performance of this Agreement shall be governed by ROC law. Any matter not covered herein shall be addressed in accordance with the relevant laws and regulations.

17.3	If any provision of this Agreement violates relevant laws and regulations and thereby becomes invalid, the part which is in violation of such laws and regulations shall be invalid while other provisions of this Agreement shall remain valid. If an amendment to any provision of this Agreement is required according to an approval of competent authorities, due to change of law or regulation or as required by a fact, such amendment shall be made jointly upon approval of competent authorities and resolutions of the boards of directors of HoldCo and/or both Parties, and consent of each Party’s general shareholders’ meeting shall not be required.

17.4	Disputes arising from this Agreement between ASE (and/or HoldCo) and SPIL shall be resolved by friendly negotiation as a first instance. In case that no agreement can be reached within 30 days after either Party requests in writing for negotiation, ASE (and/or HoldCo)

and SPIL shall submit relevant disputes to the Chinese Arbitration Association in Taipei for arbitration in accordance with the Arbitration Law of the ROC. There shall be 3 arbitrators, one of whom shall be appointed by each of ASE (and/or HoldCo) and SPIL, and the presiding arbitrator shall be elected by the said 2 arbitrators. The arbitration shall be conducted in Chinese.

17.5	Except otherwise specifically agreed by both Parties in writing, ASE and SPIL agree that any oral or written discussions, agreements, contracts or undertakings entered into in relation to the Transaction (i.e. the Share Exchange) before this Agreement was executed shall be replaced by this Agreement and thereby be rendered invalid. In the event of any inconsistency in interpretation of meaning between the prior express agreement in writing and this Agreement, this Agreement shall prevail.

17.6	Amendments or alterations of this Agreement shall be made upon mutual written consent of both ASE (and HoldCo, if it has been established) and SPIL.

17.7	Either Party shall not transfer all or part of the rights under this Agreement to any third party or have any third party to assume all or part of the obligations under this Agreement without prior written consent of the other Party. As of the Execution Date, HoldCo has not yet been established; however, except to the extent applicable under law, as from the date that HoldCo’s promoters meeting passes a resolution approving this Agreement, this Agreement will become effective upon HoldCo pending future establishment. ASE and HoldCo shall be jointly and severally liable to SPIL for all of HoldCo’s obligations and duties to SPIL as agreed herein.

17.8	Before the Share Exchange Record Date, if either Party or HoldCo fails or delays its performance of the obligations under this Agreement due to a Force Majeure Event, it shall not be liable to the other Party. Upon occurrence of a Force Majeure Event, either Party shall notify the other Party within 5 days after it becomes aware of such events. Notwithstanding the foregoing, neither Party shall be exempted from continuing to perform its obligation under this Agreement as soon as possible when the Force Majeure Event shall have thereafter ceased.

17.9	Unless otherwise disclosed under relevant laws or regulations, this Agreement, orders or requirements of courts, competent authorities or stock exchanges or as necessary for the exercise, preservation or performance of the relevant rights and obligations by the Parties under this Agreement, the Parties and HoldCo agree to strictly keep the documents, data, records, items, plans, trade secrets, and other tangible and intangible information, which are of confidential nature and communicated or obtained from the other Party prior to the Share Exchange Record Date for the purposes of this Transaction, as confidential. The confidential obligations under this Article 17.9 shall survive the subsequent rescission, cancellation, termination or non-existence, for any reason, of this Agreement, except for any such information (1) which is generally known to the public due to reasons other than violation of this Agreement; (2) whose disclosure is required in order to avoid a violation of relevant laws and regulations; or (3) has been obtained by a Party from a third party who is legally entitled to obtain and disclose such information at the time when it obtains such document or information from the other Party.

17.10	Any notification in relation to this Agreement shall be delivered to the following address by registered letter or delivery in person. The notification shall become effective upon delivered to the following address. In case that the notification cannot be delivered, it shall be regarded as having been delivered when it is mailed at the first time.

Advanced Semiconductor Engineering, Inc.

Attention: Jason C.S. Chang, Chairman

Address: Room 1901, Floor 19, No. 333, Section 1, Keelung Road, Xinyi District, Taipei, Taiwan

Siliconware Precision Industries Co., Ltd.

Attention: Bough Lin, Chairman

Address: No. 123, Sec. 3, Da Fong Rd., Tantzu, Taichung , Taiwan

17.11	All of the appendices hereto constitute an integral part of this Agreement with the same effect.

17.12	This Agreement shall become effective after it is signed and delivered by both ASE and SPIL.

17.13	This Agreement is made in duplicate originals, one to be retained by each Party.

[Remainder of This Page Intentionally Left Blank, Signature Page Follows]

Parties

Advanced Semiconductor Engineering, Inc.	Siliconware Precision Industries Co., Ltd.

Representative: Jason C.S. Chang	Representative: Bough Lin

■ Agreement- Appendix 1

ASE Industrial Holding Co., Ltd.

Articles of Incorporation

Chapter One: General Principals

Article 1.

The Company is called 日月光投資控股股份有限公司 and is registered as a company limited by shares according to the ROC Company Act. The English name of the Company is ASE Industrial Holdings Co., Ltd.

Article 2.

The Company is engaged in the following businesses:

H201010 General Investment Business

Article 3.

The investment made by the Company in other companies as a limited liability shareholder thereof is not subject to the limitation that such investment shall not exceed a certain percentage of the paid-in capital as set forth in the ROC Company Act.

Article 4.

The Company may provide external guaranty.

Article 5.

The Company’s headquarter is located in Kaohsiung, Taiwan, R.O.C. and may set up domestic or foreign branches, offices or business establishments as resolved by the Board of Directors, if necessary.

Chapter Two: Shares

Article 6.

The Company’s total capital is NT$50 billion divided into 5 billion shares with a par value of NT$10 per share. Stock options worth of NT$4 billion are set aside for employee subscription. The Board of Directors is authorized to issue the unissued shares in installments if deemed necessary for business purposes.

Article 7.

The share certificates shall be in registered form and have the signatures or seals of at least three directors of the Company and shall be legally authenticated before issuance. In accordance with the provisions set forth in Article 162-2 of the ROC Company Act, the Company may choose to not provide share certificates in print form.

Article 8.

No registration of share transfer shall be made within sixty days before each ordinary general shareholders’ meeting, or within thirty days before each extraordinary general shareholders’ meeting or five days before the record date for dividends, bonuses or other distributions as determined by the Company.

Article 9.

The rules governing stock affairs of the Company shall be made pursuant to the laws and the regulations of the relevant authorities.

Chapter Three: General Shareholders’ Meeting

Article 10.

General shareholders’ meetings include ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened according to law by the Board of Directors once annually according to the law within 6 months after the end of each fiscal year. Extraordinary meetings will be held according to the law whenever necessary.

Article 11.

General shareholders’ meetings shall be convened by written notice stating the date, place and purpose dispatched to each shareholder at least 30 days, in the case of ordinary meetings, and 15 days, in the case of extraordinary meetings, prior to the date set for such meeting.

Article 12.

Unless otherwise required by the ROC Company Act, shareholders’ resolutions shall be adopted by at least half of the votes of the shareholders present at a general shareholders’ meeting who hold at least half of all issued and outstanding shares of the Company.

Article 13.

Each shareholder of the Company shall have one vote per share, unless otherwise provided by Article 179 of the ROC Company Act.

Article 14.

Any shareholder, who for any reason is unable to attend general shareholders’ meetings, may execute a proxy printed by the Company, in which the authorized matters shall be expressly stated, to authorize a proxy to attend the meeting for him/her. Such proxy shall be submitted to the Company at least 5 days prior to the general shareholders’ meeting.

Article 15.

The general shareholders’ meeting shall be convened by the Board of Directors unless otherwise stipulated in the ROC Company Act, and the person presiding over the meeting will be the Chairman of the Board of Directors (the “Chairman”). If the Chairman is on leave or for any reason cannot discharge his duty, Paragraph 3 of Article 208 of the ROC Company Act should apply. If the general shareholders’ meeting is convened by a person entitled to do so other than a member of the Board of Directors, that person shall act as the person presiding over the meeting . If two or more persons are entitled to call the general shareholders’ meeting, those persons shall elect one to act as the person presiding over the meeting.

Chapter Four: Director and Supervisor

Article 16.

The Company shall have nine to thirteen directors and also three supervisors to be elected by the general shareholders’ meeting from candidates with legal capacity. Each director or supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.

The election of the directors and supervisors of the Company shall be conducted pursuant to Article 198 of the ROC Company Act and relevant regulations.

Article 16-1.

Since the second Board of Directors term, the Company shall have thirteen directors, of which there shall be three independent directors and ten non-independent directors, to be elected by the general shareholders’ meeting from candidates with legal capacity. Each director shall hold office for a term of three years, and may continue to serve in the office if re-elected.

The election of the directors of the Company shall be conducted pursuant to Article 198 of the ROC Company Act and relevant regulations.

When handling the aforementioned election of directors, the election of independent directors and non-independent directors should be held together, provided, however, that the number of independent directors and non-independent directors elected shall be calculated separately; those that receive votes representing more voting rights will be elected as independent directors or non-independent directors.

Upon the expiry of the term of office of the first supervisors of the Company elected, the provisions regarding supervisors under these Articles of Incorporation of the Company shall cease to apply. The Company shall then establish an audit committee in lieu of supervisors in accordance with Article 14-4 of the ROC Securities and Exchange Act to exercise the powers and duties of supervisors stipulated in the ROC Company Act, the ROC Securities and Exchange Act, and other applicable laws and regulations. The audit committee shall comprise solely of the independent directors. The responsibilities, powers and other related matters of the audit committee shall be separately stipulated in rules adopted by the Board of Directors in accordance with applicable laws and regulations.

The election of the Company’s independent directors uses the candidate nomination system. Shareholders who hold 1% or more of the Company’s issued shares and the Board of Directors may nominate a list of candidates for independent directors. After the Board of Directors examines and confirms the qualifications of the candidate(s) for serving as an independent director, the name(s) is/are sent to the general shareholders’ meeting for election. If the general shareholders’ meeting is convened by a person entitled to do so other than a member of the Board of Directors, after such person examines and confirms the qualifications of the candidate(s) for serving as an independent director, the name(s) is/are sent to the general shareholders’ meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for independent directors will be handled according to the ROC Company Act, the ROC Securities and Exchange Act, and other relevant laws and regulations.

Article 16-2.

The remuneration of the Company’s supervisors and independent directors is set at NT$3 million per person annually. For those that do not serve a full year, the remuneration will be calculated in proportion to the number of days of the term that were actually served. The additional remuneration of the Company’s independent directors who are also the members of the Company’s Compensation Committee is set at NT$ 360,000 per person annually. For those that do not serve a full year, the additional remuneration will be calculated in proportion to the number of days of the term that were actually served.

Article 17.

The Board of Directors is constituted by directors. Their powers and duties are as follows:

(1). Preparing business plans;

(2). Preparing surplus distribution or loss make-up proposals;

(3). Preparing proposals to increase or decrease capital;

(4). Reviewing material internal rules and contracts;

(5). Hiring and discharging the general manager;

(6). Establishing and dissolving branch offices;

(7). Reviewing budgets and audited financial statements; and

(8). Other duties and powers granted by or in accordance with the ROC Company Act or shareholders’ resolutions.

Article 18.

The Board of Directors is constituted by directors, and the Chairman and Vice Chairman are elected by more than half of the directors at a board meeting at which two-thirds or more of the directors are present. If the Chairman is on leave or for any reason cannot discharge his duties, his/her acting proxy shall be elected in accordance with Article 208 of the ROC Company Act.

Article 19.

Board of Directors meetings shall be convened according to the law by the Chairman according to the law, unless otherwise stipulated by the ROC Company Act. Board of Directors meetings can be held at the place that the Company is headquartered, or at any place that is convenient for the directors to attend and appropriate for the meeting to be convened, or via video conference.

Article 19-1.

Directors and supervisors shall be notified of Board of Director meetings no later than seven days prior to the meetings. However, in case of any emergency, a Board of Directors meeting may be convened at any time.

Notifications of Board of Directors meetings may be in writing or via email or fax.

Article 20.

A director may execute a proxy to appoint another director to attend the Board of Directors meeting and to exercise his/her voting right, but a director can accept only one proxy.

Chapter Five: Manager

Article 21.

This company has one general manager. The appointment, discharge and salary of the general manager shall be managed in accordance with Article 29 of ROC Company Act.

Chapter Six: Accounting

Article 22.

The fiscal year of the Company starts from January 1 and ends on December 31 every year. At the end of each fiscal year, the Board of Directors shall prepare financial and accounting books in accordance with the ROC Company Act and submit them according to law to the ordinary general shareholders’ meeting for approval.

Article 23.

If the Company is profitable, 0.1% (inclusive) to 1% (inclusive) of the profits shall be allocated as compensation to employees and 0.75% (inclusive) or less of the profits should be allocated as compensation to directors. While the Company has accumulated losses, the profit shall be set aside to compensate losses before distribution.

The compensation being distributed to employees in the form of stock or cash shall be approved by more than half of the directors at a board meeting at which two-thirds or more of the directors are present and report to the general shareholders’ meeting.

“Employees” referred to in paragraph 1 and 2 above includes employees of subsidiaries who meet certain qualifications. Such qualifications are to be determined by the Board of Directors.

Article 24.

The annual net income (“Income”) shall be distributed in the order of sequences below:

(1) Making up for losses, if any.

(2) 10% being set aside as legal reserve.

(3) Allocation or reversal of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

(4) Addition or deduction of the portion of retained earnings that are equity investment gains or losses that have been realized and measured at fair value through other overall gains or losses.

The remainder plus the undistributed earnings shall be distributed in accordance with the proposal submitted by the Board of Directors and adopted by the general shareholders’ meeting.

Article 25.

The Company is at the stage of stable growth. In order to accommodate the capital demand for the present and future business development and satisfy the shareholder’s demand for the cash inflow, the Residual Dividend Policy is adopted for the dividend distribution of the Company. The ratio for cash dividends shall be not less than 30% of the total dividends; and the residual dividends shall be distributed in form of stocks in accordance with the distribution plan proposed by the Board of Directors and resolved by the general shareholders’ meeting.

Chapter Seven: Appendix

Article 26.

The bylaws and rules of procedure of the Company shall be stipulated separately.

Article 27.

Any matter not covered by these Articles of Incorporation shall be subject to the ROC Company Act.

Article 28.

These Articles of Incorporation were made on February 12, 2018 as approved by all the promoters.

■ Agreement- Appendix 2

1.	Proxy Statements. After the date for general shareholders’ meetings of both Parties has been jointly agreed upon by both Parties in good faith and goodwill in accordance with Article 5.1 of this Agreement, ASE and SPIL shall each prepare a proxy statement relating to their respective authorization and approval of this Agreement and the Transaction by their respective general shareholders’ meeting, including their respective notice convening an extraordinary shareholders’ meeting (each, the “ASE Proxy Statement” (in case of ASE) and the “SPIL Proxy Statement” (in case of SPIL), and collectively, the “Proxy Statements”).

2.	Registration Statement. ASE shall prepare the relevant documents, and file with SEC a registration statement on Form F-4 with respect to the HoldCo common shares (the “Registration Statement”) and shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933 as promptly as practicable after the Execution Date and to maintain the Registration Statement effective for so long as is necessary to consummate the Transaction.

3.	Schedule 13E-3. Concurrently with the preparation and filing of the Registration Statement and the preparation of the Proxy Statements, SPIL and ASE shall each prepare and file with SEC a Rule 13E-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the Transaction. ASE and SPIL shall cooperate and communicate with each other in preparation of the their respective “Schedules 13E-3” filing (each a “Schedule 13E-3”, and collectively, the “Schedule 13E-3 Filings”), including, without limitation, furnishing to each other the information required by the Exchange Act to be set forth in a Schedule 13E-3 (the Schedules 13E-3 and the Registration Statement collectively, the “SEC Filings”).

4.	SEC Comments. ASE and SPIL shall respond as promptly as practicable and reasonable to any comments made by the SEC with respect to the SEC Filings and will provide each other with copies of all correspondence with respect to the SEC Filings as promptly as practicable and reasonable. Both SPIL and ASE agree to not to file or mail any SEC Filings, including any amendment or supplement thereto or any response to SEC’s comments, unless each Party has had a reasonable opportunity to review and comment on such SEC Filings and such comments have been reasonably incorporated into such SEC Filings. After the SEC confirms that it has no further comments to the SEC Filings, ASE and SPIL shall mail as promptly as practicable and reasonable the applicable SEC Filings and Proxy Statements, if necessary, to their respective ADR shareholders and thereafter promptly circulate amended, supplemental or supplemented proxy material.

5.	Information Supplied. SPIL and ASE shall each promptly furnish all information as may be reasonably requested in connection with the preparation, filing and mailing of SEC Filings or the Proxy Statements or any other documents filed or to be filed with SEC in connection with the Transaction.

6.	ASE’s and SPIL’s Extraordinary General Shareholders’ Meetings. From the working day immediately following the date on which SEC confirms that it has no further comments on the SEC Filings, (i) ASE shall (x) cause its board of directors pass a resolution to call an extraordinary general shareholders’ meeting (the “ASE Extraordinary Shareholders’ Meeting”) and set a record date and a date of meeting (the date of meeting must be in accordance with Article 5.1 thereof and within 70 calendar days after the next day after SEC confirms that it has no further comments on the SEC Filings) as promptly as practicable after the date on which the ASE Proxy Statement is mailed to the ASE shareholders for the purpose of obtaining shareholder approval of the Transaction, and circulate, in accordance with law, the notice and procedure manual of ASE Extraordinary Shareholders’ Meeting after ASE Proxy Statement is mailed to ASE’s shareholders and (y) mail or cause to be mailed notice of the ASE Extraordinary Shareholders’ Meeting and form of proxy accompanying the ASE Proxy Statement that will be provided to the ASE shareholders in connection with the solicitation of proxies for use at the ASE Extraordinary Shareholders’ Meeting and (ii) SPIL shall (x) cause its board of directors pass a resolution to call an extraordinary general shareholders’ meeting (the “SPIL Extraordinary Shareholders’ Meeting”) and set a record date and a date of meeting (the date of meeting must be in accordance with Article 5.1 thereof and within 70 calendar days after the next day when SEC confirms after it has no further comments on the SEC Filings) as promptly as practicable after the date on which the SPIL Proxy Statement is mailed to the SPIL’s shareholders for the purpose of obtaining shareholder approval of the Transaction, and circulate, in accordance with law, the notice and procedure manual of SPIL Extraordinary Shareholders’ Meeting after SPIL Proxy Statement is mailed to SPIL’s shareholders and (y) mail or cause to be mailed notice of the SPIL Extraordinary Shareholders’ Meeting and form of proxy accompanying the SPIL Proxy Statement that will be provided to the SPIL shareholders in connection with the solicitation of proxies for use at the SPIL Extraordinary Shareholders’ Meeting. ASE Extraordinary Shareholders’ Meeting and SPIL Extraordinary Shareholders’ Meeting shall be held on the same date to approve this Agreement and the Transaction in a share exchange resolution based on the terms of this Agreement in accordance with the Republic of China Enterprise Mergers and Acquisitions Act.

■Agreement - Appendix 3

SPIL Disclosure Letter

As of June 29, 2016, no events listed in Article 7.3 hereof causing any SPIL Material Adverse Effect Event which shall be disclosed occurred, provided that the Parties agree that SPIL may update this Appendix 3 to this Agreement (i.e. the SPIL Disclosure Letter), to disclose the necessary events that occur from the Execution Date until the Share Exchange Record Date.

■Agreement - Appendix 4

ASE Industrial Holding Co., Ltd.

■ Attachment 2

Supplemental Agreement

to

Joint Share Exchange Agreement

Preamble

This Supplemental Agreement (this “Agreement”) to Joint Share Exchange Agreement (as defined below) is entered into on December 14, 2017 (the “Execution Date”) by and between:

(1)	Advanced Semiconductor Engineering, Inc. (“ASE”), a company incorporated under Republic of China (“ROC”) laws, with its address at No. 26, Chin Third Road, Nantze Export Processing Zone, Nantze District, Kaohsiung City, Taiwan; and

(2)	Siliconware Precision Industries Co., Ltd. (“SPIL”), a company incorporated under ROC laws, with its address at No. 123, Section 3, Da Fong Road, Tantzu District, Taichung City, Taiwan.

WHEREAS ASE and SPIL (collectively, the “Parties”) have entered into the Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”) on June 30, 2016 whereby ASE will file an application to establish a holding company (“HoldCo”) by means of a statutory share exchange, and HoldCo will acquire all issued and outstanding shares of both ASE and SPIL. After the closing of the share exchange, ASE and SPIL will become wholly-owned subsidiaries of HoldCo concurrently (the “Transaction” or “Share Exchange”).

NOW THEREFORE, IN WITNESS WHEREOF, the Parties have entered into this Agreement for the purpose of completing the Transaction, as follows:

1.	Long Stop Date

1.1	Both Parties agree to amend the definition of Long Stop Date (the “Long Stop Date”) as set forth in the Joint Share Exchange Agreement to read as follows:

Long Stop Date refers to October 31, 2018 or a later date otherwise agreed in writing by both Parties.

2.	Other Agreements

2.1	This Agreement shall be deemed to be part of the Joint Share Exchange Agreement, provided that the terms of this Agreement shall prevail in case of discrepancy between this Agreement and the Joint Share Exchange Agreement. The Joint Share Exchange Agreement shall be applicable to matters not covered herein. Capitalized terms undefined herein shall have the meaning ascribed to them in the Joint Share Exchange Agreement.

2.2	The interpretations, effectiveness and performance of this Agreement shall be governed by ROC law. Any matter not covered herein shall be addressed in accordance with Joint Share Exchange Agreement and relevant laws and regulations.

2.3	Pursuant to Article 17.3 of Joint Share Exchange Agreement, this Agreement shall become effective after it is signed and delivered by both Parties and upon approval by their respective board of directors.

2.4	This Agreement is made in duplicate originals, one to be retained by each Party.

[Remainder of This Page Intentionally Left Blank, Signature Page Follows]

Parties

Advanced Semiconductor Engineering, Inc.	Siliconware Precision Industries Co., Ltd.

Representative: Jason C.S. Chang	Representative: Bough Lin

■ Attachment 3

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Procedures for Lending Funds to Other Parties

BEFORE Amendment	AFTER Amendment

Article 4 : Limits on the Lending Amount

The source of funds for lending is limited to the funds owned by the Company or working capital turnover of the Company, and the lending of funds shall not affect the Company's normal operation. The limits on the lending amount are as follows:

(1)  Aggregate lending amount: it shall not exceed 50% of the Company's net worth as stated in the latest financial statements of the Company; however, for companies or firms that have a short-term financing need, the aggregate lending amount shall not exceed 40% of the Company's net worth as stated in the latest financial statements of the Company.

(2)  Lending amount for individual company or firm:

A.  For companies or firms that have business relationships with the Company: the lending amount to each company or firm shall not exceed 20% of the Company's net worth as stated in the latest financial statements of the Company. In addition, for risk consideration, the lending amount shall not exceed the sum of the value of purchase plus disbursements for provision of service or the sum of the sales revenue plus service revenue.

B.   For companies or firms that have a short-term financing need: it shall not exceed 20% of the Company's net worth as stated in the latest financial statements of the Company.

For loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the aggregate and individual lending amounts shall not respectively exceed 15% and 10% of the Company's net worth as stated in the latest financial statements of the Company, whether due to lending funds for business relationships or short-term financing needs.

Article 4 : Limits on the Lending Amount

The Company's limits on the lending amount are as follows:

(1)  Aggregate lending amount: it shall not exceed 50% of the Company's net worth as stated in the latest financial statements of the Company; however, for companies or firms that have a short-term financing need, the aggregate lending amount shall not exceed 40% of the Company's net worth as stated in the latest financial statements of the Company.

(2) Lending amount for individual company or firm:

A.  For companies or firms that have business relationships with the Company: the lending amount to each company or firm shall not exceed 20% of the Company's net worth as stated in the latest financial statements of the Company. In addition, for risk consideration, the lending amount shall not exceed the sum of the value of purchase plus disbursements for provision of service or the sum of the sales revenue plus service revenue.

B.   For companies or firms that have a short-term financing need: it shall not exceed 40% of the Company's net worth as stated in the latest financial statements of the Company.

For loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the aggregate and individual lending amounts shall not respectively exceed 15% and 10% of the Company's net worth as stated in the latest financial statements of the Company, whether due to lending funds for business relationships or short-term financing needs.

Article 5 : The Term of Loan And Calculation of Interest The term of loan and calculation of interest for the Company shall be applied as follows: (1) The term of each loan shall not exceed one year.	Article 5 : The Term of Loan And Calculation of Interest The term of loan and calculation of interest for the Company shall be applied as follows: (1) The term of each loan shall not exceed one year.

BEFORE Amendment	AFTER Amendment

       However, for lending funds to companies or firms that have business relationships with the Company, the term of loan may be extended with the approvals of the audit committee of the Company (the “Audit Committee”) and the Board under special circumstances, provided that the extension for each loan shall be no more than 6 months and no more than one time.

(2)  Interest on the loan may be calculated at floating interest rates or fixed interest rates and adjusted according to the Company's cost of capital at all time. Interest rate adjustments will become effective after submitted by the Finance Division of the Company (the “Finance Division”) to and approved by the general manager. Loan interest is calculated once every month.

The term of loan and calculation of interest for funds lending by a subsidiary shall comply with the preceding paragraph. However, for loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the term of each loan may not exceed five years. Under special circumstances, the term of loan may be extended with the prior approval of the Board, provided that the extension for each loan shall be no more than three years and no more than one time; the restrictions under subparagraph 1 of the preceding paragraph shall not apply.

       However, for lending funds to companies or firms that have business relationships with the Company, the term of loan may be extended with the approvals of the audit committee of the Company (the “Audit Committee”) and the Board under special circumstances, provided that the extension for each loan shall be no more than 6 months and no more than one time.

(2)  Interest on the loan may be calculated at floating interest rates or fixed interest rates and adjusted according to the Company's cost of capital at all time. Interest rate adjustments will become effective after submitted by the Finance Division of the Company (the “Finance Division”) to and approved by the general manager or Chief Financial Officer. Loan interest is calculated once every month.

The term of loan and calculation of interest for funds lending by a subsidiary shall comply with the preceding paragraph. However, for loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the term of each loan may not exceed five years. Under special circumstances, the term of loan may be extended with the prior approval of the Board, provided that the extension for each loan shall be no more than three years and no more than one time; the restrictions under subparagraph 1 of the preceding paragraph shall not apply.

Article 6 : The Operational Procedures for Lending of Funds

(1)  When applying to the Company for a loan, the Borrower shall provide an application letter specifying the loan amount, term of loan, purpose for loan and provision of collaterals, together with its basic information, finance information and guarantee information, etc. to the Company.

(2)  The Finance Division shall carefully review and evaluate the borrower. The items for evaluation shall include:

A.  Necessity and reasonableness of the lending.

B.  The appropriateness of the loan amount granted considering the borrower's financial condition.

C.  Whether the lending exceeds the limits on the aggregate lending amount.

D.  Impact on the Company's operational risk,

Article 6 : The Operational Procedures for Lending of Funds

(1)  When applying to the Company for a loan, the Borrower shall provide an application letter specifying the loan amount, term of loan, purpose for loan and provision of collaterals, together with its basic information, finance information and guarantee information, etc. to the Company.

(2)  The Finance Division shall carefully review and evaluate the borrower. The items for evaluation shall include:

A.  Necessity and reasonableness of the lending.

B.  The appropriateness of the loan amount granted considering the borrower's financial condition.

C. Whether the lending exceeds the limits on the aggregate lending amount.

D.  Impact on the Company's operational risk,

BEFORE Amendment	AFTER Amendment

financial condition, and shareholders' equity.

E.  The necessity to obtain collaterals and appraisal of collaterals.

F.  Enclosure of credit check and risk assessment records of the borrower.

(3)  For lending funds to companies or firms that have business relationships with the Company, the Finance Division shall assess whether the lending amount is commensurate with the sum of the value of purchase plus disbursements for provision of service or the sum of the sales revenue plus service revenue. For lending funds to companies or firms that have a short-term financing need, reasons for loans shall be enumerated.

(4)  After credit investigation and evaluation by the Finance Division, if the Finance Division intends to refuse the lending because the credit rating of the Borrower is found not good enough or the lending purpose is improper, the Finance Division shall explain the reasons for denial, submit the same for general manager's review and reply to the Borrower promptly.

(5)  After credit investigation and evaluation by the Finance Division, if the credit rating of the Borrower is evaluated as good and the lending purpose is proper, the Finance Division shall prepare the credit investigation report and opinion, draft the terms and conditions of the lending, and report the same to the general manager, who shall submit the same to the Audit Committee and the Board for approvals before lending of funds.

(6)  The Borrower shall complete the "Drawdown Request" and apply with the Company to draw the loan facility after the facility amount is determined and approved by the Board. The Borrower shall provide a guaranteed note or other collaterals of the same value as guarantee. The Finance Division shall complete necessary procedures (e.g. mortgage, perfection) for the collaterals provided by the Borrower.

(7)  The Finance Division shall establish the "Record Book for Lending Funds to Others" that documents information such as name of the borrower, lending amount, date approved by the Board, date the loan is drawn, and items that should be carefully evaluated as specified in the financial condition, and shareholders' equity.

E.  The necessity to obtain collaterals and appraisal of collaterals.

F.  Enclosure of credit check and risk assessment records of the borrower.

(3)  For lending funds to companies or firms that have business relationships with the Company, the Finance Division shall assess whether the lending amount is commensurate with the sum of the value of purchase plus disbursements for provision of service or the sum of the sales revenue plus service revenue. For lending funds to companies or firms that have a short-term financing need, reasons for loans shall be enumerated.

(4)  After credit investigation and evaluation by the Finance Division, if the Finance Division intends to refuse the lending because the credit rating of the Borrower is found not good enough or the lending purpose is improper, the Finance Division shall explain the reasons for denial, submit the same for general manager's or Chief Financial Officer’s review and reply to the Borrower promptly.

(5)  After credit investigation and evaluation by the Finance Division, if the credit rating of the Borrower is evaluated as good and the lending purpose is proper, the Finance Division shall prepare the credit investigation report and opinion, draft the terms and conditions of the lending, and report the same to the general manager or Chief Financial Officer, who shall submit the same to the Audit Committee and the Board for approvals before lending of funds.

(6)  The Borrower shall complete the "Drawdown Request" and apply with the Company to draw the loan facility after the facility amount is determined and approved by the Board. The Borrower shall provide a guaranteed note or other collaterals of the same value as guarantee. The Finance Division shall complete necessary procedures (e.g. mortgage, perfection) for the collaterals provided by the Borrower.

(7)  The Finance Division shall establish the "Record Book for Lending Funds to Others" that documents information such as name of the borrower, lending amount, date approved by the Board, date the loan is drawn, and items that should be carefully evaluated as specified in the

BEFORE Amendment	AFTER Amendment
Procedures for reference.	Procedures for reference.

Article 7 : Decision and Authorization Level

(1) When the Company lends funds to others, the Finance Division shall assess the compliance with provisions of the Procedures, together with the evaluation results provided under Article 6 hereof, and submit the same to the general manager for approval. The funds may be lent after the approvals of the Audit Committee and the Board.

(2) The lending between the Company and its parent company or subsidiaries or lending between the Company's subsidiaries shall be submitted to the Board for approval. After the Board's approval, the Board may authorize the Chairman of the Board to lend to the same party in installments or as revolving loan within the specific amount and the period not exceeding one year as approved by the Board.

(3) The term "specific amount" in the preceding paragraph means that the authorized amount for lending by the Company or the Company's subsidiary to each company shall not exceed 10% of the net worth of the Company or such subsidiary as shown in the latest financial statements of the Company or of such subsidiary; however for loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the foregoing restrictions on the authorized amount for lending will not apply.

(4) When lending funds to others, the Company shall fully take into consideration each independent director's opinions. The independent directors' opinions specifically expressing assent or objection and the reasons for objection shall be included in the Board meeting minutes.

(5) The Company shall report the fund lending operation and related matters at the next year's shareholders meeting.

Article 7 : Decision and Authorization Level

(1) When the Company lends funds to others, the Finance Division shall assess the compliance with provisions of the Procedures, together with the evaluation results provided under Article 6 hereof, and submit the same to the general manager or Chief Financial Officer for approval. The funds may be lent after the approvals of the Audit Committee and the Board.

(2) The lending between the Company and its parent company or subsidiaries or lending between the Company's subsidiaries shall be submitted to the Board for approval. After the Board's approval, the Board may authorize the Chairman of the Board to lend to the same party in installments or as revolving loan within the specific amount and the period not exceeding one year as approved by the Board.

(3) The term "specific amount" in the preceding paragraph means that the authorized amount for lending by the Company or the Company's subsidiary to each company shall not exceed 10% of the net worth of the Company or such subsidiary as shown in the latest financial statements of the Company or of such subsidiary; however for loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the foregoing restrictions on the authorized amount for lending will not apply.

(4) When lending funds to others, the Company shall fully take into consideration each independent director's opinions. The independent directors' opinions specifically expressing assent or objection and the reasons for objection shall be included in the Board meeting minutes.

(5) The Company shall report the fund lending operation and related matters at the next year's shareholders meeting.

Article 12 : The Procedures for Supervision and Control of Lending Funds to Others by the Company's Subsidiaries

(1) If the Company's subsidiary intends to lend funds to others, such subsidiary shall stipulate a set of rules pursuant to the Regulations Governing Loaning of Funds and Making of

Article 12 : The Procedures for Supervision and Control of Lending Funds to Others by the Company's Subsidiaries

(1) If the Company's subsidiary intends to lend funds to others, such subsidiary shall stipulate a set of rules pursuant to the Regulations Governing Loaning of Funds and Making of .

BEFORE Amendment	AFTER Amendment

       Endorsements/Guarantees by Public Companies promulgated by the FSC and handle the funds lending in accordance with the rules so stipulated.

(2) The total amount of loans provided by the subsidiary and the total amount of loans provided by the subsidiary for one single company shall not exceed 40% and 20% respectively of the subsidiary's net worth as stated in the latest financial statements of the subsidiary, provided, however, that for loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the total and individual loan limits shall comply with Article 4.2 hereof.

(3) The subsidiary shall compile "Detailed Information on Funds Lending to Others" in the previous month and submit the same to the Company prior to the 10th day of each month.

(4) Internal audit personnel of the subsidiary shall at least quarterly audit the subsidiary's funds lending operating procedures and the implementation thereof and shall produce written reports accordingly. Should there be any material non-compliance found, the internal audit personnel of the subsidiary shall immediately notify each supervisor of the subsidiary and the internal audit unit of the Company in writing.

(5) When auditing the subsidiaries in accordance with the annual audit plan, the internal audit unit of the Company shall also obtain a sufficient understanding of the subsidiary's funds lending operating procedures and the implementation thereof. If the internal audit unit finds any non-compliance, the internal audit unit shall continue monitoring the subsidiary's correction status and prepare a report on the improvement on the defects and submit the same to the general manager.

      Endorsements/Guarantees by Public Companies promulgated by the FSC and handle the funds lending in accordance with the rules so stipulated.

(2) The total amount of loans provided by the subsidiary and the total amount of loans provided by the subsidiary for one single company shall not exceed 40% and 20% respectively of the subsidiary's net worth as stated in the latest financial statements of the subsidiary, provided, however, that for loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the total and individual loan limits shall comply with Article 4.2 hereof.

(3) The subsidiary shall compile "Detailed Information on Funds Lending to Others" in the previous month and submit the same to the Company prior to the 10th day of each month.

(4) Internal audit personnel of the subsidiary shall at least quarterly audit the subsidiary's funds lending operating procedures and the implementation thereof and shall produce written reports accordingly. Should there be any material non-compliance found, the internal audit personnel of the subsidiary shall immediately notify each supervisor of the subsidiary and the internal audit unit of the Company in writing.

(5) When auditing the subsidiaries in accordance with the annual audit plan, the internal audit unit of the Company shall also obtain a sufficient understanding of the subsidiary's funds lending operating procedures and the implementation thereof. If the internal audit unit finds any non-compliance, the internal audit unit shall continue monitoring the subsidiary's correction status and prepare a report on the improvement on the defects and submit the same to the general manager or Chief Financial Officer

■ Attachment 4

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Procedures for Making Endorsements and Guarantees

BEFORE Amendment	AFTER Amendment

Article 4 : Amount of Endorsements/Guarantees Provided by the Company

(1)  The total amount of endorsements/guarantees provided by the Company shall not exceed 40% of the Company's net worth as stated in the latest financial statements of the Company.

(2)  The total amount of endorsements/guarantees provided by the Company for one single company shall not exceed 30% of the Company's net worth as stated in the latest financial statements of the Company.

(3)  The total amount of endorsements/guarantees provided by the Company and its subsidiaries shall not exceed 45% of the Company's net worth as stated in the latest financial statements of the Company.

(4)  The total amount of endorsements/guarantees provided by the Company and its subsidiaries for one single company shall not exceed 35% of the Company's net worth as stated in the latest financial statements of the Company.

(5)  In addition to the restrictions set forth above, in the event the Company provides endorsements/guarantees because of business relationship with the Company, the amount of the endorsements/guarantees provided for such endorsement/guarantee shall not exceed the total trading amount between the Company and such trading party. Such trading amount refers to income from products sold or services provided or cost incurred as a result of purchases of goods or services, whichever is higher, in the most recent one year.

Article 4 : Amount of Endorsements/Guarantees Provided by the Company

(1)  The total amount of endorsements/guarantees provided by the Company shall not exceed 150% of the Company's net worth as stated in the latest financial statements of the Company.

(2)  The total amount of endorsements/guarantees provided by the Company for one single company shall not exceed 140% of the Company's net worth as stated in the latest financial statements of the Company.

(3)  The total amount of endorsements/guarantees provided by the Company and its subsidiaries shall not exceed 150% of the Company's net worth as stated in the latest financial statements of the Company.

(4)  The total amount of endorsements/guarantees provided by the Company and its subsidiaries for one single company shall not exceed 140% of the Company's net worth as stated in the latest financial statements of the Company.

(5)  In addition to the restrictions set forth above, in the event the Company provides endorsements/guarantees because of business relationship with the Company, the amount of the endorsements/guarantees provided for such endorsement/guarantee shall not exceed the total trading amount between the Company and such trading party. Such trading amount refers to income from products sold or services provided or cost incurred as a result of purchases of goods or services, whichever is higher, in the most recent one year.

■ Attachment 5

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Procedures for the Acquisition or Disposal of Assets

BEFORE Amendment	AFTER Amendment

Article 4: Scope and Amount of Investment

In addition to acquisition of assets for operating purpose, the Company and its Subsidiaries may invest in real property and securities for non-operating purpose, of which the limits on the amount are as follows:

(1) The total amount invested in real property for non-operating purpose shall not exceed 15% of the relevant company's net worth shown in the Latest Financial Statements.

(2) The total amount invested in securities by the Company shall not exceed 150% of the Company's net worth shown in its Latest Financial Statements; the total amount invested in securities by each Subsidiary of the Company shall not exceed 50% of the Company's net worth shown in the Latest Financial Statements.

(3) The maximum amount invested in one single security by the Company shall not exceed 50% of the Company's net worth shown in its Latest Financial Statements; the maximum amount invested in one single security by each Subsidiary of the Company shall not exceed 20% of the Company's net worth shown in the Latest Financial Statements.

The restrictions set forth in Subparagraphs 2 and 3 of the preceding Paragraph shall not apply in the event that the Company and its Subsidiaries reorganize the group structure.

Article 4: Scope and Amount of Investment

In addition to acquisition of assets for operating purpose, the Company and its Subsidiaries may invest in real property and securities for non-operating purpose, of which the limits on the amount are as follows:

(1) The total amount invested in real property for non-operating purpose shall not exceed 15% of the relevant company's net worth shown in its Latest Financial Statements.

(2) The total amount invested in securities by relevant company shall not exceed 200% of net worth shown in its Latest Financial Statements.

(3) The maximum amount invested in one single security by relevant company shall not exceed 120% of net worth shown in its Latest Financial Statements.

The restrictions set forth in Subparagraphs 2 and 3 of the preceding Paragraph shall not apply in the event that the Company and its Subsidiaries reorganize the group structure.

■Attachment 6

ASE Industrial Holding Co., Ltd.

Rules of Procedures for Shareholders’ Meeting

Article 1	Shareholders’ meetings of the ASE Industrial Holding Co., Ltd. (the “Company”) shall be conducted in accordance with the Rules of Procedure for Shareholders’ Meeting (the “Rules”).
Article 2

A shareholder (or its proxy) attending a shareholders’ meeting in person shall show the attendance card and submit the signing card in lieu of signing in. The number of shares present at the meeting shall equal the aggregate number of shares held by the shareholders having submitted their signing cards, plus shares that shareholders have exercised their voting rights by way of electronic transmission.

Article 3

Each shareholder shall be entitled to one vote for each share held except for those shares prohibited from exercising voting rights in accordance with Article 179 of Taiwan Company Act or otherwise restricted under the relevant provisions of Taiwan Company Act. When a shareholder is not able to attend a shareholders’ meeting, a shareholder may appoint a proxy to attend the meeting on his behalf by executing a proxy instrument prepared by the Company stating therein the scope of proxy authorization. Except for trust enterprises or stock affairs agencies approved by the competent authority of securities, in the event a person acts as the proxy for two or more shareholders, the total number of issued and voting shares entitled to be voted as represented by such proxy shall be not more than three percent of the total number of issued and voting shares of the Company; any vote in respect of the portion in excess of such three percent threshold shall not be counted.

A shareholder may only execute one proxy instrument and appoint one proxy only, and shall serve such written proxy to the Company no later than five days prior to the date of shareholders’ meeting. In cases where the Company receives multiple proxy instruments from one shareholder, the first one arriving at the Company shall prevail unless an explicit statement to revoke the previous written proxy is made in the proxy which comes later.

Shareholders who have authorized a proxy to attend a shareholders’ meeting later intend to attend the shareholders’ meeting in person or to exercise his voting power by way of electronic transmission, the shareholder shall, at least two days prior to the date of such shareholders’ meeting, serve the Company with a separate written notice revoking his previous appointment of the proxy. Votes by way of proxy shall remain valid if the relevant shareholder fails to revoke his appointment of such proxy before the prescribed time.

Article 4

A shareholders’ meeting shall be held at the head office of the Company or any place that is convenient to the shareholders and suitable for such meeting. The meeting should not start earlier than 9:00 a.m. or later than 3:00 p.m.

Article 5	Unless otherwise provided in Taiwan Company Act, a shareholders’ meeting shall be called by the board of directors of the Company (the “Board”), and the chairman of the Board (the “Chairman”) shall preside as the chairperson at such shareholders’ meeting. In the event that the Chairman is on leave of absence, or is unable to exercise his powers and authorities, Paragraph 3 of Article 208 of Taiwan Company Act shall be followed. If a shareholders’ meeting is called by any person other than the Board, the person who has called the meeting shall preside as the chairperson at such shareholders’ meeting; if there is more than one person who has called a shareholders’ meeting, such persons shall elect one from among themselves to act as the chairperson at such shareholders’ meeting.

Article 6

The Company may invite attorneys, certified public accountants or relevant persons to attend a shareholders’ meeting. The staff in charge of the administrative affairs at a shareholders’ meeting shall wear an identification card or a badge.

Article 7	The Company shall make audio or video recording of the entire process of a shareholders’ meeting, and preserve the recordings for at least one year.
Article 8

At the scheduled time for a shareholders’ meeting, the chairperson shall announce the commencement of the meeting provided that if the number of shares represented by the shareholders present at the meeting fails to exceed half of the total issued and outstanding shares of the Company (the “Quorum”), the chairperson may announce that the meeting is postponed. The postponements shall be limited to two times and the total time postponed shall not exceed one hour. If the number of shares represented by the shareholders present at the meeting fails to meet the Quorum but exceeds one third of the total number of issued and outstanding shares of the Company after the meeting has been postponed twice, a tentative resolution may be passed by a majority of those represented in accordance with Paragraph 1 of Article 175 of Taiwan Company Act. If the number of shares represented by the shareholders present at the meeting exceeds half of the total issued and outstanding shares of the Company before the end of the meeting, the tentative resolution may be re-proposed by the chairperson to be passed in the shareholders’ meeting in accordance with Article 174 of Taiwan Company Act.

Article 9

If a shareholders’ meeting is called by the Board, the agenda of such meeting shall be prepared by the Board and such meeting shall proceed in accordance with the agenda. No modification to the agenda shall be made unless shareholders resolve otherwise at such shareholders’ meeting.

The preceding paragraph shall apply mutatis mutandis in cases where a shareholders’ meeting is called by any person entitled to call the meeting other than the Board.

Before the procedure set forth in the agenda prepared pursuant to the preceding two paragraphs (including the extemporary motions) has completely ended, the chairperson may not adjourn the meeting unless shareholders resolve otherwise at such meeting.

When the meeting is adjourned, shareholders may not designate another chairperson to continue the meeting at the same venue or another venue; in the event that the chairperson adjourns the meeting in violation of the Rules, shareholders, by a majority of votes represented by the attending shareholders, may designate one person as chairperson to continue the meeting.

Article 10	During a shareholders’ meeting, the chairperson may announce a break for a period of time in his discretion.
Article 11	When a shareholder present at a shareholders’ meeting wishes to speak, a speech note should be filled out with summary of the speech, the shareholder account number (or the number of attendance card) and the account name of the shareholder. The chairperson should decide the sequence of speeches by shareholders. If any shareholder present at a shareholders’ meeting submits a speech note but does not speak, no speech should be deemed to have been made by such shareholder. In case the contents of the actual speech of a shareholder are inconsistent with the contents of the speech note, the contents of the actual speech shall prevail. When an attending shareholder delivers a speech, unless otherwise permitted by the chairperson and the shareholder who is making the speech, no shareholder may interrupt the speech. If any shareholder violates this provision, the chairperson shall intervene to stop such interruption.

Article 12

Unless otherwise permitted by the chairperson, each shareholder shall not speak more than two times (each time not exceeding five minutes) for each proposal.

In case the speech of any shareholder violates the preceding paragraph or exceeds the scope of the proposal for current discussion, the chairperson may stop the shareholder from continuing delivering the speech.

Article 13

If a juristic person is authorized to attend the shareholders’ meeting on behalf of another shareholder, only one representative of such juristic person may attend the meeting. If a juristic shareholder designates two or more representatives to attend the shareholders’ meeting, only one representative can speak for each proposal.

Article 14	After the speech of a shareholder, the chairperson may respond by himself or appoint an appropriate person to respond.
Article 15	When the chairperson is of the opinion that a proposal has been sufficiently discussed to be put to vote, the chairperson may announce the cease of discussion and bring the proposal to vote.
Article 16

The chairperson shall designate the persons supervising the casting of votes and the counting thereof for resolutions. The person supervising the casting of votes shall be a shareholder. The result of the resolution shall be reported on the spot and written into records.

Article 17

Unless otherwise provided in Taiwan Company Act or the Articles of Incorporation of the Company, a resolution shall be passed by a majority of the votes represented by the shareholders present at a shareholders’ meeting. During voting, resolutions shall be deemed adopted if all the attending shareholders voice no objection after consultation by the chairperson.

Article 18

If there is an amendment to or a substitute for a proposal for resolution, the chairperson shall arrange the sequence for resolution along with the original proposals. If any one of them has been adopted, the remaining proposals shall be deemed rejected and no further resolution is needed.

Article 19

The chairperson may direct disciplinary personnel (or security personnel) to maintain the order of the meeting place. Such disciplinary personnel (or security personnel) shall wear a badge marked “Disciplinary Staff”.

Article 20	For matters not provided in the Rules, Taiwan Company Act, applicable laws and regulations, and the Articles of Incorporation of the Company shall apply.
Article 21	The Rules and any revisions thereof shall take effect upon approval by shareholders at the shareholders’ meeting.

■Attachment 7

ASE Industrial Holding Co., Ltd.

Articles of Incorporation

Chapter One: General Principals

Article 1.

The Company is called and is registered as a company limited by shares according to the ROC Company Act. The English name of the Company is ASE Industrial Holdings Co., Ltd.

Article 2.

The Company is engaged in the following businesses:

H201010 General Investment Business

Article 3.

The investment made by the Company in other companies as a limited liability shareholder thereof is not subject to the limitation that such investment shall not exceed a certain percentage of the paid-in capital as set forth in the ROC Company Act.

Article 4.

The Company may provide external guaranty.

Article 5.

The Company’s headquarter is located in Kaohsiung, Taiwan, R.O.C. and may set up domestic or foreign branches, offices or business establishments as resolved by the Board of Directors, if necessary.

Chapter Two: Shares

Article 6.

The Company’s total capital is NT$50 billion divided into 5 billion shares with a par value of NT$10 per share. Stock options worth of NT$4 billion are set aside for employee subscription. The Board of Directors is authorized to issue the unissued shares in installments if deemed necessary for business purposes.

Article 7.

The share certificates shall be in registered form and have the signatures or seals of at least three directors of the Company and shall be legally authenticated before issuance. In accordance with the provisions set forth in Article 162-2 of the ROC Company Act, the Company may choose to not provide share certificates in print form.

Article 8.

No registration of share transfer shall be made within sixty days before each ordinary general shareholders’ meeting, or within thirty days before each extraordinary general shareholders’ meeting or five days before the record date for dividends, bonuses or other distributions as determined by the Company.

Article 9.

The rules governing stock affairs of the Company shall be made pursuant to the laws and the regulations of the relevant authorities.

Chapter Three: General Shareholders’ Meeting

Article 10.

General shareholders’ meetings include ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened according to law by the Board of Directors once annually according to the law within 6 months after the end of each fiscal year. Extraordinary meetings will be held according to the law whenever necessary.

Article 11.

General shareholders’ meetings shall be convened by written notice stating the date, place and purpose dispatched to each shareholder at least 30 days, in the case of ordinary meetings, and 15 days, in the case of extraordinary meetings, prior to the date set for such meeting.

Article 12.

Unless otherwise required by the ROC Company Act, shareholders’ resolutions shall be adopted by at least half of the votes of the shareholders present at a general shareholders’ meeting who hold at least half of all issued and outstanding shares of the Company.

Article 13.

Each shareholder of the Company shall have one vote per share, unless otherwise provided by Article 179 of the ROC Company Act.

Article 14.

Any shareholder, who for any reason is unable to attend general shareholders’ meetings, may execute a proxy printed by the Company, in which the authorized matters shall be expressly stated, to authorize a proxy to attend the meeting for him/her. Such proxy shall be submitted to the Company at least 5 days prior to the general shareholders’ meeting.

Article 15.

The general shareholders’ meeting shall be convened by the Board of Directors unless otherwise stipulated in the ROC Company Act, and the person presiding over the meeting will be the Chairman of the Board of Directors (the “Chairman”). If the Chairman is on leave or for any reason cannot discharge his duty, Paragraph 3 of Article 208 of the ROC Company Act should apply. If the general shareholders’ meeting is convened by a person entitled to do so other than a member of the Board of Directors, that person shall act as the person presiding over the meeting . If two or more persons are entitled to call the general shareholders’ meeting, those persons shall elect one to act as the person presiding over the meeting.

Chapter Four: Director and Supervisor

Article 16.

The Company shall have nine to thirteen directors and also three supervisors to be elected by the general shareholders’ meeting from candidates with legal capacity. Each director or supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.

The election of the directors and supervisors of the Company shall be conducted pursuant to Article 198 of the ROC Company Act and relevant regulations.

Article 16-1.

Since the second Board of Directors term, the Company shall have thirteen directors, of which there shall be three independent directors and ten non-independent directors, to be elected by the general shareholders’ meeting from candidates with legal capacity. Each director shall hold office for a term of three years, and may continue to serve in the office if re-elected.

The election of the directors of the Company shall be conducted pursuant to Article 198 of the ROC Company Act and relevant regulations.

When handling the aforementioned election of directors, the election of independent directors and non-independent directors should be held together, provided, however, that the number of independent directors and non-independent directors elected shall be calculated separately; those that receive votes representing more voting rights will be elected as independent directors or non-independent directors.

Upon the expiry of the term of office of the first supervisors of the Company elected, the provisions regarding supervisors under these Articles of Incorporation of the Company shall cease to apply. The Company shall then establish an audit committee in lieu of supervisors in accordance with Article 14-4 of the ROC Securities and Exchange Act to exercise the powers and duties of supervisors stipulated in the ROC Company Act, the ROC Securities and Exchange Act, and other applicable laws and regulations. The audit committee shall comprise solely of the independent directors. The responsibilities, powers and other related matters of the audit committee shall be separately stipulated in rules adopted by the Board of Directors in accordance with applicable laws and regulations.

The election of the Company’s independent directors uses the candidate nomination system. Shareholders who hold 1% or more of the Company’s issued shares and the Board of Directors may nominate a list of candidates for independent directors. After the Board of Directors examines and confirms the qualifications of the candidate(s) for serving as an independent director, the name(s) is/are sent to the general shareholders’ meeting for election. If the general shareholders’ meeting is convened by a person entitled to do so other than a member of the Board of Directors, after such person examines and confirms the qualifications of the candidate(s) for serving as an independent director, the name(s) is/are sent to the general shareholders’ meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for independent directors will be handled according to the ROC Company Act, the ROC Securities and Exchange Act, and other relevant laws and regulations.

Article 16-2.

The remuneration of the Company’s supervisors and independent directors is set at NT$3 million per person annually. For those that do not serve a full year, the remuneration will be calculated in proportion to the number of days of the term that were actually served. The additional remuneration of the Company’s independent directors who are also the members of the Company’s Compensation Committee is set at NT$ 360,000 per person annually. For those that do not serve a full year, the additional remuneration will be calculated in proportion to the number of days of the term that were actually served.

Article 17.

The Board of Directors is constituted by directors. Their powers and duties are as follows:

(1). Preparing business plans;

(2). Preparing surplus distribution or loss make-up proposals;

(3). Preparing proposals to increase or decrease capital;

(4). Reviewing material internal rules and contracts;

(5). Hiring and discharging the general manager;

(6). Establishing and dissolving branch offices;

(7). Reviewing budgets and audited financial statements; and

(8). Other duties and powers granted by or in accordance with the ROC Company Act or shareholders’ resolutions.

Article 18.

The Board of Directors is constituted by directors, and the Chairman and Vice Chairman are elected by more than half of the directors at a board meeting at which two-thirds or more of the directors are present. If the Chairman is on leave or for any reason cannot discharge his duties, his/her acting proxy shall be elected in accordance with Article 208 of the ROC Company Act.

Article 19.

Board of Directors meetings shall be convened according to the law by the Chairman according to the law, unless otherwise stipulated by the ROC Company Act. Board of Directors meetings can be held at the place that the Company is headquartered, or at any place that is convenient for the directors to attend and appropriate for the meeting to be convened, or via video conference.

Article 19-1.

Directors and supervisors shall be notified of Board of Director meetings no later than seven days prior to the meetings. However, in case of any emergency, a Board of Directors meeting may be convened at any time.

Notifications of Board of Directors meetings may be in writing or via email or fax.

Article 20.

A director may execute a proxy to appoint another director to attend the Board of Directors meeting and to exercise his/her voting right, but a director can accept only one proxy.

Chapter Five: Manager

Article 21.

This company has one general manager. The appointment, discharge and salary of the general manager shall be managed in accordance with Article 29 of ROC Company Act.

Chapter Six: Accounting

Article 22.

The fiscal year of the Company starts from January 1 and ends on December 31 every year. At the end of each fiscal year, the Board of Directors shall prepare financial and accounting books in accordance with the ROC Company Act and submit them according to law to the ordinary general shareholders’ meeting for approval.

Article 23.

If the Company is profitable, 0.1% (inclusive) to 1% (inclusive) of the profits shall be allocated as compensation to employees and 0.75% (inclusive) or less of the profits should be allocated as compensation to directors. While the Company has accumulated losses, the profit shall be set aside to compensate losses before distribution.

The compensation being distributed to employees in the form of stock or cash shall be approved by more than half of the directors at a board meeting at which two-thirds or more of the directors are present and report to the general shareholders’ meeting.

“Employees” referred to in paragraph 1 and 2 above includes employees of subsidiaries who meet certain qualifications. Such qualifications are to be determined by the Board of Directors.

Article 24.

The annual net income (“Income”) shall be distributed in the order of sequences below:

(1)    Making up for losses, if any.

(2)    10% being set aside as legal reserve.

(3)    Allocation or reversal of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

(4)    Addition or deduction of the portion of retained earnings that are equity investment gains or losses that have been realized and measured at fair value through other overall gains or losses.

The remainder plus the undistributed earnings shall be distributed in accordance with the proposal submitted by the Board of Directors and adopted by the general shareholders’ meeting.

Article 25.

The Company is at the stage of stable growth. In order to accommodate the capital demand for the present and future business development and satisfy the shareholder’s demand for the cash inflow, the Residual Dividend Policy is adopted for the dividend distribution of the Company. The ratio for cash dividends shall be not less than 30% of the total dividends; and the residual dividends shall be distributed in form of stocks in accordance with the distribution plan proposed by the Board of Directors and resolved by the general shareholders’ meeting.

Chapter Seven: Appendix

Article 26.

The bylaws and rules of procedure of the Company shall be stipulated separately.

Article 27.

Any matter not covered by these Articles of Incorporation shall be subject to the ROC Company Act.

Article 28.

These Articles of Incorporation were made on February 12, 2018 as approved by all the promoters.

■Attachment 8

ASE Industrial Holding Co., Ltd.

Rules Governing the Election of Directors and Supervisors

Article 1

Unless otherwise specified in Taiwan Company Act, Taiwan Securities and Exchange Act, and the Articles of Incorporation, the election of the directors and supervisors of ASE Industrial Holding Co., Ltd. (the “Company”) shall be governed by the Rules Governing the Election of Directors and Supervisors (the “Rules”).

Article 2

The election of the Company’s directors and supervisors may be carried out by shareholders via electronic voting.

When conducting the election of the Company’s directors and supervisors, in addition to electronic voting, voters may also use the ballots prepared by the board of directors of the Company (the “Board”) and printed with their attendance pass serial numbers and the number of votes represented.

The name of the voter on the ballot described in the preceding paragraph may be replaced with the attendance pass serial number.

In the process of electing the Company’s directors and supervisors, the numbers of votes attached to each share held by a shareholder shall correspond to the number of vacancy of the directors or supervisors to be appointed at the shareholders’ meeting, and the total number of votes per share may be consolidated for electing one candidate or may be split for electing two or more candidates. The elections of independent directors and non-independent directors shall be conducted at the same time, but the numbers to be elected shall be separately calculated.

Article 3

In the election of the Company’s directors and supervisors, based on the number of vacancy in positions for directors and supervisors to be elected, candidates with the higher number of votes (including those exercised by way of electronic transmission) shall be elected as independent directors, non-independent directors or supervisors respectively. If two or more candidates receive the same number of votes and the total number of elected persons has exceeded the number of vacancy in positions to be elected, the matter shall be decided by drawing lots and the chairperson shall draw lots on behalf of those who are not in attendance. If a natural person is simultaneously elected as director and supervisor, he or she shall decide to act as director or supervisor. If a government agency or a corporate shareholder or its designated representative is simultaneously elected as director or supervisor, he or she or it shall decide to act as director or supervisor. If an elected director is found to have provided erroneous personal information or if his or her election is determined to be invalid under applicable laws, the vacant position shall be filled by the candidate with the next highest number of votes in the same election, and subsequently announced at the same shareholders’ meeting.

Article 4	When an election begins, the chairperson shall assign several ballot examiners and tellers to carry out their respective relevant tasks.

Article 5

When a candidate is a shareholder, the voter shall indicate in the “candidate” column of the ballot the candidate’s name on the shareholder account and shareholder account number. If the candidate is not a shareholder, the voter shall indicate the candidate’s name and identification number in the said column. If the candidate is a government agency or a corporate shareholder, the name of the government agency or corporate shareholder shall be provided in the “candidate” column on the ballot; the name of the government agency or corporate shareholder together with the name of their representatives may also be provided. In cases of several representatives, names of all the additional representatives shall be provided.

Article 6

A ballot shall be deemed null and void under any of the following conditions:

(1) It is not a ballot specified under the Rules.

(2) It is not placed in the ballot box or it is a blank ballot.

(3) It is illegible.

(4) The name provided on the ballot is not the name of the director listed as a candidate; name on the shareholder account or shareholder account number provided on the ballot is inconsistent with those shown in the shareholders’ roster if the candidate is a shareholder; the name or identification number provided on the ballot is verified to be incorrect if the candidate is not a shareholder.

(5) Ballot contain other written character in addition to the name on the shareholder account (name) or the shareholder account number (identification number) of the candidate and the assigned voting rights.

(6) The name on the shareholder account (name) or the shareholder account number (identification number) of the candidate is not provided.

(7) Two or more candidates are filled in on the same ballot.

Article 7	After all ballots are placed in the box, the ballot examiners will open the ballot box.
Article 8

In case of a questionable ballot, the ballot examiner shall verify and decide whether or not it shall be voided. Voided ballots shall be placed separately. After the vote counting is completed and the number of ballots is verified against the number of voting rights, all the voided ballots so determined shall be provided to the ballot examiner to be marked as voided and signed by the ballot examiner.

Article 9	During the vote counting, the teller will be supervised by the ballot examiner. The result of the election shall be announced by the chairperson on the spot.
Article 10	The Company will issue a certificate of election to each elected director and supervisor.
Article 11	The Rules and any amendments thereof shall take effect upon approval by the shareholders’ meeting.

■Attachment 9

ASE Industrial Holding Co., Ltd.

Procedures for Lending Funds to Other Parties

Article 1

Purposes and Legal Basis

In order to protect the rights of the shareholders and to meet the business needs, ASE Industrial Holding Co., Ltd. (the “Company”) has adopted the Procedures for Lending Funds to Other Parties (the “Procedures”) pursuant to the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies enacted by the Financial Supervisory Commission (the “FSC”). Matters not specified in the Procedures shall be governed by the applicable laws, rules, and regulations.

Article 2

The Parties to Whom the Company May Lend Funds

The Company shall not lend funds to any of its shareholders or any other persons provided that the Company may lend funds to the following parties (the “Borrower”):

(1)      Companies or firms that have business relationships with the Company.

(2)      Companies or firms that have a short-term financing need. The term “short-term” means one year or one operating cycle, whichever is longer.

The parties to whom the Company’s subsidiaries may lend funds shall comply with the preceding paragraph, provided, however, that for loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the proviso of Paragraph 2 of Article 5 hereof shall apply and subparagraph 2 of the preceding paragraph shall not apply.

Article 3

The Reason and Necessity to Lend Funds to Others

(1)      For lending funds to companies or firms that have business relationships with the Company, the limit specified in the Paragraph 1 of Article 4 hereof shall apply.

(2)      For lending funds to companies or firms that have a short-term financing need, it shall be limited to the following:

A.      The Company’s affiliates in need of short-term financing from the Company for operational needs.

B.      Others in need of short-term financing from the Company for strategic purpose and with the approval of the board of directors (the “Board”) of the Company.

Article 4

Limits on the Lending Amount

The limits on the lending amount of the Company are as follows:

(1)      Aggregate lending amount: it shall not exceed 50% of the Company’s net worth as stated in the latest financial statements of the Company; however, for companies or firms that have a short-term financing need, the aggregate lending amount shall not exceed 40% of the Company’s net worth as stated in the latest financial statements of the Company.

(2)      Lending amount for individual company or firm:

A.      For companies or firms that have business relationships with the Company: the lending amount to each company or firm shall not exceed 20% of the Company’s net worth as stated in the latest financial statements of the Company. In addition, for risk consideration, the lending amount shall not exceed the sum of the value of purchase plus disbursements for provision of service or the sum of the sales revenue plus service revenue.

B.       For companies or firms that have a short-term financing need: it shall not exceed 40% of the Company’s net worth as stated in the latest financial statements of the Company.

For loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the aggregate and individual lending amounts shall not respectively exceed 15% and 10% of the Company’s net worth as stated in the latest financial statements of the Company, whether due to lending funds for business relationships or short-term financing needs.

Article 5

The Term of Loan And Calculation of Interest

The term of loan and calculation of interest for the Company shall be applied as follows:

(1)      The term of each loan shall not exceed one year. However, for lending funds to companies or firms that have business relationships with the Company, the term of loan may be extended with the approvals of the Board under special circumstances, provided that the extension for each loan shall be no more than 6 months and no more than one time.

(2)      Interest on the loan may be calculated at floating interest rates or fixed interest rates and adjusted according to the Company’s cost of capital at all time. Interest rate adjustments will become effective after submitted by the Finance Division of the Company (the “Finance Division”) to and approved by the general manager or chief financial officer. Loan interest is calculated once every month.

The term of loan and calculation of interest for funds lending by a subsidiary shall comply with the preceding paragraph. However, for loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the term of each loan may not exceed five years. Under special circumstances, the term of loan may be extended with the prior approval of the Board, provided that the extension for each loan shall be no more than three years and no more than one time; the restrictions under subparagraph 1 of the preceding paragraph shall not apply.

In the event that the Company has established an audit committee in accordance with the Securities and Exchange Act (“SEA”), matters required to be approved by the Board in accordance with Paragraph 1 of this Article shall be first approved with the consent of one-half or more of all audit committee members and submitted to the Board for a resolution.

If such proposal is not approved with the consent of one-half or more of all audit committee members as required in the preceding paragraph, the proposal may be approved with the consent of two-thirds or more of all the directors, and the resolution of the audit committee shall be recorded in the Board meeting minutes.

The terms “all audit committee members” in Paragraph 3 and “all the directors” in the preceding paragraph shall be counted as the actual number of persons currently holding those positions.

Article 6	The Operational Procedures for Lending of Funds (1) When applying to the Company for a loan, the Borrower shall provide an application letter specifying the loan amount, term of loan, purpose for loan and provision of collaterals, together with its basic information, finance information and guarantee information, etc. to the Company.

(2)      The Finance Division shall carefully review and evaluate the Borrower. The items for evaluation shall include:

A.       Necessity and reasonableness of the lending.

B.       The appropriateness of the loan amount granted considering the Borrower’s financial condition.

C.       Whether the lending exceeds the limits on the aggregate lending amount.

D.       Impact on the Company’s operational risk, financial condition, and shareholders’ equity.

E.       The necessity to obtain collaterals and appraisal of collaterals.

F.       Enclosure of credit check and risk assessment records of the Borrower.

(3)      For lending funds to companies or firms that have business relationships with the Company, the Finance Division shall assess whether the lending amount is commensurate with the sum of the value of purchase plus disbursements for provision of service or the sum of the sales revenue plus service revenue. For lending funds to companies or firms that have a short-term financing need, reasons for loans shall be enumerated.

(4)      After credit investigation and evaluation by the Finance Division, if the Finance Division intends to refuse the lending because the credit rating of the Borrower is found not good enough or the lending purpose is improper, the Finance Division shall explain the reasons for denial, submit the same to general manager or chief financial officer for review and reply to the Borrower promptly.

(5)      After credit investigation and evaluation by the Finance Division, if the credit rating of the Borrower is evaluated as good and the lending purpose is proper, the Finance Division shall prepare the credit investigation report and opinion, draft the terms and conditions of the lending, and report the same to the general manager or chief financial officer, who shall submit the same to the Board for approvals before lending of funds.

(6)      The Borrower shall complete the “Drawdown Request” and apply with the Company to draw the loan facility after the facility amount is determined and approved by the Board. The Borrower shall provide a guaranteed note or other collaterals of the same value as guarantee. The Finance Division shall complete necessary procedures (e.g. mortgage, perfection) for the collaterals provided by the Borrower.

(7)      The Finance Division shall establish the “Record Book for Lending Funds to Others” that documents information such as name of the Borrower, lending amount, date approved by the Board, date the loan is drawn, and items that should be carefully evaluated as specified in the Procedures for reference.

(8)      In the event that the Company has established an audit committee in accordance with the SEA, matters required to be approved by the Board in accordance with Paragraph 5 of this Article shall be first approved with the consent of one-half or more of all audit committee members and submitted to the Board for a resolution.

(9)      If such proposal is not approved with the consent of one-half or more of all audit committee members as required in the preceding paragraph, the proposal may be approved with the consent of two-thirds or more of all the directors, and the resolution of the audit committee shall be recorded in the Board meeting minutes.

(10)   The terms “all audit committee members” in Paragraph 8 and “all the directors” in the preceding paragraph shall be counted as the actual number of persons currently holding those positions.

Article 7

Decision and Authorization Level

(1)      When the Company lends funds to others, the Finance Division shall assess the compliance with provisions of the Procedures, together with the evaluation results provided under Article 6 hereof, and submit the same to the general manager or chief financial officer for approval. The funds may be lent after the approval of the Board.

(2)      The lending between the Company and its parent company or subsidiaries or lending between the Company’s subsidiaries shall be submitted to the Board for approval pursuant to the preceding paragraph. After the Board’s approval, the Board may authorize the Chairman of the Board to lend to the same party in installments or as revolving loan within the specific amount and the period not exceeding one year as approved by the Board.

(3)      The term “specific amount” in the preceding paragraph means that the authorized amount for lending by the Company or the Company’s subsidiary to each company shall not exceed 10% of the net worth of the Company or such subsidiary as shown in the latest financial statements of the Company or of such subsidiary; however for loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the foregoing restrictions on the authorized amount for lending will not apply.

(4)      In the event that the Company has elected independent directors, when lending funds to others, the Company shall fully take into consideration each independent director’s opinions. The independent directors’ opinions specifically expressing assent or objection and the reasons for objection shall be included in the Board meeting minutes.

(5)      In the event that the Company has established an audit committee in accordance with the SEA, matters required to be approved by the Board in accordance with Paragraph 1 of this Article shall be first approved with the consent of one-half or more of all audit committee members and submitted to the Board for a resolution.

(6)      If such proposal is not approved with the consent of one-half or more of all audit committee members as required in the preceding paragraph, the proposal may be approved with the consent of two-thirds or more of all the directors, and the resolution of the audit committee shall be recorded in the Board meeting minutes.

(7)      The terms “all audit committee members” in Paragraph 5 and “all the directors” in the preceding paragraph shall be counted as the actual number of persons currently holding those positions.

(8)      The Company shall report the fund lending operation and related matters at the next year’s shareholders’ meeting.

Article 8

Changes of Circumstances

If, due to changes of circumstances, a Borrower no longer satisfies the criteria set forth herein or the outstanding principal balance exceeds the limits, the Company shall provide a corrective action plan and submit such corrective action plan to each supervisor. The Company shall also complete the rectification according to the timeframe set out in the plan.
Article 9

Follow-up Control Measures for Lent Funds and Non-Performing Loans

(1)      The Finance Division shall record the abovementioned funds lending in the subsidiary ledger and compile “Detailed Information on Funds Lending to Others” on a monthly basis.

(2)      After a loan has been drawn, the Company shall constantly monitor the finance, business and relevant credit status of the Borrower and the guarantor from time to time. If any collateral is provided, the Company shall monitor changes in the value of the collateral. The Finance Division shall notify the Borrower to repay the loan and accrued interest or to apply for extension two months prior to the maturity date.

(3)      When the Borrower repays the loan on or before the maturity date, guaranteed notes shall not be returned to the Borrower and mortgages shall not be released unless the Borrower has repaid the full amount of the principal together with accrued interest. The Finance Division shall record such repayment information in the “Record Book for Lending Funds to Others.”

(4)      If the Borrower fails to repay the loan and accrued interest or apply for extension when the loan is due, the Company shall take legal actions to preserve its rights pursuant to applicable laws after necessary notifications.

Article 10

Disclosure of Information

(1)      The Company shall announce to the public and report the previous month’s lending balance of the Company and its subsidiaries prior to the 10th day of each month.

(2)      If the lending balance of the Company reaches one of the following thresholds, the Company shall announce to the public and report such information within two days of occurrence of event:

A.      The lending balance of the Company and its subsidiaries reaches 20% or more of the Company’s net worth as stated in the latest financial statements of the Company.

B.      The lending balance of the Company and its subsidiaries to single company reaches 10% or more of the Company’s net worth as stated in the latest financial statements of the Company.

C.      The new lending amount of the Company or one of the Company’s subsidiaries reaches NT$10 million or more and 2% or more of the Company’s net worth as stated in the latest financial statements of the Company.

(3)     If the Company’s subsidiary shall announce to the public and report information in accordance with subparagraph 3 of the preceding paragraph and such subsidiary is not a public company in the Republic of China, the Company shall announce to the public and report the information on behalf of such subsidiary.

(4)     Occurrence of event referred to in Paragraph 2 of this Article means the date of signing a contract, the payment date, the date for a board of directors resolution, or a date that is appropriate to determine the trade counterparties and transaction amount, whichever is earlier.

(5)     The Company shall evaluate the lending status, set aside sufficient provisions for bad debts and adequately disclose the relevant information in its financial reports. The Company shall also provide certified public accountants with the relevant information for necessary audit procedures.
Article 11

Internal Audit

To enhance the control of the Company’s funds lending, internal audit unit shall audit the funds lending operating procedures and the implementation thereof at least once a quarter and issue written audit reports. Should there be any material non-compliance found, the internal audit unit shall immediately notify each supervisor in writing.

Article 12

The Procedures for Supervision and Control of Lending Funds to Others by the Company’s Subsidiaries

(1)      If the Company’s subsidiary intends to lend funds to others, such subsidiary shall stipulate a set of rules pursuant to the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies promulgated by the FSC and handle the funds lending in accordance with the rules so stipulated.

(2)      The total amount of loans provided by the subsidiary and the total amount of loans provided by the subsidiary for one single company shall not exceed 50% and 40% respectively of the subsidiary’s net worth as stated in the latest financial statements of the subsidiary, provided, however, that for loans between foreign companies in which the Company directly or indirectly holds 100% of the voting rights, the total and individual loan limits shall comply with Paragraph 2 of Article 4 hereof.

(3)      The subsidiary shall compile “Detailed Information on Funds Lending to Others” in the previous month and submit the same to the Company prior to the 10th day of each month.

(4)      Internal audit personnel of the subsidiary shall at least quarterly audit the subsidiary’s funds lending operating procedures and the implementation thereof and shall produce written reports accordingly. Should there be any material non-compliance found, the internal audit personnel of the subsidiary shall immediately notify each supervisor of the subsidiary and the internal audit unit of the Company in writing.

(5)      When auditing the subsidiaries in accordance with the annual audit plan, the internal audit unit of the Company shall also obtain a sufficient understanding of the subsidiary’s funds lending operating procedures and the implementation thereof. If the internal audit unit finds any non-compliance, the internal audit unit shall continue monitoring the subsidiary’s correction status and prepare a report on the improvement on the defects and submit the same to the general manager or chief financial officer.

Article 13

Penalty

Managers and in-charge personnel of the Company violating the Procedures shall be subject to disciplinary action taken according to the seriousness of the violation under the Company’s rules for personnel management regulations.

Article 14

Audit Committee

If the Company has established an audit committee in accordance with SEA, the provisions regarding supervisors set out in Articles 8 and 11 and Paragraph 2 of Article 15 hereof shall apply mutatis mutandis to the independent directors members on the audit committee of the Company.

Article 15

Implementation and Amendment

(1)      The Procedures shall be implemented after being approved by the promoters’ meeting held on February 12, 2018.

(2)      Any amendment of the Procedures shall be implemented after being approved by the Board and subsequently submitted to each supervisor and approved by the shareholders’ meeting. If any director objects to any amendment to the Procedures and such objection is recorded in the meeting minutes or a written statement, the Company shall submit such documents regarding the directors’ objection to each supervisor and the shareholders’ meeting for discussion.

(3)      In the event that the Company has elected independent directors, when submitting the Procedures to the Board for discussion in accordance with the preceding paragraph, the Company shall fully take into consideration each independent director’s opinions. The independent directors’ opinions specifically expressing assent or objection and the reasons for objection shall be included in the Board meeting minutes.

(4)      If the Company has established an audit committee in accordance with SEA, the amendment to the Procedures shall be approved with the consent of one-half or more of all audit committee members and then submitted to the Board for a resolution.

(5)      If such proposal is not approved with the consent of one-half or more of all audit committee members as required in the preceding paragraph, the proposal may be approved with the consent of two-thirds or more of all the directors, and the resolution of the audit committee shall be recorded in the Board meeting minutes.

(6)      The terms “all audit committee members” and “all the directors” in Paragraph 4 shall be counted as the actual number of persons currently holding those positions.

■Attachment 10

ASE Industrial Holding Co., Ltd.

Procedures for Making Endorsements and Guarantees

Article 1

Purposes and Legal Basis

In order to protect the rights of the shareholders and to meet the business needs, ASE Industrial Holding Co., Ltd. (the “Company”) has adopted the Procedures for Making Endorsements and Guarantees (the “Procedures”) pursuant to the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies enacted by the Financial Supervisory Commission (“FSC”). Matters not set forth in the Procedures shall be governed by the applicable laws, rules, and regulations.

Article 2

Scope of Endorsements and Guarantees

(1)    Endorsement and guarantee referred in the Procedures mean the following:

A.   Financing Endorsements/Guarantees:

a      Bill discount financing.

b      Endorsement or guarantee made to meet the financing needs of another company.

c      Issuance of a separate negotiable instrument to a non-financial entity as security to meet the financing needs of the Company.

B.   Customs duty endorsements/guarantees, means endorsements or guarantees for the Company or another company with respect to the customs duty matters.

C.   Other endorsements/guarantees, means endorsements or guarantees beyond the scope of the above two subparagraphs.

(2)   Any perfection of a pledge or mortgage created over the chattel or real property provided by the Company as security for the loans of another company shall also comply with the Procedures herein.

Article 3

To Whom The Company May Provide Endorsements/Guarantees

(1)   The Parties to whom the Company may provide endorsements/guarantees shall be limited to the following:

A.      A company who has business relationship with the Company.

B.       A company in which the Company directly or indirectly owns more than 50% of the voting shares.

C.       A company that directly or indirectly owns more than 50% of the Company’s voting shares.

(2)   Endorsements/guarantees may be made by and between companies in which the Company holds, directly or indirectly, 90% or more of the voting shares, with prior approval of the board of directors (the “Board”), provided that the amount of endorsements/guarantees may not exceed 10% of the net worth of the Company as stated in the latest financial statements of the Company. The foregoing restrictions under this paragraph shall not apply to endorsements/guarantees made by and between companies in which the Company holds, directly or indirectly, 100% of the voting shares.

(3)  Cases where all capital contributing shareholders make endorsements/guarantees for their jointly invested companies in proportion to their shareholding percentages shall not be subject to the restrictions under the preceding two paragraphs in making endorsements/guarantees.

(4)  Capital contributing referred to in the preceding paragraph shall mean capital contribution made directly by the Company, or through a subsidiary in which the Company holds 100% of the voting shares.

Article 4

Amount of Endorsements/Guarantees Provided by the Company

(1)  The total amount of endorsements/guarantees provided by the Company shall not exceed 150% of the Company’s net worth as stated in the latest financial statements of the Company.

(2)  The total amount of endorsements/guarantees provided by the Company for one single company shall not exceed 140% of the Company’s net worth as stated in the latest financial statements of the Company.

(3)  The total amount of endorsements/guarantees provided by the Company and its subsidiaries shall not exceed 150% of the Company’s net worth as stated in the latest financial statements of the Company.

(4)  The total amount of endorsements/guarantees provided by the Company and its subsidiaries for one single company shall not exceed 140% of the Company’s net worth as stated in the latest financial statements of the Company.

(5)  In addition to the restrictions set forth above, in the event the Company provides endorsements/guarantees because of business relationship with the Company, the amount of the endorsements/guarantees provided for such endorsement/ guarantee shall not exceed the total trading amount between the Company and such trading party. Such trading amount refers to income from products sold or services provided or cost incurred as a result of purchases of goods or services, whichever is higher, in the most recent one year.

Article 5

The Operational Procedures for Providing Endorsements/Guarantees

(1)  Where a company needs an endorsement/guarantee under the amount authorized herein, it shall report the loan amount, period, and nature of the endorsement/ guarantee to the Company. The finance division of the Company (the “Finance Division”) shall review the report and assess the risks, and then submit the results to the Board for approval before providing endorsements/guarantees.

(2)  The Finance Division shall carry out a credit check on the endorsed/guaranteed company and evaluate the risk. The items for evaluation shall include:

A.   Necessity and reasonableness of the endorsement or guarantee.

B.   Credit check and risk assessment on the endorsed or guaranteed company.

C.   Impact on the Company’s operational risk, financial condition, and shareholders’ equity.

D.   The necessity to obtain collaterals and appraisal of collaterals.

E.    For providing endorsements/guarantees because of business relationship, whether the amount of endorsements/guarantees is commensurate with the trading amount.

(3)  If the Finance Division considers it necessary based on the results of its risks assessment, the Company shall require collaterals for the endorsement/guarantee from the endorsed/guaranteed company and complete necessary procedures (e.g. mortgage, perfection) of the collaterals.

(4)  The Company shall establish the “Endorsement/Guarantee Record Book” Such book shall record in detail the information on the company for which the endorsement/guarantee is provided, the amount, the date that the Board or the chairman of the Board approved such endorsement/guarantee, the date that the endorsement/guarantee is made, and matters that shall be carefully assessed in accordance with this Article, and the conditions and date of release from liabilities on the endorsement/guarantee.

(5)   In the event where any endorsement/guarantee is provided by the Company or its subsidiaries to one of the Company’s subsidiaries whose net worth is less than 50% of its paid-in capital, the preceding four paragraphs shall apply and the finance divisions of the Company or its subsidiaries shall constantly monitor the financial status, business operations, and credit status of the endorsed/guaranteed subsidiary. Should there be any material risk event, a written report shall be immediately issued to the Board.

(6)   If the shares of the endorsed/guaranteed subsidiaries in the preceding paragraph do not have a par value or the par value is not NT$10, for the calculation of paid-in capital in the preceding paragraph, the sum of the share capital plus paid-in capital in excess of par shall be substituted.

(7)   In the event that the Company has established an audit committee in accordance with the Securities and Exchange Act (“SEA”), the matters required to be approved by the Board in accordance with Paragraph 1 of this Article shall be first approved with the consent of one-half or more of all audit committee members and submitted to the Board for a resolution.

(8)   If such proposal is not approved with the consent of one-half or more of all audit committee members as required in the preceding paragraph, the proposal may be approved with the consent of two-thirds or more of all the directors, and the resolution of the audit committee shall be recorded in the Board meeting minutes.

(9)   The terms “all audit committee members” in Paragraph 7 and “all the directors” in the preceding paragraph shall be counted as the actual number of persons currently holding those positions.

Article 6

The Authorization Level for Providing Endorsements/Guarantees

(1)   When the Company processes the provision of endorsements/guarantees, it shall submit the proposal, along with the results of risks assessment prescribed under Article 5 hereof, to the Board for approval. If necessary, the Board may authorize the chairman of the Board to approve the provision of endorsements/guarantees provided that the amount of such endorsements/guarantees provided by the Company shall not exceed 1% of the Company’s net worth as stated in the latest financial statements of the Company, and subsequently the chairman of the Board shall submit the endorsements/guarantees so approved to the Board for ratification and the handling process and relevant information shall be reported to the next year’s shareholders’ meeting for future reference.

(2)   In the event that the Company has elected independent directors, when providing endorsements/guarantees for others, the Company shall fully take into consideration each independent director’s opinions. The independent directors’ opinions specifically expressing assent or objection and the reasons for objection shall be included in the Board meeting minutes.

(3)   In the event that the Company has established an audit committee in accordance with the SEA, the matters required to be approved by the Board in accordance with Paragraph 1 of this Article shall be first approved with the consent of one-half or more of all audit committee members and submitted to the Board for a resolution.

(4)   If such proposal is not approved with the consent of one-half or more of all audit committee members as required in the preceding paragraph, the proposal may be approved with the consent of two-thirds or more of all the directors, and the resolution of the audit committee shall be recorded in the board meeting minutes.

(5)  The terms “all audit committee members” in Paragraph 3 and “all the directors” in the preceding paragraph shall be counted as the actual number of persons currently holding those positions.

Article 7

Excess of Endorsements/Guarantees Limits and Changes of Circumstances

(1)  Where it is necessary for the Company to provide endorsements/guarantees exceeding the limits set out in Article 4 hereof to satisfy its business needs, and where the conditions set out in the Procedures are complied with, the Company shall obtain approvals from the Board and half or more of the directors shall act as joint guarantors for any loss that may be caused to the Company by the excess endorsements/guarantees. The Company shall also amend the Procedures accordingly and submit the same to the shareholders’ meeting for ratification. If the shareholders’ meeting does not resolve to ratify, the Company shall adopt a plan to discharge the amount in excess within a given time limit. In the event that the Company has elected independent directors, during the discussion at the Board meeting, the Company shall take into full consideration the opinions of each independent director; independent directors’ opinions specifically expressing assent or objection and the reasons for objection shall be included in the Board meeting minutes.

(2)  If, due to changes of circumstances, the party to whom the Company provided endorsements/guarantees no longer satisfies the criteria set forth in Article 3 of the Procedures, or the amount of endorsements/guarantees exceeds the limits set forth in Article 4 of the Procedures due to change of basis on which the amount of limits are calculated, the Company shall provide a corrective action plan, and submit such corrective action plan to each supervisor, and complete the rectification according to the timeframe set out in the plan.

(3)  In the event that the Company has established an audit committee in accordance with the SEA, the matters required to be approved by the Board in accordance with Paragraph 1 of this Article shall be first approved with the consent of one-half or more of all audit committee members and submitted to the Board for a resolution.

(4)  If such proposal is not approved with the consent of one-half or more of all audit committee members as required in the preceding paragraph, the proposal may be approved with the consent of two-thirds or more of all the directors, and the resolution of the audit committee shall be recorded in the Board meeting minutes.

(5)  The terms “all audit committee members” in Paragraph 3 and “all the directors” in the preceding paragraph shall be counted as the actual number of persons currently holding those positions.

Article 8

Usage and Procedures for Custody of Seal

(1)  The Company shall use the company seal registered with the Ministry of Economic Affairs as the seal used for providing endorsements/guarantees. Such seal shall be kept by the staff appointed by the Board and used for endorsements/guarantees or issuance of bills in accordance with the Procedures for Custody of Seal adopted by the Company.

(2)  When providing endorsements/guarantees to a foreign company, the guarantee letter should be executed or signed by the person authorized by the Board.
Article 9

Disclosure of Information

(1)  The Company shall announce the previous month’s endorsements/guarantees balance of the Company and its subsidiaries prior to the 10th day of each month.

(2)  If the endorsements/guarantees balance of the Company reaches one of the following thresholds, the Company shall announce to the public and report such information within two days of occurrence of event:

A.  The endorsements/guarantees balance of the Company and its subsidiaries reaches 50% or more of the Company’s net worth as stated in the latest financial statements of the Company.

B.   The endorsements/guarantees balance of the Company and its subsidiaries for one single company reaches 20% or more of the Company’s net worth as stated in the latest financial statements of the Company.

C.   The endorsements/guarantees balance of the Company and its subsidiaries for one single company reaches NT$10 million or above and the aggregate amount of endorsements/guarantees balance to, investment of a long-term nature in, and balance of loans to such company reaches 30% or more of the Company’s net worth as stated in the latest financial statements of the Company.

D.   The increased endorsements/guarantees amount of the Company or its subsidiaries reaches NT$30 million or above and 5% or more of the Company’s net worth as stated in the latest financial statements of the Company.

(3)  If the Company’s subsidiary shall announce to the public and report information in accordance with Subparagraph 4 of Paragraph 2 of this Article and such subsidiary is not a public company in the Republic of China, the Company shall announce to the public and report the information on behalf of such subsidiary.

(4)  The Company shall quarterly evaluate or record the contingent loss for endorsements/guarantees, and shall adequately disclose the information on endorsements/guarantees in its financial reports and provide certified public accountants with relevant information for necessary audit procedures.

(5)  Occurrence of event referred to in Paragraph 2 of this Article means the date of signing a contract, the payment date, the date for a board of directors resolution, or a date that is appropriate to determine the trade counterparties and transaction amount, whichever is earlier.

Article 10

Internal Audit

Internal audit unit shall audit the Company’s endorsement/guarantee operating procedures and the implementation thereof at least once a quarter and issue written audit reports. Should there be any material non-compliance found, the internal audit staff shall immediately notify each supervisor in writing.

Article 11

The Procedures for Supervision and Control of Endorsements/Guarantees Provided by the Company’s Subsidiaries

(1)  If the Company’s subsidiary intends to provide endorsements/guarantees for others, the Company shall cause such subsidiary to stipulate a set of rules pursuant to the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies enacted by the FSC and handle the endorsements/guarantees in accordance with the rules so stipulated.

(2)  The total amount of endorsements/guarantees provided by the subsidiary and the total amount of endorsements/guarantees provided by the subsidiary for one single company shall not exceed 150% and 140% respectively of the subsidiary’s net worth as stated in the latest financial statements of the subsidiary.

(3)  The subsidiary shall compile detailed information on providing endorsements/ guarantees for others in the previous month and submit the same to the Company prior to the 10th day of each month.

(4)  Internal audit personnel of the subsidiary shall at least quarterly audit the subsidiary’s endorsements/guarantees operating procedures and the implementation thereof and shall produce written reports accordingly. Should there be any material non-compliance found, the internal audit personnel of the subsidiary shall immediately notify each supervisor of the subsidiary and the internal audit unit of the Company in writing.

(5)  When auditing the subsidiaries in accordance with the annual audit plan, the internal audit unit of the Company shall also obtain a sufficient understanding of the subsidiary’s endorsements/guarantees operating procedures and the implementation thereof. If the internal audit unit finds any non-compliance, the internal audit unit shall continue monitoring the subsidiary’s correction status and prepare a report on the improvement on the defects and submit the same to the general manager.

Article 12

Penalty

Managers and in-charge personnel of the Company violating the Procedures shall be subject to disciplinary action taken according to the seriousness of the violation under the Company’s rules for personnel management regulations.

Article 13

Audit Committee

If the Company has established an audit committee in accordance with SEA, the provisions regarding supervisors set out in Paragraph 2 of Article 7, Article 10 and Paragraph 2 of Article 14 hereof shall apply mutatis mutandis to the independent directors members on the audit committee of the Company.

Article 14

Implementation and Amendment

(1)  The Procedures shall be implemented after being approved by the promoters’ meeting held on February 12, 2018.

(2)  Any amendment of the Procedures shall be implemented after being approved by the Board and subsequently submitted to the supervisor and approved by the shareholders’ meeting. If any director objects to any amendment to the Procedures and such objection is recorded in the meeting minutes or a written statement, the Company shall submit such documents regarding the directors’ objection to each supervisor and the shareholders’ meeting for discussion.

(3)  In the event that the Company has elected independent directors, when submitting the Procedures to the Board for discussion in accordance with the preceding paragraph, the Company shall fully take into consideration each independent director’s opinions. The independent directors’ opinions specifically expressing assent or objection and the reasons for objection shall be included in the Board meeting minutes.

(4)   If the Company has established an audit committee in accordance with SEA, the amendment to the Procedures shall be approved with the consent of one-half or more of all audit committee members and then submitted to the Board for a resolution.

(5)  If such proposal is not approved with the consent of one-half or more of all audit committee members as required in the preceding paragraph, the proposal may be approved with the consent of two-thirds or more of all the directors, and the resolution of the audit committee shall be recorded in the Board meeting minutes.

(6)  The terms “all audit committee members” and “all the directors” in Paragraph 4 shall be counted as the actual number of persons currently holding those positions.

■Attachment 11

ASE Industrial Holding Co., Ltd.

Procedures for Acquisition or Disposal of Assets

Chapter 1 General Principles
Article 1

Purposes and Legal Basis

For the purposes of protecting assets and implementing information disclosure, the Procedures for Acquisition or Disposal of Assets (the “Procedures”) are established pursuant to Taiwan Regulations Governing the Acquisition and Disposal of Assets by Public Companies (the “Act”) enacted by Taiwan Financial Supervisory Commission (the “FSC”), and ASE Industrial Holding Co., Ltd. (the “Company”) shall follow the Procedures. Matters not specified in the Procedures shall be governed by the applicable laws and regulations.

Article 2

Scope of Assets

(1)      Securities: including stocks, government bonds, corporate bonds, financial bonds, securities representing interest in a fund, depositary receipts, call (put) warrants, beneficial interest securities and asset-backed securities.

(2)      Real property (including land, houses and buildings, investment property, and rights to use land) and equipment.

(3)       Memberships.

(4)      Intangible assets: including patents, copyrights, trademarks, franchise rights, and other intangible assets.

(5)      Claims of financial institutions (including accounts receivable, bills purchased and discounted, loans, and overdue receivable).

(6)      Derivatives.

(7)      Assets acquired or disposed of in connection with mergers, spin-offs, acquisitions, or transfer of shares in accordance with law.

(8)      Other major assets.

Article 3

Definitions

(1)     “Date of Occurrence” refers to the date of contract signing, date of payment, date of consignment trade, date of title transfer, date of resolutions of the board of directors, or any other date when the counterparty and transaction amount can be ascertained, whichever is earlier. However, for investment required to be approved by the competent authority, the Date of Occurrence will be any of the above-mentioned dates or the date on which the approval of the competent authority is received, whichever is earlier.

(2)     “Professional Appraiser” refers to a real property appraiser or any other person permitted by law to engage in the value appraisal of real property or equipment.

(3)     “Derivative” refers to contracts whose value is derived from assets, interest rates, foreign exchange rates, indexes or other interests (such as forward contracts, options, futures, leverage contracts, swaps and various combinations thereof). The term “forward contracts” does not include insurance contracts, performance contracts, after-sales service contracts, long-term lease contracts, or long-term purchase (sales) agreements.

(4)     “Assets Acquired or Disposed of through Mergers, Spin-offs, Acquisitions, or

Transfer of Shares in Accordance with Law” refers to assets acquired or disposed of through mergers, spin-offs, or acquisitions conducted under Taiwan Business Mergers and Acquisitions Act, Taiwan Financial Holding Company Act, Taiwan Financial Institution Merger Act and other applicable laws, or to transfer of shares from another company through issuance of new shares of its own as the consideration therefor (“Transfer of Shares”) under Paragraph 8 of Article 156 of Taiwan Company Act.

(5)     “Related Party” and “Subsidiary” are as defined in Taiwan Regulations Governing the Preparation of Financial Reports by Securities Issuers.

(6)     “Investment in Mainland China” refers to investments in Mainland China engaged pursuant to Taiwan Regulations Governing Permission for Investment or Technical Cooperation in the Mainland China Area enacted by Taiwan Investment Commission, Ministry of Economic Affairs.

(7)     “within one year” herein refers to the year preceding the Date of Occurrence of the relevant transaction. Transactions that have been previously published in accordance with applicable requirements may be excluded.

(8)     “Latest Financial Statements” used herein refers to the financial statements audited or reviewed by a certified public accountant (“CPA”) that have been published pursuant to applicable laws prior to the acquisition or disposal of assets.

Article 4

Scope and Amount of Investment

In addition to acquisition of assets for operating purpose, the Company and its Subsidiaries may invest in real property and securities for non-operating purpose, of which the limits on the amount are as follows:

(1)     The total amount invested in real property for non-operating purpose by the relevant company shall not exceed 15% of such company’s net worth shown in the Latest Financial Statements.

(2)     The total amount invested in securities by the relevant company shall not exceed 300% of such company’s net worth shown in its Latest Financial Statements.

(3)     The maximum amount invested in one single security by the relevant company shall not exceed 120% of such company’s net worth shown in its Latest Financial Statements.

The restrictions set forth in Subparagraphs 2 and 3 of the preceding Paragraph shall not apply in the event that the Company and its Subsidiaries reorganize the group structure.

Article 5

The Professional Appraiser and its appraisal personnel, CPAs, attorneys, and securities underwriters that provide the Company with appraisal reports or opinions shall not be a Related Party of any party to the transaction.

Article 6

The Company’s acquisition or disposal of assets should obtain the board of directors (the “Board”) approval in accordance with the Procedures or applicable laws, and, if any director raises an objection to any matter and such objection is recorded in the meeting minutes or a written statement, the Company shall submit the documents regarding the director’s objection to each supervisor.

In the event that the Company has elected independent directors in accordance with Taiwan Securities and Exchange Act (“SEA”), and the Company submits the relevant matter to the Board for discussion pursuant to the preceding Paragraph, the

Board shall fully take into consideration each independent director’s opinions. If any independent director objects to or expresses reservations about any matter, it shall be recorded in the board meeting minutes.

In the event that the Company has established an audit committee in accordance with SEA, material asset transactions or Derivative transactions shall be approved with the consent of one-half or more of all audit committee members and then submitted to the Board for a resolution.

If such proposal is not approved with the consent of one-half or more of all audit committee members as required in the preceding Paragraph, the proposal may be approved with the consent of two-thirds or more of all the directors, and the resolution of the audit committee shall be recorded in the board meeting minutes.

The terms “all audit committee members” used in Paragraph 3 and “all the directors” used in the preceding Paragraph shall be counted as the actual number of persons currently holding those positions.

Chapter 2 Acquisition or Disposal of Assets
Article 7

Procedures for Acquisition or Disposal of Securities

(1)      Operating Procedures

A.   Acquisition or disposal of long-term and short-term investment in Securities by the Company shall follow the investment cycle under the Company’s internal control system.

B.    Authorized Amount and Authority Levels

a     Except for acquisition or disposal of short-term investment in Securities involving financing (such as bonds under repurchase and resale agreement or subscription or redemption of money market funds issued by domestic securities investment trust enterprises) that shall be handled by the divisions responsible for implementation in accordance with the internal authority levels of the Company; acquisition or disposal of long-term or short-term investment in Securities within the amount of NT$300 million may be delegated to the chairman of the Board (“Chairman”) for decision and be subsequently submitted to and ratified at the next Board meeting; acquisition or disposal of long-term or short-term investment in Securities exceeding NT$300 million shall be submitted to and approved by the Board in advance.

b     Investment in Mainland China shall be approved by the shareholders’ meeting or delegated to the Board that has been authorized by the shareholders’ meeting for execution of such resolution and submitted to Taiwan Investment Commission, Ministry of Economic Affairs for prior approval.

c     Acquisition or disposal of assets that are required by Taiwan Company Act or other applicable laws and regulations to be resolved or recognized or reported to the shareholders’ meeting shall be completed accordingly.

C.    Division Responsible for Implementation

The division responsible for implementation of acquisition or disposal of long-term or short-term investment in Securities in the Company is the Finance Division.

(2)      Appraisal Procedures

A.     In the case of acquiring or disposing of Securities, the Company shall, prior to the Date of Occurrence, obtain the Latest Financial Statements audited or reviewed by a CPA or other relevant documents of the target company for the division responsible for implementation to conduct the benefit analysis and assess the potential investment risks.

B.      Pricing Methods and References

a       For acquisition or disposal of Securities traded on the centralized stock exchange market or over-the-counter market, the price shall be the then-current share or bond price.

b       For acquisition or disposal of Securities not traded on the centralized stock exchange market or over-the-counter market, the price shall be determined after taking into account factors such as the net worth per share, profitability, growth potential, market interest rate, bond coupon rate, and debtor’s credit rating as well as the most recent transaction price.

(3)   In the event that the transaction amount of Securities to be acquired or disposed of by the Company reaches 20% or more of the Company’s paid-in capital or NT$300 million or more, the Company shall engage a CPA prior to the Date of Occurrence to provide an opinion regarding the reasonableness of the transaction price. If the CPA needs to use the report of an expert as evidence, the CPA shall do so in accordance with the provisions of the Statement of Auditing Standards No. 20 published by the Accounting Research and Development Foundation of the Republic of China (the “ARDF”). However, these requirements are not applicable if such securities have a public price in an active market or if the FSC requires otherwise.

Article 8

Procedures for Acquisition or Disposal of Real Property or Equipment

(1)      Operating Procedures

A.     Acquisition or disposal of Real Property or equipment by the Company shall follow the fixed assets cycle under the Company’s internal control system.

B.      Authorized Amount and Authority Levels

a       Acquisition or disposal of Real Property or equipment shall be handled and submitted for approval according to the Company’s internal authority levels.

b       If the Board’s approval is required pursuant to the Company’s internal authority levels, to meet business needs or for time efficiency, any contract with a transaction amount not exceeding 1% of the Company’s net worth shown in its Latest Financial Statements may be entered into with the approval of the Chairman and be subsequently submitted to and ratified at the next Board meeting.

c       Acquisition or disposal of assets that is required by Taiwan Company Act or other applicable laws and regulations to be resolved or recognized or reported to the shareholders’ meeting shall be completed accordingly.

C.       Division Responsible for Implementation

The division responsible for implementation of acquisition or disposal of real property and equipment in the Company is the User Department and related authorized divisions.

(2)      Appraisal Procedures

A.      For acquisition or disposal of Real Property or equipment of the Company, the division responsible for implementation shall prepare a capital expenditure plan in advance and perform a feasibility analysis on the purpose and anticipated benefits of such acquisition or disposal.

B.      Pricing Methods and References

a        Acquisition or disposal of Real Property shall be based on the publicly announced current value, appraised value and actual sale prices of neighboring property to determine the transaction terms and the transaction price.

b        Acquisition or disposal of equipment shall be conducted by way of price inquiry, price competition, price negotiation or bidding.

(3)       When the amount of acquiring or disposing of Real Property or equipment is up to certain amounts, the Company shall obtain an appraisal report prior to the Date of Occurrence from a Professional Appraiser.

In acquisition or disposal of Real Property or equipment where the transaction amount reaches 20% of the Company’s paid-in capital or NT$300 million or more, unless otherwise transacting with a government agency, engaging others to build on the land owned or rented by the Company, or acquiring or disposing of equipment for operating purpose, the Company shall obtain an appraisal report prior to the Date of Occurrence from a Professional Appraiser and shall further comply with the following provisions:

A.       In the event that it is necessary to set a price limit or a specific price or a special price as a reference basis for the transaction price due to special circumstances, the transaction shall be submitted to the Board for approval in advance. The above procedures should also be followed in case the transaction terms are changed subsequently.

B.       In the event that the transaction amount is over NT$1 billion, the Company shall obtain appraisals from at least two Professional Appraisers.

C.       In any of the following circumstances applies with respect to the Professional Appraiser’s appraisal results, unless all the appraisal results for the assets to be acquired are higher than the transaction amount, or all the appraisal results for the assets to be disposed of are lower than the transaction amount, the Company shall engage a CPA to render a specific opinion regarding the reason for the discrepancy and the reasonableness of the transaction price in accordance with the provisions of Statement of Auditing Standards No. 20 published by the ARDF:

a       The discrepancy between the appraisal result and the transaction amount is 20% or more of the transaction amount.

b       The discrepancy between the appraisal results of two or more Professional Appraisers is 10% or more of the transaction amount.

(4)      No more than three months may elapse between the date of the appraisal report issued by a Professional Appraiser and the contract execution date; provided, where the publicly announced current value for the same period is used and not more than six months have elapsed, an opinion may still be issued by the original Professional Appraiser.

Article 9

Procedures for Acquisition or Disposal of Memberships or Intangible Assets

(1)      Appraisal and Operating Procedures

A.       Acquisition or disposal of memberships or intangible assets by the Company shall follow the investment cycle under the Company’s internal control system.

B.       Transaction Terms and Price, Authorized Amount, and Authority Level

a         For acquisition or disposal of memberships, the transaction terms and the transaction price shall be determined based on the fair market value, an analysis report shall be prepared, and approval shall be obtained according to the Company’s internal authority levels.

b        For acquisition or disposal of intangible assets, the transaction terms and the transaction price shall be determined based on expert opinions or fair market value, an analysis report shall be prepared, and approvals shall be obtained according to the Table of Delegated Authority of the Company.

C.       Division Responsible for Implementation

When the Company acquires or disposes of memberships or intangible assets, the User Department and related authorized divisions shall be responsible for implementation after the Company obtains the approval in accordance with the authority levels referred to in the preceding Paragraph.

(2)     When the amount of acquiring or disposing of memberships or intangible assets is up to certain amounts, the Company shall engage a CPA to render an opinion

Where the Company acquires or disposes of memberships or intangible assets and the transaction amount reaches 20% of paid-in capital or NT$300 million or more, unless otherwise transacting with a government agency, the Company shall engage a CPA prior to the Date of Occurrence to render an opinion on the reasonableness of the transaction price. The CPA shall comply with the provisions of Statement of Auditing Standards No. 20 published by the ARDF.

Article 9-1

“The transaction amounts” referred to in the preceding three Articles shall be calculated in accordance with Paragraph 2 of Article 31 herein, and “within one year” refers to the year preceding the Date of Occurrence of the relevant transaction. The portion of the transactions amount for which an appraisal report from a Professional Appraiser or a CPA’s opinion has been obtained may be excluded.

Article 10	Where the Company acquires or disposes of assets through court auction procedures, the appraisal report or CPA’s opinion can be replaced by documents issued by the courts.
Article 11

Procedures for Acquisition or Disposal of Claims of Financial Institutions

In general, the Company shall not acquire or dispose of claims of financial institutions. If the Company proposes to engage in acquisition or disposal of claims of financial institutions, the Company shall obtain prior approval of the Board and then establish the relevant appraisal and operating procedures.

Chapter 3 Transactions with Related Parties
Article 12

When the Company engages in any acquisition or disposal of assets from or to a Related Party, in addition to obtaining the required resolutions and to assessing the reasonableness of the transaction terms and conditions in accordance with provisions of the preceding Chapter and this Chapter, if the transaction amount reaches 10% or more of the Company’s total assets, the Company shall also obtain an appraisal report from a Professional Appraiser or a CPA’s opinion in accordance with the preceding Chapter.

“The calculation of the transaction amount” referred to in the preceding Paragraph shall be made in accordance with Article 9-1 herein.

When determining whether the counterparty is a Related Party, in addition to legal formalities, the substance of the relationship shall also be considered.

Article 13

Operating Procedures for Transactions with Related Parties

When the Company intends to acquire or dispose of real property from or to a Related Party, or when the Company intends to acquire or dispose of assets other than real property from or to a Related Party and the transaction amount reaches 20% or more of the Company’s paid-in capital, 10% or more of the Company’s total assets, or NT$300 million or more, except in selling or purchasing government bonds or bonds under repurchase and resale agreement, or subscription or repurchase of money market funds issued by domestic securities investment trust enterprises, the Company shall not enter into any transaction contract or make any payment unless the following documents have been submitted by the division responsible for implementation to the Board for approval and recognized by the supervisors:

(1)      The purpose, necessity and anticipated benefit of the acquisition or disposal of assets.

(2)      The reason for choosing the Related Party as the counterparty.

(3)      With respect to acquisition of real property from a Related Party, documents for assessing the reasonableness of the proposed terms and conditions in accordance with Articles 14 and 15 hereof.

(4)      The date and price at which the Related Party originally acquired the assets, the original counterparty, and that counterparty’s relationship to the Company and the Related Party.

(5)      Monthly cash flow forecasts for one year commencing from the anticipated month of executing the contract, and evaluation of the necessity of the transaction, and reasonableness of the use of funds.

(6)      An appraisal report from a Professional Appraiser or a CPA’s opinion obtained in accordance with the preceding Article.

(7)      Restrictive covenants and other material stipulations associated with the transaction.

The calculation of the transaction amounts referred to in the preceding Paragraph shall be made in accordance with Subparagraph 2 of Article 31 herein, and “within one year” refers to the year preceding the Date of Occurrence of the relevant transaction. The portion of the transactions amount that have been approved by the Board and recognized by the supervisors may be excluded.

With respect to the acquisition or disposal of equipment for operating purpose between the Company and its parent company or Subsidiary, if the transaction amount does not exceed 1% of the Company’s net worth shown in its Latest Financial Statements, such transaction may be delegated to the Chairman for decision and be subsequently submitted to and ratified at the next Board meeting.

In the case that the Company has elected independent director in accordance with SEA, when a matter is submitted for discussion by the Board pursuant to Paragraph 1 and Paragraph 3 of this Article, the Board shall fully take into consideration each independent director’s opinions. If an independent director objects to or expresses reservations about any matter, it shall be recorded in the board meeting minutes.

In the event that the Company has established an audit committee in accordance with the SEA, matters required to be recognized by the supervisors in accordance with Paragraph 1 of this Article shall be first approved with the consent of one-half or more of all audit committee members and then submitted to the Board for a resolution.

If such proposal is not approved with the consent of one-half or more of all audit committee members as required in the preceding Paragraph, the proposal may be approved with the consent of two-thirds or more of all the directors, and the resolution of the audit committee shall be recorded in the board meeting minutes.

The terms “all audit committee members” in Paragraph 5 and “all the directors” in the preceding Paragraph shall be counted as the actual number of persons currently holding those positions.

Article 14

Appraisal Procedures for Acquisition of Real Property from Related Parties

(1)     Where the Company acquires real property from a Related Party, the Company shall evaluate the reasonableness of the transaction costs by the following means:

A.      Based upon the Related Party’s transaction price plus necessary interest on funding and the costs to be borne by the buyer in accordance with applicable laws. “Necessary interest on funding” is imputed as the weighted average interest rate on borrowing in the year the Company purchases the property; provided, it may not be higher than the highest lending rate for the non-financial industry published by Taiwan Ministry of Finance.

B.      Total loan value appraisal from a financial institution where the Related Party has previously created a mortgage on the property as security for a loan; provided, the actual cumulative amount loaned by the financial institution shall have been 70% or more of the financial institution’s appraised loan value of the property and the period of the loan shall have been one year or more. However, this shall not apply where the financial institution is a Related Party to or of one of the transaction parties.

(2)     Where land and structures thereupon are combined as a single property purchased in one transaction, the transaction costs for the land and the structures may be separately appraised in accordance with either of the means listed in the preceding Subparagraph.

(3)     Where the Company acquires real property from a Related Party and appraises the cost of the real property in accordance with the two preceding Subparagraphs, the Company shall also engage a CPA to check the appraisal and render a specific opinion.

(4)     Where the Company acquires real property from a Related Party and any of the following circumstances exists, the acquisition shall be conducted in accordance with Article 13 hereof and the preceding three Subparagraphs shall not apply:

A.      The Related Party acquires the real property through inheritance or gifts.

B.       More than five years have elapsed from the date that the Related Party signed the contract to acquire the real property to the signing date for the current transaction.

C.       The real property is acquired through signing of a joint development contract with the Related Party, or through engaging a Related Party to build real property, either on the Company’s own land or on rented land.

Article 15

Required Procedures When Transaction Cost Is Lower Than Transaction Price

(1)      When the results of the Company’s appraisal conducted in accordance with Subparagraphs 1 and 2 of the preceding Article are both lower than the transaction price, the matter shall be handled in accordance with Subparagraphs 2, 3 and 4 of the preceding Article. However, such restriction shall not apply if any of the following circumstances exists, objective evidence has been submitted, and specific opinions on reasonableness of the transaction have been respectively provided by the professional real property appraiser and the CPA:

A.      Where the Related Party acquires undeveloped land or leases land for development, it may submit proof of compliance with one of the following conditions:

a        The undeveloped land is appraised in accordance with the manners in the preceding Article, and the buildings have been valued based on the Related Party’s construction costs plus reasonable construction profits, and the combination thereof exceeds the actual transaction price. The “reasonable construction profit” shall be the average gross operating profit margin of the Related Party’s construction division for the most recent three years or the gross profit margin for the construction industry for the most recent period published by Taiwan Ministry of Finance, whichever is lower.

b        Completed transactions by unrelated parties within one year involving other floors of the same property or property in an adjacent area, where the area and transaction terms and conditions are similar after considering reasonable price discrepancies in floor or area in accordance with standard property market practices.

c        Completed leasing transactions by unrelated parties for other floors of the same property within one year, where the transaction terms and conditions are similar after considering reasonable price discrepancies among floors in accordance with standard property leasing market practices.

B.       For real property acquired from a Related Party, the Company provides evidence to prove that the terms and conditions of the transaction are similar to those completed in an adjacent area of a similar size by unrelated parties within one year.

“Completed transactions for property in an adjacent area” referred to in this Subparagraph in principle refers to property on the same or an adjacent block and within a distance of no more than 500 meters or property close in publicly announced current value; “similar in area” in principle refers to transactions completed by unrelated parties for properties with a land area of no less than 50% of the property in the proposed transaction; “within one year” refers to the year preceding the Date of Occurrence of the acquisition of the real property.

(2)      Where the Company acquires real property from a Related Party and the results of appraisals conducted in accordance with Article 14 and Subparagraph 1 of this Article are both lower than the transaction price, the following steps shall be taken:

A.      A special reserve shall be set aside in accordance with Paragraph 1 of Article 41 of SEA against the difference between the real property transaction price and the appraised cost, and may not be distributed or used for capital increase or issuance of bonus shares. If the Company’s investor is a public company that uses the equity method to account for its investment in the Company, a special reserve shall be also set aside pro rata in a proportion consistent with such investor’s shareholding in the Company in accordance with Paragraph 1 of Article 41 of SEA.

B.       Supervisors shall handle the relevant matters in accordance with Article 218 of Taiwan Company Act.

C.       Actions taken pursuant to Subparagraphs 1 and 2 of this Article shall be reported to the shareholders’ meeting, and the details of the transaction shall be disclosed in the annual report and the prospectus.

(3)       In the event that the Company has set aside a special reserve under the preceding Subparagraph, the Company may not utilize such special reserve unless it has recognized a loss on decline in market value of the real property it purchased at a premium or such real property has been disposed of, or adequate compensation has been made, or the status quo ante has been restored, or there is other evidence confirming that there was nothing unreasonable about the transaction, and the FSC has given its consent.

(4)       When the Company obtains real property from a Related Party, it shall also comply with the preceding two Subparagraphs if there is other evidence indicating that the acquisition was not an arm’s length transaction.

Chapter 4 Derivative Transactions
Article 16

Types of Derivatives that May Be Traded

The types of Derivatives transactions that may be engaged by the Company include all the Derivatives defined in Subparagraph 3 of Article 3 of the Procedures. Transactions of other products shall be submitted to the Board for approval before proceeding.

Article 17

Operating Strategy for Hedging

(1)      The Company’s operating strategy for hedging through Derivative transactions is mainly to ensure the sound and safe operation of the Company. Accordingly, the Board shall implement the supervision and management in accordance with the authority enumerated in Subparagraph 1 of Article 19 to reduce unnecessary risks.

(2)      The Company shall classify the Derivative transactions as “hedging” or “non-hedging” by the transaction purposes. Unless different position limits are otherwise applicable in accordance with Article 18 hereof, the selection of the transaction products for hedging purposes shall mainly be for hedging foreign-exchange risk relating to income, expenses, assets or liabilities associated with the business operations of the Company, and the currency held shall meet the foreign currency needs of the Company for actual foreign exchange income and expenses and the assets and liabilities which have been recognized or to be recognized in the financial statements.
Article 18

Total Amount of Derivative Contracts and Maximum Loss Limit

(1)       The restrictions on the total amount of the Derivative contracts are as below:

A.       The total amount for contracts for hedging purpose:

a         Transactions to manage foreign exchange risk: the total contract amount shall not exceed the total amount of foreign exchange income and expenses and the assets and liabilities which have been recognized or to be recognized in the financial statements generated in the then current year.

b         Transactions to manage interest rate risk: the total contract amount shall not exceed the total amount of total liabilities.

c         Transactions to manage currency rate risk and interest rate risk associated with specific projects: the total contract amount shall not exceed the total amount of the budget of such specific projects.

B.       The total amount for contracts for non-hedging purpose:

The cumulative total balance shall not exceed 20% of net worth shown in the Latest Financial Statements of the Company.

(2)       The maximum loss limits on all and individual contracts are as follows:

A.       The realized and unrealized losses generated by all the Derivative contracts executed by the Company shall not exceed 20% of the net worth shown in the Company’s Latest Financial Statements, except for the transactions to manage currency rate risk and interest rate risk associated with specific projects.

B.       The realized and unrealized losses generated by individual contracts for hedging purpose shall not exceed 30% of the value of such contract or 5% of the net worth shown in the Company’s Latest Financial Statements.

C.       The realized and unrealized losses generated by the individual contracts for non-hedging purpose shall not exceed 30% of the value of such contract or 5% of the net worth shown in the Company’s Latest Financial Statements.

D.       The realized and unrealized losses generated by the transactions to manage currency rate risk and interest rate risk associated with specific projects shall not exceed the maximum loss limit approved by the Board.

Article 19

Delegation of Authority

(1)       The authority and responsibility of the Board are:

A.       To approve the maximum amount in contracts of Derivative transactions by the department in charge.

B.       To designate senior officers to monitor and control the risks associated with Derivative transactions at all times.

C.       To periodically evaluate whether the performance of Derivative transactions is in line with existing operational strategy and whether the associated risk is within the Company’s permitted scope of tolerance.

D.       To convene the Board meeting periodically or when necessary (if it is about to reach the loss limit in Article 18 hereof); the authorized senior officers shall report the performance of the Derivative transactions to the Board. In the event that the performance is not in line with the operational strategy, or the risks can no longer be tolerated by the Company or are higher than originally expected, the Board may resolve to terminate relevant transaction contracts.

(2)      The authority and responsibility of senior officers authorized by the Board are:

A.       To periodically evaluate whether the risk management measures currently used are appropriate and whether they are implemented in accordance with applicable laws and regulations and this Chapter.

B.       To monitor the transactions and the gains and losses thereof, and, upon detecting any irregularities, adopt necessary response measures and immediately report to the Board. If the Company has elected independent directors, independent director(s) shall attend the Board meeting and express their opinions.

(3)      The authority and responsibility of the head of department in charge are:

A.       To manage the making of report forms and the control of the authorized amount of the Company determined by the Board.

B.       To stipulate the risk evaluation model and performance evaluation model.

C.       To approve the appointment and removal of the dealers and determine the authorized amount of the dealers.

(4)      The authority and responsibility of dealers in department in charge are:

A.       To stipulate the transaction strategy within the authorized scope and directly conduct transactions with the counterparty.

B.       To promptly provide the transaction receipts and certificates.

(5)      The authority and responsibility of settlement staff are:

A.       To review the transaction receipts and reports.

B.       To proceed with the clearance and settlement operations regarding the transactions.

Article 20

The head of department in charge shall stipulate the total transaction amount of Derivative transactions based on the categories of products and submit the same to the Board for approval. In the event of significant change in market conditions or for other needs, the head of department in charge may adjust the total authorized amount after the approval of the Board.

Article 21	The Company shall report to the next upcoming board meeting if the Company authorizes the relevant personnel to handle Derivative transactions in accordance with this Chapter.
Article 22

Essentials of Performance Evaluation

(1)      The department in charge shall weekly conduct the sensitivity analysis of the positions held and compile forms and submit the same to the senior officers authorized by the Board.

(2)      The department in charge shall proceed with prompt performance evaluation in accordance with the following methods, and report to the senior officers authorized by the Board periodically or when necessary:

A.      Proceed with the performance evaluation based on the transaction purposes, product types and the general transaction conditions of the Company simultaneously.

B.       Evaluate, based on the market prices on a daily basis, the transactions conducted through the centralized stock exchange market or transactions not conducted through the centralized stock exchange market but usually have market prices for sale of the relevant Derivatives.

C.       Evaluate, based on market prices or theoretical prices at least twice a month, the transactions that do not usually have market prices.

(3)       Finance Division shall compile the transaction details, and assess notional amount of transaction positions, realized and unrealized profits and losses based on the transaction receipts and reports submitted by the department in charge on a monthly basis, and compile forms and submit the same to the senior officers authorized by the Board.

(4)       Finance Division shall establish “derivative transaction log books” to record the type and amount of Derivatives transactions, the date of the Board approval and items required to be evaluated cautiously in accordance with Subparagraph 1 of Article 24, Item 3 of Subparagraph 1 and Item 1 of Subparagraph 2 of Article 19 for reference.

Article 23

Risk Management Measures

The risk management scope and risk management measures required to be implemented when the Company engages in Derivative transactions are as below:

(1)      Credit risk management: the counterparty to the transaction shall be basically limited to financial institutions and futures brokers that have a good reputation and business relationship with the Company and are able to provide professional information.

(2)      Market price risk management: the positions shall strictly follow the stop-loss points as potential loss caused by future market price fluctuation of the Derivatives would be unpredictable.

(3)      Liquidity risk management: to ensure the liquidity of transaction products, the Company shall mainly choose financial products with higher liquidity (i.e. can be matched in the market at any time). The financial institutions engaged for transactions shall have sufficient infrastructure, information and ability to execute the transactions in any market.

(4)      Cash flow risk management: to ensure the working capital turnover stability, the Company may only use equity funds for Derivatives transactions and the amount available for such transactions shall take into account the funding needs according to the cash flow forecast for the coming three months.

(5)       Operational risk management

A.      The Company shall adhere to the authorized amount and operational process and adopt internal audit procedures to avoid operational risks.

B.       The personnel handling Derivative transactions shall not concurrently serve as the personnel handling confirmation and settlement, and vice versa.

C.       The personnel performing risk assessment, supervision and control shall serve in different departments from those of the personnel abovementioned, and shall report to the Board or senior officers who are not responsible for decision-making for transactions or positions.

(6)      Legal risk management

A.      Any contract documents signed with financial institutions shall be made in international standardized documents as much as possible to avoid legal risks.

B.       Non-standardized documents signed with financial institutions shall be officially signed only after being reviewed by specialists in foreign exchange and in-house legal counsel or outside legal counsel.

(7)      Product risk management: the personnel handling transactions shall possess complete and accurate professional knowledge about the Derivatives in transactions, and require the financial institutions to fully disclose the risks associated with the products to avoid losses caused by misusing the Derivatives.

Article 24

Periodical Evaluation Methods and Abnormal Situation Management

(1)      Derivatives trading positions held shall be evaluated by the Finance Division at least once per week, provided that the transactions for hedging purpose due to business needs shall be evaluated at least twice a month. The evaluation report shall be submitted to the senior officers authorized by the Board.

(2)      The authorized senior officers shall promptly report to the Board upon discovering that the loss amount nearly reaches the threshold stated in Subparagraph 2 of Article 18 hereof, and submit a proposal to terminate the relevant contracts to the Board for resolution.

Article 25

Internal Audit Procedures

(1)      The Company’s internal audit personnel shall periodically evaluate the suitability of internal controls of the Derivatives and conduct a monthly audit on how the department in charge complies with the procedures for engaging in Derivative transactions, and prepare an audit report. If any material violation is discovered, the internal audit personnel shall promptly report to the Chairman and the senior officers designated by the Board and notify each supervisor in writing.

(2)      The Company’s internal audit personnel shall include the Derivative transactions in the auditing plans, report the enforcement condition of the annual auditing plan in the previous year to the FSC by the end of February in the following year, and submit the improvement on abnormal events to the FSC for reference by the end of May in the following year at the latest.

Chapter 5 Merger, Spin-Off, Acquisition and Transfer of Shares
Article 26

Evaluation and Operating Procedures

(1)     When participating in a merger, spin-off, acquisition or transfer of shares, it is advisable for the Company to engage an attorney, a CPA and an underwriter to jointly produce a tentative timetable for legal procedures, and a task force shall be organized to implement the actions in accordance with such procedures. Prior to convening the Board meeting to resolve the relevant matters, the Company shall engage a CPA, an attorney, or a securities underwriter to give an opinion on the reasonableness of the share exchange ratio, acquisition price, or distribution of cash or other property to shareholders, and submit the same to the Board for discussion and approval. However, the requirement of obtaining an aforesaid opinion on reasonableness issued by an expert may be exempted in the case of a merger by the Company of a subsidiary in which it directly or indirectly holds 100% of the issued shares or authorized capital, and in the case of a merger between subsidiaries in which the Company directly or indirectly holds 100% of the respective subsidiaries’ issued shares or authorized capital.

(2)      When participating in a merger, spin-off or acquisition, the Company shall prepare a report to the shareholders that contain material contractual terms and conditions and matters relevant to the merger, spin-off or acquisition prior to the shareholders’ meeting and deliver to shareholders such report together with shareholders’ meeting notice and the expert opinion referred to in the preceding Subparagraph for shareholders’ reference. However, the above requirement shall not apply if the merger, spin-off or acquisition is exempted by law from obtaining the shareholders’ approval.

(3)      Where the shareholders’ meeting of any one of the companies participating in a merger, spin-off or acquisition fails to convene or pass a resolution due to lack of a quorum, insufficient votes, or other legal restrictions, or the proposal is rejected by the shareholders’ meeting, the Company shall immediately explain to the public the reason, the follow-up measures and the preliminarily scheduled date of the next shareholders’ meeting.

(4)      When participating in a merger, spin-off or acquisition, the Company, as well as the participating companies, shall convene the Board meeting and the shareholders’ meeting on the same date(s) to resolve matters relevant to the merger, spin-off or acquisition, unless other applicable laws provide otherwise or the FSC is notified in advance of extraordinary circumstances and grants consent.

(5)      When participating in a transfer of shares, the Company, as well as the participating companies, shall convene the Board meeting on the same date, unless other applicable laws provide otherwise or the FSC is notified in advance of extraordinary circumstances and grants consent.

(6)      When participating in a merger, spin-off, acquisition or transfer of shares, the Company shall prepare a full written record of the following information and keep it for five years for reference.

A.      Basic information of personnel: including job titles, names and national identification numbers (or passport numbers in the case of foreign nationals) of all persons involved in the planning or implementation of any merger, spin-off, acquisition or transfer of another company’s shares prior to disclosure of the information.

B.       Dates of material events: including the signing of any letter of intent or memorandum of understanding, the hiring of a financial or legal advisor, the execution of a contract and the convention of a Board meeting.

C.       Important documents and meeting minutes: including merger, spin-off, acquisition and share transfer plans, any letter of intent or memorandum of understanding, material contracts and Board meeting minutes.

(7)      When participating in a merger, spin-off, acquisition or transfer of shares, the Company shall, within two days commencing immediately from the date of passing a Board resolution, submit the information set out in Items 1 and 2 of the preceding Subparagraph in the prescribed format and via the Internet-based information system to the FSC for reference.

(8)      Where any of the companies participating in a merger, spin-off, acquisition or transfer of shares is neither listed on an exchange nor has its shares traded on the over-the-counter market, the Company shall sign a contract with such company(ies) whose shares are not listed or traded and shall abide by the provisions of the preceding two Subparagraphs.
Article 27

Prior Promise of Confidentiality

Every person participating in or privy to the plan for merger, spin-off, acquisition, or transfer of shares shall issue a written undertaking of confidentiality and may not disclose the content of the plan prior to public disclosure of the information and may not trade, in their own name or under the name of another person, any shares or other equity-type securities of any company related to the plan for merger, spin-off, acquisition, or transfer of shares.

Article 28

Principles of Amending Share Exchange Ratio or Acquisition Prices

When participating in a merger, spin-off, acquisition, or transfer of shares, the Company may not arbitrarily amend the share exchange ratio or acquisition prices unless under the circumstances listed below, and shall stipulate the circumstances permitting amendment in the contract for the merger, spin-off, acquisition, or transfer of shares:

(1)      Cash capital increase, issuance of convertible corporate bonds, or the issuance of bonus shares, issuance of corporate bonds with warrants, preferred shares with warrants, stock warrants, or other equity-type securities.

(2)      An action which affects the Company’s financial condition and business operations, such as disposal of major assets.

(3)      An event which affects shareholders equity or share prices, such as a major disaster or major change in technology.

(4)      An adjustment which is made by any of the companies, who participates in the merger, spin-off, acquisition, or transfer of shares from another company, buys back treasury stock.

(5)      An increase or decrease in the number of entities or companies participating in the merger, spin-off, acquisition, or transfer of shares.

(6)      Other terms/conditions that the contract stipulates may be altered and as such have been publicly disclosed.

Article 29

Required Content in Contracts

The contract for participation by the Company in a merger, spin-off, acquisition, or transfer of shares shall stipulate the rights and obligations of the participating companies and the conditions of amendment to share exchange ratio or acquisition prices, and shall also stipulate the following:

(1)      Handling of breach of contract.

(2)      Principles for handling of equity-type securities previously issued or treasury stock previously bought back by any company that is extinguished in a merger or that is demerged.

(3)      The amount of treasury stock that participating companies are permitted under law to buy back after the record date of calculation of the share exchange ratio, and the principles for handling thereof.

(4)      The manner of handling changes in the number of participating entities or companies.

(5)      Preliminary progress schedule for plan execution and anticipated completion date.

(6)      Scheduled date for convening the legally mandated shareholders’ meetings if the plan is not completed as scheduled, and relevant procedures.
Article 30

Other Matters

(1)      After public disclosure of the information regarding the merger, spin-off, acquisition or share transfer in which the Company has participated, if any of the companies participating in the merger, spin-off, acquisition, or share transfer intends further to carry out a merger, spin-off, acquisition, or share transfer with another company, all of the participating companies shall carry out anew the procedures or legal actions that had originally been completed toward the merger, spin-off, acquisition, or share transfer; except that where the number of participating companies has decreased and a participating company’s shareholders’ meeting has adopted a resolution authorizing the board to alter, such participating company may be exempted from calling another shareholders’ meeting to resolve on the matter anew.

(2)      Where any of the companies participating in a merger, spin-off, acquisition, or transfer of shares is not a public company, the Company shall sign an agreement with the non-public company and handle the matter in accordance with the provisions of Article 26, Article 27, and the preceding Subparagraph hereof.

Chapter 6 Information Disclosure
Article 31

Public Announcement and Regulatory Filing Procedures

(1)      Under any of the following circumstances, when acquiring or disposing of assets, the Company shall publicly announce and report the relevant information on the FSC’s designated website in the appropriate format as prescribed by laws and regulations within two days commencing immediately from the Date of Occurrence:

A.       Acquisition or disposal of real property from or to a Related Party, or acquisition or disposal of assets other than real property from or to a Related Party where the transaction amount reaches 20% or more of the Company’s paid-in capital, 10% or more of the Company’s total assets, or NT$300 million or more; provided, this requirement shall not apply to transactions of selling or purchasing government bonds or bonds under repurchase or resale agreement, or subscription or repurchase of money market funds issued by domestic securities investment trust enterprises.

B.       Engaging in merger, spin-off, acquisition, or transfer of shares.

C.       Losses from the Derivative transactions reaching the limits on aggregate losses or losses on individual contracts specified in Subparagraph 2 of Article 18 herein.

D.       The type of asset acquired or disposed of is equipment for operating purpose; the transaction counterparty is not a Related Party, and the transaction amount reaches NT$1 billion.

E.       Real property acquired under an arrangement engaging others to build on the Company’s own land or rented land, a joint construction and allocation of housing units, a joint construction and allocation of ownership percentages, or a joint construction and separate sale, and the amount the Company expects to invest in the transaction reaches NT$500 million.

F.       Any asset transaction (other than those referred to in the preceding five Items) or Investment in Mainland China that reaches 20% or more of the Company’s paid-in capital or NT$300 million except for the following:

a         Purchase or sale of government bonds.

b         Purchase or sale of Securities on foreign or domestic stock exchanges or over-the-counter markets, or subscription of ordinary corporate bonds or of general bank debentures without equity characteristics that are offered and issued in the domestic primary market.

c         Purchase or sale of bonds under repurchase and resale agreement, or subscription or repurchase of money market funds issued by domestic securities investment trust enterprises.

(2)      The amount of transactions specified in the preceding Subparagraph shall be calculated based on the following:

A.       The amount of any individual transaction.

B.       The cumulative transaction amount of acquisitions and disposals of the same type of assets with the same transaction counterparty within one year.

C.       The cumulative transaction amount of real property acquisitions and disposals (cumulative acquisitions and disposals, respectively) within the same development project within one year.

D.       The cumulative transaction amount of acquisitions and disposals (cumulative acquisitions and disposals, respectively) of the same Securities within one year.

(3)      “Within one year” as used in the preceding Subparagraph refers to the year preceding the Date of Occurrence of the relevant transaction. The portion of the transactions that have been previously public disclosed in accordance with the Procedures may be excluded.

(4)       The Company shall, on a monthly basis, upload the information on the Derivative transactions as of the end of the previous month engaged by it and its Subsidiary that is not a domestic public company to the information reporting website designated by the FSC by the 10th day of each month.

(5)       Should any of the following circumstances occur after the filing and public announcement of transactions in accordance with this Article, a public report on relevant information shall be made on the information reporting website designated by the FSC within two days commencing immediately from the Date of Occurrence:

A.       Amendment, termination or rescission of the original contract.

B.       The merger, spin-off, acquisition or transfer of shares is not completed by the scheduled closing date set forth in the contract.

C.       Change to the originally publicly announced and reported information.

(6)      Where there is any omission or error in information publicly disclosed by the Company in accordance with the applicable laws and regulations, the Company shall make a rectification and all of the items shall be publicly announced and reported in their entirety again within two days counting inclusively from the date of knowing of such error or omission.

(7)      The relevant contracts, meeting minutes, log books, appraisal reports and opinions of the CPA, attorney and securities underwriter in connection with the Company’s acquisition or disposal of assets shall be kept at the Company for at least five years, unless otherwise provided by applicable laws.

(8)       If a Subsidiary of the Company is not a domestic public company and the acquisition or disposal of the assets by the Subsidiary meets the public announcement and regulatory filing requirements stipulated in the Act, the Company shall conduct the public announcement and regulatory filing on behalf of such Subsidiary.

Chapter 7 Miscellaneous
Article 32

Control Procedures for Acquisition or Disposal of Assets of Subsidiaries

(1)      The Company shall cause its Subsidiaries to adopt and implement their “procedures for the acquisition or disposal of assets” in compliance with the provisions of the Taiwan Regulations Governing the Acquisition and Disposal of Assets by Public Companies enacted by FSC.

(2)      The acquisition and disposal of assets by the Company’s Subsidiaries shall be governed by their respective “internal control systems” and “procedures for the acquisition or disposal of assets.” In addition, every month each Subsidiary shall compile a written report on assets acquired or disposed of and the Derivative transaction engaged during the preceding month (up till the end of that month) and submit such report to the Company by the 10th day of each month.

(3)      The Company’s audit division shall include the procedures for acquisition or disposal of assets conducted by the Company’s Subsidiaries as one of the annual audit items, and the audit results thereof shall be included as a required item in the audit report to be submitted to the supervisors.

Article 32-1

If the Company has established an audit committee in accordance with SEA, the provisions regarding supervisors set out in Articles 6, 13, 25, 32 and 34 shall apply mutatis mutandis to the audit committee of the Company.

If the Company has established an audit committee in accordance with SEA, the provisions regarding supervisors set out in Item 2 of Subparagraph 2 of Article 15 shall apply mutatis mutandis to the independent directors members on the audit committee of the Company.

Article 32-2

The calculation of 10% of total assets under the Procedures shall be based on the total amount of assets stated in the latest financial reports of the parent company or the latest standalone financial reports prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Article 33

Penalties

Managers and in-charge personnel of the Company violating the Procedures shall be reported for review in accordance with the Company’s personnel management regulations and subject to disciplinary actions taken according to the seriousness of the violation.

Article 34

Enforcement and Amendment

(1)      The Procedures shall be implemented after being approved by the promoters’ meeting held on February 12, 2018.

(2)      Any amendment of the Procedures shall be implemented after being approved by the Board and subsequently submitted to the supervisor and approved by the shareholders’ meeting. If any director objects to any amendment to the Procedures and such objection is recorded in the meeting minutes or a written statement, the Company shall submit such documents regarding the directors’ objection to each supervisor and the shareholders’ meeting for discussion.

(3)      If the Company has elected independent directors in accordance with SEA, when submitting the proposal regarding the Procedures to the Board for discussion pursuant to the preceding Subparagraph, the Board shall fully take into consideration each independent director’s opinions. If an independent director objects to or expresses reservations about any matter, it shall be recorded in the Board meeting minutes.

(4)      If the Company has established an audit committee in accordance with SEA, the adoption of and amendment to the Procedures shall be approved with the consent of one-half or more of all audit committee members and then submitted to the Board for a resolution.

(5)      If such proposal is not approved with the consent of one-half or more of all audit committee members as required in the preceding Subparagraph, the proposal may be approved with the consent of two-thirds or more of all the directors, and the resolution of the audit committee shall be recorded in the Board meeting minutes.

(6)      The terms “all audit committee members” and “all the directors” in Subparagraph 4 shall be counted as the actual number of persons currently holding those positions.

■Appendix 1

Advanced Semiconductor Engineering, Inc.

Rules of Procedure for the Shareholders’ Meeting

1.	The Shareholders’ Meeting of ASE shall be conducted in accordance with the Rules specified herein.
2.	Shareholders attending the meeting in person (or their proxies) shall wear attendance badges and shall submit sign-in cards in lieu of signing in. ASE's weight of share ownership in attendance shall be based on the weight of share ownership described in the preceding, plus the weight of share ownership exercised via electronic voting.
3.

Unless specified in Article 179 of the Company Act where there is no voting right entitled or such right is restricted by the applicable rules under the Company Act, a shareholder of ASE shall be entitled to one vote for each share held. When a shareholder is unable to attend the shareholders’ meeting for whatever the reason, the shareholder may present a proxy statement printed by ASE that states the scope of authorization to entrust a proxy to attend the shareholders’ meeting. With the exception of trust enterprises or stock affairs agencies approved by the competent securities authority, the votes that may be cast by one proxy representing two or more shareholders shall not exceed three percent of the votes of total shares issued; any votes in excess of that limit shall not be counted.

A shareholder may only execute one power of attorney and appoint one proxy only, which shall be delivered to ASE at least five days prior to the shareholders meeting. In case of overlapping proxies, the first one to arrive at ASE shall apply. Exception applies if one of the proxy forms is rescinded.

If a proxy has already been delivered to ASE and the shareholder wishes to personally attend the meeting or exercise his or her voting rights by electronic means, the concerned shareholder should notify ASE in writing two days prior to the shareholders’ meeting to rescind the notice for proxy. If the shareholder fails to do so by the deadline, the voting right cast by the trustee agent shall govern.

4.	Venue of shareholders meetings shall be where ASE is located or a different location convenient for shareholders to attend and for the meeting to be held with a commencement time no earlier than 9.00 a.m. or later than 3.00 p.m.
5.	Unless otherwise stipulated in the Company Act, shareholders meetings shall be convened by the board and chaired by ASE Chairman. Article 208 Paragraph 3 of the Company Act shall be followed if the Chairman is on leave or unable to exercise his/her official functions for whatever the reason. If a shareholders meeting is convened by someone having the right to convene a meeting, but who is not a member of the Board of Directors, the said person shall chair the meeting. If more than one person has the right to convene the meeting, one shall be elected to chair the meeting.
6.	ASE may designate retained lawyers, certified public accountants or relevant personnel to attend the shareholders’ meeting. Staff handling administrative affairs of the shareholders’ meeting shall wear identification badges or arm-bands.
7.	ASE shall record the whole course of the shareholders’ meeting on audio tape or video tape, and shall keep the tapes on file for at least one year.

8.	The chairperson shall announce the commencement of the meeting when the scheduled time arrives. If the number of shareholders present represent less than half of all voting rights, the chairperson may delay the meeting. A meeting may be delayed twice for a combined maximum of one hour. If after two postponements the number of shareholders present is still insufficient while representing at least one third of the total issued shares, provisional resolutions may be adopted in accordance with Article 175 Paragraph 1 of the Company Act. If prior to the end of the meeting the shareholders present represent at least half of the total issued shares, the chairperson may resubmit the provisional resolutions adopted by the meeting for a vote in accordance with Article 174 of the Company Act.
9.

Agenda of a shareholders meeting called by the board shall be decided by the board. The meeting shall proceed according to the agenda unless changed by a shareholders meeting resolution.

If the shareholders’ meeting is convened by someone entitled to convene such a meeting but who is not a member of the Board of Directors, the rules of the preceding paragraph shall apply mutatis mutandis.

Unless by the resolution of the shareholders’ meeting, the chairperson may not declare the meeting ended until all items on the agenda (including extemporaneous motions) arranged in the preceding two paragraphs have been completed.

After the meeting is declared ended, shareholders may not elect a chairperson to resume the meeting at the original location or at any other premises, unless such declaration by the chairperson has violated the rules of procedure, whereas one person may be elected the chairperson with the consent of one half of the votes represented by shareholders present to resume the meeting.

10	While the shareholders’ meeting is in session, the chairperson may at his/her discretion allocate and announce time for breaks.
11.	Before a shareholder present at the meeting speaks, he/she shall first fill out a statement slip stating therein the main points of the statement, the shareholder's account number (or the attendance identification number) and account name, so that the chairperson may determine the order of speaking. A shareholder present at the meeting that merely submits a statement slip without speaking is considered not to have spoken. If the contents of the statement do not conform to the contents of the statement slip, the contents of the statement shall govern. Unless given consent by the chairperson and the speaking shareholder, other shareholders may not speak to interrupt when a shareholder is speaking; otherwise the chairperson shall stop the interruption.
12.

Unless permitted by the chairperson, no shareholder may speak more than twice regarding the same proposal, and shall not speak for more than five minutes each time.

If a shareholder violates the rules outlined in the preceding paragraph or goes beyond the scope of proposals in speaking, the chairperson may stop him/her from speaking.

13.	An institutional shareholder may assign only one proxy representative to attend the meeting on its behalf. In the event an institutional shareholder assigns two or more representatives to attend the shareholders’ meeting, only one of the representatives may speak on any single agenda item.

14.	After a shareholder present at the meeting speaks, the chairperson may reply in person or assign relevant personnel to reply.
15.	With respect to discussions of a proposal, if the chairperson feels that a consensus has been reached where a vote can be taken on the proposal, he/she may announce that the discussions shall cease and the proposal be submitted for a vote.
16.	The chairperson shall appoint monitors and ballot counters for voting on proposals. For qualifications, monitors must be shareholders. The results of each vote shall be announced on the spot and made into the minutes.
17.	Unless otherwise provided by the Company Act or ASE’s Articles of Incorporation, a proposal shall be approved by the consent of more than half of the votes of shares represented by shareholders present. In voting, a proposal is considered approved if the chairperson receives no dissenting opinions after requesting, which has the same effect as voting by ballot.
18.	Where there is an amendment or an alternative for a proposal, the chairperson shall determine the order in which they are to be voted on with the original proposal. If any of these proposals is approved, alternative proposals shall be treated as rejected and not be voted on separately.
19.	The chairperson may instruct the inspectors (or security personnel) to assist in maintaining order in the meeting venue. While assisting in maintaining order at the venue, the inspectors (or security personnel) shall wear arm-bands reading “Inspector.”
20.	All matters not provided by these Rules herein shall be handled in accordance with the Company Act, relevant laws and regulations, as well as ASE’s Articles of Incorporation.
21.	These Rules shall come into force on the approval of the shareholders’ meeting, as shall any amendment.

■ Appendix 2

Advanced Semiconductor Engineering, Inc.

Articles of Incorporation

Chapter I General Rules
Article 1	:	ASE is organized in accordance with the rules of the Company Act that governs companies limited by shares, and is named Advanced Semiconductor Engineering, Inc.
Article 2	:

Businesses operated by ASE:

1.       Manufacture, assembly, reprocessing, testing and export of integrated circuits of various types.

2.       Research and development, design, manufacture, assembly, reprocessing, testing and export of various computer, electronic, communications and information products, as well as their peripherals and parts.

3.       General export/import trades, excluding businesses requiring special permission.

4.       CC01080 Electronic components manufacturing industry

5.       CC01990 Other electrical, electronic and mechanical equipment manufacturing industry (IC lead frame, BGA substrate and FC substrate)

6.       F119010 Electronic material wholesale business

7.       F219010 Electronic material retail business

8.       I199990 Other consultant service (technological and consultant service of IC lead frame, BGA substrate and FC substrate)

9.       JE01010 Leasing business

10.     ZZ99999 Engagement in business that are not prohibited or restricted by law with the exception of businesses requiring permit.

Article 3	:

Where ASE invests in another company as a limited liability shareholder, it is not subject to the restriction imposed by the Company Act providing that such investment shall not exceed a specified percentage of the total paid-in capital.

Article 4	:	The Company may provide external guarantees.
Article 5	:	ASE is headquartered in the Nanzi Export Processing Zone, Kaohsiung City, Taiwan. Branches, offices or business locations may be set up in Taiwan or overseas with board resolutions.
Chapter II Shares
Article 6	:

ASE's registered capital is NT$100 billion, divided into 10 billion shares with a face value of NT$10 per share. Stock options worth NT$8 billion are set aside for employee subscription. The board is authorized to issue the remainder in several batches.

Article 7	:

Share certificates of ASE are all registered in form, which shall be signed or affixed with seal by more than three directors as well as duly attested before they can be issued. According to Article 162-2 of the Company Act, ASE may choose to not provide share certificates in printed form.
Article 8	:	Title transfer of stocks shall be suspended within sixty days before the AGM is held, within thirty days before a shareholders’ provisional meeting is held, or within five days before the base date for distribution of stock dividends and bonuses or other benefits determined by ASE.

Article 9	:	ASE’s processing rules of stock affairs shall fully comply with pertinent laws and regulations promulgated by the authorities concerned.
Chapter III Shareholders' Meeting
Article 10	:

ASE holds general and provisional shareholders' meetings. A general meeting is called by the board once a year within six months after the end of a fiscal year according to law. The provisional meeting is convened when necessary according to law.

Article 11	:

To convene the AGM and the shareholders’ provisional meeting, ASE shall inform each and every shareholder of the date, venue and purpose of convening the meeting thirty days and fifteen days respectively in advance before the meeting is held.

Article 12	:

Unless otherwise regulated by the Company Act, a shareholders' meeting resolution is passed when more than 50% of all outstanding shares are represented in the meeting, and voted in favor by more than 50% of all voting rights represented at the meeting.

Article 13	:	Unless specified in Article 179 of The Company Act whereas no voting right is entitled, a shareholder of the Company shall be entitled to one vote for each share held.
Article 14	:

If a shareholder is unable to attend the shareholders’ meeting for whatever the reason, he/she may present a proxy statement printed by ASE, stating therein the scope of authorization to entrust a proxy to appear on his/her behalf. The above proxy statement shall be delivered to ASE five days in advance of the shareholders’ meeting being held.

Article 15	:

Unless otherwise stipulated in the Company Act, shareholders meetings shall be convened by the board and chaired by ASE Chairman. Article 208 Paragraph 3 of the Company Act shall be followed if the Chairman is on leave or unable to exercise his/her official functions for whatever the reason. If a shareholders meeting is convened by someone having the right to convene a meeting, but who is not a member of the Board of Directors, the said person shall chair the meeting. If more than one person has the right to convene the meeting, one shall be elected to chair the meeting.

Chapter IV Directors

Article 16	:

ASE shall have 11 to 15 directors, of which there shall be three independent directors and eight to 12 non-independent directors. Each director and supervisor shall hold office for a term of three years, and may continue to serve if re-elected.

Election of directors should be handled according to Article 198 of the Company Act and applicable laws and regulations.

When handling the aforementioned election of directors, the election of independent directors and non-independent directors should be held concurrently, with the names of the elected separately calculated, and those that receive the ballots representing the greatest number of voting rights will be elected as independent directors or non-independent directors.

The supervisors shall be replaced by an audit committee that ASE will establish in accordance with Article 14-4 of the Securities and Exchange Act. The Audit Committee shall be responsible for exercising the powers of supervisors under the Company Act, the Securities and Exchange Act, and other applicable laws. The Audit Committee shall consist of all independent directors and its powers and related matters shall be devised by the Board of Directors in accordance with the applicable laws.

Article 16-1	:

Directors shall be elected via the candidate nomination system. Shareholders retaining at least 1% of all outstanding shares and the board may nominate candidates for directorship. A list of candidates determined at board meetings to meet the criteria for being elected directors are submitted by the board to the shareholders meeting for consideration; if the shareholder’s meeting is convened by another person with the authority to convene the meeting, after the person with the authority to convene the meeting examines the qualifications of the candidate(s) for serving as an director, the names are sent to the shareholder’s meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for director will be handled according to the Company Act, the Securities Exchange Law, and other applicable laws and regulations.

Article 16-2	:

Remuneration of independent directors shall be NT$3 million per person per year. If an independent director serves on the board for less than a year, s/he shall be paid pro rata for the number of days served. An independent director of ASE, if also serving as a member of ASE's Remuneration Committee, shall receive compensation of NT$360,000 per year. If the term of service is less than one year, the actual compensation received shall be calculated on a pro-rata basis for the actual number of days served.

Article 17	:

The Board of Directors shall be organized by the directors whose functions are as follows:

(1) Preparing the business plan.

(2) Making proposals regarding profit distribution or loss replenishment.

(3) Making proposals regarding capital increase/decrease.

(4) Reviewing and approving important rules and contracts.

(5) Appointing and dismissing the president of the Company.

(6) Establishing and dissolving branch organizations of ASE.

(7) Reviewing and approving budgets.

(8) Other functions vested by The Company Act or by the resolution of the shareholders’ meeting.
Article 18	:

The Board of Directors shall be comprised of the directors. The chairman shall be elected from among the directors with at least two thirds in attendance and over half of those attending voting for him/her. A vice chairman may be elected in the same way. The chairman represents ASE in its external dealings. When the chairperson is on leave or unable to exercise his/her official functions for whatever the reason, an acting chairperson shall be designated in accordance with Article 208 of the Company Act.

Article 19	:

Unless otherwise provided by the Company Act, the board meeting shall be convened by the chairperson according to law. The meeting should be held at the location of ASE or any suitable location convenient for the directors, or by video conference.

Article 19-1	:

Individual directors and supervisors shall be notified of a board meeting to be called for with proper statement of the causes seven days in advance. In an emergency, a board meeting may be called at any time.

Notifications of board meetings may be in writing or via email or fax.

Article 20	:

A director may present a written proxy statement to entrust another director as proxy to attend the board meeting and exercise voting rights on his/her behalf, but each director may act as a proxy for only one other director.

Chapter V Manager
Article 21	:	ASE shall have one president, whose appointment, dismissal and remuneration shall be handled in accordance with Article 29 of the Company Act.
Chapter VI Accounting
Article 22	:

ASE’s fiscal year shall run from January 1 to December 31. At the end of each fiscal year, the Board of Directors shall prepare the various statements and reports as required by the Company Act and submit them to the AGM for ratification according to law.

Article 23	:

If the Company has profit for the year, 5.25% or more and 8.25% or less of the income shall be set aside as remunerations to employees, and 0.75% or less of the income shall be distributed as director remuneration. However, if the Company has accumulated loss, a portion shall be reserved in advance for making up losses.

Regarding the aforementioned employee remuneration, the 5.25% portion shall be distributed to all employees in accordance with the employee remuneration distribution rules, while the portion exceeding 5.25% shall be distributed to individual employees (having special contributions) in accordance with the rules made by the Board of Directors with the authority granted hereby.

Where employee remuneration is distributed in the form of stock or cash, it shall be resolved by a majority vote at a meeting attended by more than two thirds of the directors and shall be reported at the shareholders' meeting.

Employees referred to in the three subparagraphs include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the Board of Directors.
Article 23-1	:

ASE’s net profits each year after the actual budget shall be distributed in the following order:

(1)   Make up losses.

(2)   Allocation of 10% as statutory surplus reserve.

(3)   Allocation or reversal of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

(4)   Addition or deduction of the portion of retained earnings that are equity investment gains or losses that have been realized or measured at fair value through other overall gains or losses.

The remaining balance shall be added to the previous-year undistributed earnings, and the Board of Directors shall devise a dividend distribution proposal, which shall be submitted to a meeting of shareholders for resolution.

Article 24	:

ASE is now at the stage of steady growth. To provide ASE with the funds it needs to expand and satisfy shareholders' desire for cash inflow, ASE adopts a Residual Dividend Policy. With which, cash dividends shall not fall below 30% of all dividends, with the remainder distributed in the form of stock dividends. Dividend distribution proposals shall be drafted by the board and approved by the AGM before they are implemented.

Chapter VII Supplementary Provisions
Article 25	:	The Articles of Incorporation and By-Laws of ASE shall be separately established.
Article 26	:	Any matters that are not completely provided by the Articles of Incorporation shall be handled in accordance with the Company Act.
Article 27	:

The Articles of Incorporation were established by the founders meeting under the agreement of all founders on March 11, 1984, and the first amendment was made on May 3, 1984.

The first amendment was made on May 3, 1984.

The second amendment was made on June 11, 1984.

The third amendment was made on June 25, 1984.

The fourth amendment was made on May 28, 1986.

The fifth amendment was made on July 10, 1986.

The sixth amendment was made on August 15, 1987.

The seventh amendment was made on May 28, 1988.

The eighth amendment was made on July 18, 1988.

The ninth amendment was made on September 1, 1988.

The tenth amendment was made on October 30, 1988.

The eleventh amendment was made on November 24, 1988.

The twelfth amendment was made on December 5, 1988.

The thirteenth amendment was made on February 21, 1989.

The fourteenth amendment was made on December 11, 1989.

The fifteenth amendment was made on March 31, 1990.

The sixteenth amendment was made on March 30, 1991.

The seventeenth amendment was made on April 11, 1992.

The eighteenth amendment was made on April 28, 1993.

The nineteenth amendment was made on March 21, 1994.

The twentieth amendment was made on March 21, 1995.

The twenty-first amendment was made on April 8, 1996.

The twenty-second amendment was made on April 12, 1997.

The twenty-third amendment was made on March 21, 1998.

The twenty-fourth amendment was made on June 9, 1999.

The twenty-fifth amendment was made on July 11, 2000.

The twenty-sixth amendment was made on June 1, 2001.

The twenty-seventh amendment was made on June 21, 2002.

The twenty-eighth amendment was made on June 21, 2002.

The twenty-ninth amendment was made on June 19, 2003.

The thirtieth amendment was made on June 19, 2003.

The thirty-first amendment was made on June 15, 2004.

The thirty-second amendment was made on June 30, 2005.

The thirty-third amendment was made on June 21, 2006.

The thirty-fourth amendment was made on June 28, 2007.

The thirty-fifth amendment was made on June 19, 2008.

The thirty-sixth amendment was made on June 25, 2009.

The thirty-seventh amendment was made on June 14, 2010.

The thirty-eighth amendment was made on June 28, 2011.

The thirty-ninth amendment was made on June 21, 2012.

The fortieth amendment was made on June 26, 2013.

The forty-first amendment was made on June 26, 2014.

The forty-second amendment was to be made on June 23, 2015.

The forty-third amendment was made on June 28, 2016.

■ Appendix 3

Status of Holdings of Directors

I.	In accordance with Article 26 of the Securities and Exchange Act, all directors of the Company shall hold at least 139,835,759 shares.

II.	As of the ex-dividend date (Jan. 14, 2018) shares retained by directors and supervisors are as follows:

Jan. 14, 2018

Title	Name	Current Holdings
		Number of shares	Percentage of shares
Director	Richard H.P. Chang (Vice Chairman)	236,444,287	2.71%
Director	Rutherford Chang	3,155,294	0.04%
Director	A.S.E. Enterprises Limited	1,368,655,773	15.66%
	Represented by: Jason C.S. Chang (Chairman)
	Represented by: Tien Wu Represented by: Joseph Tung Represented by: Raymond Lo Represented by: Jeffery Chen Represented by: TS Chen
Independent Directors	Sheng-Fu You	0	─
	Ta-Lin Hsu	0	─
	Mei-Yue Ho	0	─

Note 1:     As of the ex-dividend date, a total of 1,608,255,354 shares were retained by all directors, which meets the requirement under Article 26 of the Securities Exchange Act.

Note 2:     The Company has established an Audit Committee; therefore, there is no applicable information on the number of shares retained by supervisors.

Advanced Semiconductor Engineering, Inc. No.26, Jing 3rd Road, Nantz Export Processing Zone, Kaohsiung City 811 Tel: 07-3617131 Fax: 07-3613094 E-mail:ir@aseglobal.com Http://www.aseglobal.com